7/1



03024193

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lagardere Groupe

*CURRENT ADDRESS

PROCESSED JUL 11 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3916 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/03



Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

June 24, 2003

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's June 20, 2003 press release discussing the Company's Bond Offering.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.


LAGARDERE



Press Release

LAGARDÈRE SCA BOND OFFERING

Given the recent change in the interest rate market, the Lagardère Group has decided not to exercise its right to increase the nominal amount of the bond offering, launched on June 16th, 2003, from 100 million to 125 million euros.

Paris, June 20th, 2003

Press Contacts:

Thierry Funck-Brentano tel. 33 1 40 69 16 34 tfb@lagardere.fr

Arnaud Molinié tel. 33 1 40 69 16 72 amolinie@lagardere.fr

Financial Communication

Alain Lemarchand tel. 33 1 40 69 18 02 alemarchand@lagardere.fr

82-3916

03 JUL -1 AM 7:21

ARIS
12-31-02

Reference document

Year 2002


2002

Lagardère

Groupe

Lagardère SCA

A French limited partnership with shares
with capital stock of € 849,229,824.40
divided into 139,218,004 shares of € 6.10 par value each.
Head office:
4, rue de Presbourg – 75116 Paris (France)
Tél. +33 (0) 1 40 69 16 00
320 366 446 RCS Paris
www.lagardere.com

Reference Document

Year 2002


COB

The original version of this Reference Document (Document de Référence) in French was deposited with the French Securities and Exchange Commission (Commission des Opérations de Bourse) on April 11, 2003 in accordance with COB regulation n°98-01. It may be used in connection with a financial transaction if completed by an Information notice approved by the Commission.

This English version of Lagardère's Reference Document has been prepared for the convenience of English language readers. It is a translation of the original Document de Référence deposited with the Commission des Opérations de Bourse. It is intended for general information only and should not be considered as completely accurate owing to the unavailability of English equivalents for certain French legal terms.




2002

Contents






2002

Persons responsible for the reference document and persons responsible for the audit of the financial statements

1

1

1_1 Persons responsible for the Reference Document

Mr. Arnaud Lagardère, Managing Partner (Gérant)

ARJIL Commanditée - ARCO, General and Managing Partner (Associée Commanditée-Gérante) represented by:
Mr. Philippe CAMUS, Chairman and Chief Executive Officer
Mr. Arnaud LAGARDÈRE, Deputy Chairman and Chief Operating Officer

1_2 Certification of the Managing Partners

"To the best of our knowledge, the information set out in this Reference Document is true and includes all the information needed by investors to base their opinion on Lagardère's assets and liabilities, business, financial position, results and prospects; there are no omissions which could impair its meaning".

For ARCO:
Philippe Camus

Arnaud Lagardère

1_3 Names and addresses of the Auditors

Auditors

	First appointed	End of current period of office
Barbier Frinault & Autres represented by: Mr. René PROGLIO 41, rue Ybry - 92576 Neuilly-sur-Seine Cedex	*June 29, 1987*	*2005*
Mr. Alain Ghez 37, rue des Acacias - 75017 Paris	*September 24, 1980*	*2005*
Mazars & Guérard represented by: Mr. Jacques KAMIENNY Le Vinci - 4, allée de l'Arche 92075 La Défense Cedex	*June 20, 1996*	*2008*

Alternate auditors

	First appointed	End of current period of office
Mr. Alain Grosmann 41, rue Ybry - 92576 Neuilly-sur-Seine Cedex	*June 6, 1989*	*2005*
Mr.Charles-Éric Ravisse 19, rue de Milan - 75009 Paris	*June 29, 1993*	*2005*
Mr. Michel Rosse Le Vinci - 4, allée de l'Arche 92075 La Défense Cedex	*June 20, 1996*	*2008*

Statutory Auditors' statement

(translated from the original in French)

"In our capacity as statutory auditors of Lagardère SCA and in accordance with regulation COB 98-01, we have verified that the financial information contained in this Reference Document deposited with the COB relating to the audited financial statements for the year ended December 31, 2002 ("the financial statements") has been properly derived from these financial statements.

This Reference Document has been prepared under the responsibility of the managing partners. Our responsibility is to report on the fairness of the financial and accounting information included in this Reference Document with respect to the financial position and the financial statements of Lagardère SCA.

Our procedures, which were performed in accordance with French professional standards, consisted in assessing the fairness of the information contained in this Reference Document about the financial position and the financial statements, and verifying that this information agrees with the financial statements audited by us. These procedures also included reading the other data contained in this Reference Document in order to identify any material inconsistencies with the information about the financial position and the financial statements, and reporting any incorrect information that came to our attention, based on our overall knowledge of the Company derived from our assignment. When reading individual prospective data prepared according to a specific process, we took into account the assumptions made by management and the amounts obtained.

We have also audited the annual accounts and the consolidated financial statements of Lagardère SCA for the years 2000, 2001 and 2002. Our audits were performed in accordance with French professional standards, and we have expressed unqualified audit opinions on such annual accounts and consolidated financial statements.

Based on the procedures described above, we have nothing to report concerning the fairness of the information contained in this Reference Document relating to the financial position and the financial statements."

The Statutory Auditors
April 7, 2003

Barbier Frinault & Autres *René Proglio*	Alain Ghez	Mazars & Guérard *Jacques Kamienny*

1_4 Information policy

Alain Lemarchand,
Vice President, Financial Communication and Investors Relations
Frédéric SUBRA,
Vice President, Financial Information.

- Lagardère shareholders and public information department is situated at:
  121, avenue de Malakoff
  75116 Paris, France
  Telephone: +33 (0) 1 40 69 20 73
  E-mail: lalettre@lagardere.fr

- Copies of this Reference Document and of the managing partners' and Supervisory Board reports are sent to shareholders on request.





- Shareholders receive an abridged copy of the annual report, as well as interim reports and financial statements twice a year and a newsletter three times a year.

- Conferences for individual shareholders are held in various cities in France. In 2002, six meetings were organized in Valenciennes, Grenoble, Nantes, Reims, Nîmes and Rennes.

- In 2002, several trips were made abroad to provide information about Lagardère to approximately 150 financial institutions in North America (Boston, Montreal, New York and San Francisco), in Europe (Copenhagen, Edinburgh, Frankfurt, Geneva, London, Madrid, Milan and Zurich) and in Asia (Singapore and Tokyo).

  In France, the Group organized two conferences for analysts and investors, and attended four other conferences organized by banks.

  Private meetings were also arranged for approximately 200 investors, analysts and fund managers.

- Information on the Group is available on the Internet at www.lagardere.com. The surfer will find the latest "products and services" news from Lagardère Media in the fields of digital technology, books, press publishing and distribution. Institutional headings (key figures, databases, etc.) are also available. This information, intended for all kinds of readers, employees and existing and future shareholders alike, is in French and English. Some of the topics are enhanced with sound and animation. The portal also offers navigation tools for finding information on the Group's companies and entities by business, country or key word.

- Specific information on EADS can be obtained directly from EADS' website www.eads.net or by phone at +33 (0) 1 42 24 24 24.




2002

Issue and official listing of equity securities

2

This chapter is a part of the standard Reference Document, for use only when the Company is making a specific issue.

It is therefore not applicable.




2002

3 General description of Lagardère and its capital stock





3_1 Description of the Company

3_1_0 Corporate name and head office

Lagardère SCA
4, rue de Presbourg - 75116 Paris, France.

3_1_1 Legal form

Lagardère is a French limited partnership with shares (*société en commandite par actions*).
Statutory Auditors
- Barbier Frinault & Autres
- Alain Ghez
- Mazars & Guérard

A French limited partnership with shares has two categories of partners:

- one or more general partners (*associés commandités*) - they are indefinitely liable for the company's liabilities, and their partnership rights can be sold or otherwise transferred only under certain conditions;
- limited partners (*associés commanditaires* or *actionnaires*, hereinafter referred to as "shareholders") - their situation is the same as that of shareholders in a corporation (*société anonyme*). Their holdings can be sold or otherwise transferred under the same conditions as shares in a corporation, and they are liable for the company's liabilities only to the extent of their contribution. They are represented by the Supervisory Board.

A limited partnership with shares is managed by one or more managing partners, who may be individuals or corporate entities. They are selected from amongst the limited partners or third parties, but may not be shareholders.

Because of the two categories of partners, corporate decisions are taken at two different levels: by the limited partners in general meetings, and by the general partners. Members of the Supervisory Board are appointed only by the limited partners. If a general partner is also a limited partner he cannot take part in the vote.

Lagardère SCA is subject to French laws governing *sociétés en commandite par actions*, and, in the framework of such laws, by the special provisions of its by-laws.

3_1_2 Governing law

Lagardère is governed by the laws of France.

3_1_3 Duration of the Company

Lagardère was originally incorporated on September 24, 1980 and will expire on December 14, 2079.

3_1_4 Corporate purpose (Article 3 of the by-laws)

Lagardère's purpose is in France and abroad:
- to acquire any form of interests or investments in all types of corporation or business, whether French or foreign, by any appropriate means;

- to manage any type of security portfolio and to carry out any related spot or future transactions, whether contingent or not;

- to acquire and license any patents, trademarks, and commercial and industrial businesses;
- and, more generally, to carry out any commercial, financial, industrial, security and real estate transactions related to the above purposes or to any other purpose related thereto with the aim of aiding in the development of the Company's operations.

3_1_5 Commercial Register and registration number

Lagardère is registered in the Commercial Register *(Registre du Commerce)* under number: 320 366 446 RCS Paris.

3_1_6 Inspection of corporate documents

The legal documents of Lagardère are available for inspection at the following address:
121, avenue de Malakoff - 75116 Paris, France.

3_1_7 Fiscal year

The reporting period of Lagardère is of one year's duration, from January 1 to December 31 each year.

3_1_8 Allocation and distribution of income

The Parent Company statement of income, which includes all its revenues and expenses for the year, shows, after depreciation, amortization and provisions, Lagardère's Parent Company net income or loss for the year (hereinafter called "Parent Company net income").

Out of Parent Company net income for the year, less previous accumulated losses if any, a certain amount must, by law, be set aside in priority and to the extent necessary to form the legal reserve.

Income available for distribution is made up of Parent Company net income, less any accumulated losses, less any transfers to reserves required by law or by the by-laws, plus any unappropriated retained earnings.

Out of income available for distribution, a sum equal to 1% of consolidated net income for the year after minority interests is paid to the general partners (*associés commandités*) in their capacity as general partners, whether they are managing partners (*gérants*) or not, in the proportions they decide.

The balance is distributed among the shareholders in proportion to the number of shares held by each of them.

However, the general meeting may, upon recommendation of the managing partners (*gérance*), decide to set aside from the balance available for distribution among the shareholders such amounts as it deems fit to be carried forward, or to be allocated to one or more general, extraordinary or special reserves.

Dividends are normally distributed out of Parent Company net income for the year.

The general meeting may, however, in addition, decide to distribute any part of the reserves available to it by expressly indicating those reserves from which such distributions are to be made. To the extent such reserves have been established by transfer of income available for distribution only to the shareholders, the dividends paid out therefrom accrue to the benefit of owners of shares alone, in proportion to the number of shares held by each of them.

The general meeting called to approve the financial statements for the year may, in respect of all or part of the dividends proposed for distribution, offer each shareholder an option to receive payment of his dividend in cash or in shares.



Similarly, the general meeting approving the distribution of an interim dividend under the terms of article L. 232-12 of the French Commercial Code governing such distributions, may, in respect of all or part of the said interim dividend, offer each shareholder the option to receive payment of his interim dividend in cash or in shares.

The offer, price and conditions under which the shares are issued, the request for payment in shares and the conditions of the resulting capital increase, are governed by law and regulations.

Dividends are payable at the time and in the place determined by the managing partners, within a maximum period of nine months from the end of the fiscal year, save where this period is extended by court order.

3_1_9 General meetings

General meetings are called either by the managing partners or by the Supervisory Board (*Conseil de Surveillance*), or by any other person having the right to do so by virtue of law or under the by-laws of Lagardère.

General meetings are held at the head office or at any other place as indicated in the notice of meeting. Notices of meeting are issued in the manner and within the time period provided by law and regulations.

General meetings are chaired by the managing partner (*gérant*) or one of the managing partners if there are several of them. If the meeting is called by the Supervisory Board, it is chaired by the Chairman or by a member of the Supervisory Board appointed to this effect. Where the meeting has been called by any other person legally empowered to do so, the meeting is chaired by the person who called the meeting. If the person entitled or appointed to chair the meeting fails to do so, the meeting itself elects its chair.

The vote tellers (*scrutateurs*) are the two shareholders having the greatest number of shares, either directly or by way of proxy, and who are present and accept to be tellers.

The vote tellers thus designated constitute the officers of the meeting (*bureau*), and appoint a secretary who need not be a shareholder.

The officers of the meeting verify, certify and sign the attendance sheet, ensure that discussions are properly held, settle any differences which may arise in the course of the meeting, count the votes cast, verify that voting procedures are properly observed and that minutes of the meeting are drawn up.

Minutes recording the deliberations of each meeting are entered in a special register signed by the officers of the meeting. The minutes, drawn up and recorded in this form, are considered to be a true transcript of the meeting. All copies of or extracts from the minutes must be certified by one of the managing partners, by the Chairman of the Supervisory Board, or by the secretary of the meeting.

Ordinary general meetings

The annual general meeting examines the management report prepared by the managing partners, the report of the Supervisory Board and the report of the Auditors; it discusses and approves the Parent Company financial statements for the previous year and the proposed allocation of net income, in accordance with the law and the by-laws. In addition, the annual general meeting and any other ordinary general meeting may appoint or dismiss the members of the Supervisory Board, appoint the Auditors and vote on all questions within its authority and placed on the agenda, with the exception of those matters defined in article 21 of the by-laws as being exclusively within the authority of an extraordinary general meeting.

No resolution can be adopted by the ordinary general meeting without the unanimous prior agreement of the general partner(s), with the exception of resolutions concerning the election, resignation or dismissal of members of the Supervisory Board and the appointment of a managing partner, where the Supervisory Board has exercised its right of veto twice within two months (see paragraph 3_1_12 Powers of the Supervisory Board, sub-paragraph 2). The agreement of the general partner(s) must be obtained by the managing partners prior to the ordinary general meeting.

All resolutions are adopted by a majority of the votes cast by the shareholders present or represented, including votes cast by mail, except as expressly provided in the last section of sub-paragraph 2 of paragraph 3_1_12 Powers of the Supervisory Board.

Extraordinary general meetings

The extraordinary general meeting may validly decide on:

- any amendment of the by-laws for which the approval by an extraordinary general meeting is required by law, including, but not limited to, and subject to the provisions of the by-laws, the following:
  - increase or reduction of the Company's capital stock;
  - changes in the terms and conditions of share transfers;
  - changes in the composition of ordinary general meetings or shareholders' voting rights at ordinary and/or extraordinary general meetings;
  - changes in the purposes of the Company, its duration or its head office, subject to the powers granted to the managing partners by the by-laws to transfer the Company's head office;
  - transformation of the Company into a company having another legal form, such as a corporation (*société anonyme*) or a limited liability company (*société à responsabilité limitée*);
- winding-up of the Company;
- merger of the Company;
- and all other matters on which an extraordinary general meeting may validly decide in accordance with law.

No resolution can be passed by the extraordinary general meeting without the unanimous prior agreement of the general partner(s). However, where there are several general partners, a resolution to transform the Company into a company having another legal form requires the prior agreement of only a majority of the general partners.

The agreement of the general partner(s) must be obtained by the managing partners, in advance of the extraordinary general meeting in question.

Attendance and representation at meetings, proxies, double voting rights

Any shareholder has the right to attend general meetings and to take part in the discussions, either personally or through a proxy, on proof of identity and providing his name has been recorded in a shareholders' account at least five days before the meeting.

Subject to inclusion of the relevant decision by the managing partners in the public notice of a meeting and the notice sent personally to shareholders, shareholders may participate in general meetings by means of video conferencing technology, and vote by telecommunication (e.g. through the Internet). It is the managing partners' responsibility to fix the practicalities of this method of attendance and voting after consulting the Supervisory Board. The technologies used must guarantee vote confidentiality and security and shareholder identity authentication.

A shareholder who does not personally attend the meeting may choose one of the three following options:

- to give a proxy to another shareholder or to his or her spouse; or
- to vote by mail; or
- to send a blank proxy form to the Company without appointing a proxy, in accordance with the applicable laws and regulations.

In this last case, the Chair of the general meeting will cast a vote in favor of all draft resolutions presented or approved by the managing partners and a vote against all other draft resolutions. In order to cast their votes differently, shareholders must choose a proxy holder who agrees to vote as instructed by them.



At each meeting, shareholders have a number of votes equal to the number of shares they own or represent, as evidenced by the share register on the fifth working day prior to the meeting. However, double voting rights – two votes for each share – are attributed to all those shares which are fully paid-up and which have been registered in the name of the same shareholder for at least four years. In addition, shareholders entitled to double voting rights on the date on which the Company was transformed into a limited partnership with shares, retain their double voting rights.

Furthermore, where the Company's capital stock is increased by incorporation of reserves, profits or additional paid-in capital, a double voting right is granted, from the date of issue, in respect of free registered shares distributed to the holder of shares which originally carried double voting rights.

Transfer of title to a share results in the loss of the double voting right. However, transfer as a result of inheritance, liquidation of community property between spouses, or inter vivos gift to a spouse or relative automatically entitled to inherit under French law does not cause existing double voting rights to lapse, nor does it interrupt the four-year period referred to above. Similarly, the merger or demerger of the Company has no effect on the double voting rights which may be exercised within the resulting company or companies if the by-laws of the said companies recognize these rights.

Voting rights are exercised by the owner even if the shares are pledged, and by the usufruct owner (*usufruitier*) at ordinary general meetings and by the bare owner (*nu-propriétaire*) at extraordinary general meetings.

3_1_10 Disclosure of holdings exceeding specific thresholds

Without prejudice of provisions of article L. 233-7 of the French Commercial Code, any shareholder holding directly or indirectly, as defined in said article L. 233-7, 1% or more of the voting rights, must, within five days following registration to his account of the shares that brought his holding to or above such threshold, disclose to the Company, by registered letter with acknowledgment of receipt, addressed to the head office, the total number of shares and voting rights he holds.

Disclosure must be renewed in the conditions described above every time a threshold of a further 1% is exceeded.

In the absence of disclosure in the conditions described above, all shares in excess of the threshold for which disclosure should have been made may lose their voting rights in respect of any shareholder meeting that may be held within a two-year period following the date on which the declaration is finally made, upon request of one or more shareholders holding together 5% or more of the capital stock, such request being duly recorded in the minutes of the general meeting. In these same circumstances, voting rights attached to such shares for which proper declaration has not been made cannot be exercised by the shareholder at fault, nor may he delegate such rights to others.

In accordance with legal regulations applicable, the Company has the right to obtain at any time from the clearing agent the name, or corporate name in the case of a corporate shareholder, the nationality and address of holders of securities carrying immediate or deferred voting rights at its own general meetings, together with the number of securities held by each of them and the restrictions, if any, that may apply to those securities.

3_1_11 General partners

1) The general partners (*associés commandités*) are:
- Mr. Jean-Luc Lagardère, until March 14, 2003
  domiciled at 4, rue de Presbourg - 75116 Paris, France

- Arjil Commanditée - ARCO
  a French corporation with capital stock of € 40,000,
  having its head office at 121, avenue de Malakoff - 75116 Paris, France
  and registered in the Commercial Register under number: 387 928 393 RCS Paris.

Arjil Commanditée - ARCO unconsolidated financial statements for 2002 are as follows:

Unconsolidated financial statements *at December 31, 2002 (in thousands of euros)*

Balance sheet

Assets	
Accounts receivable	*8,443*
Total	**8,443**

Liabilities and shareholders' equity	
Shareholders' equity	*8,264*
Accounts payable	*179*
Total	**8,443**

Statement of income

Operating revenues	*0*
Operating expenses	*21*
Operating loss	**(21)**
Financial income	*3,334*
Financial expenses	*0*
Net financial income	**3,334**
Non-operating income	**0**
Income tax	*(943)*
Net income for the year	**2,370**

2) The appointment of one or more new general partners is decided by the shareholders in an extraordinary general meeting, upon the unanimous recommendation of the existing general partners or partner.

3) The Company is not wound up in the case of the death or incapacity of a person who is a general partner, nor in the event of liquidation of a general partner which is a corporate entity.

4) A person who is a general partner who is also a managing partner loses his status as general partner, automatically and effective immediately, if the person is dismissed as managing partner for just cause under the terms of article 10-6 of the by-laws.

5) Any corporate entity which is a general partner automatically loses such status effective immediately, in the event that it effects a sale or subscription of shares which is likely to change its control, in the absence of consent to such a transaction by the Supervisory Board, as provided in article 14-4 of the by-laws.

In both cases the by-laws are automatically amended to reflect this change. The amendment is recorded and published by a managing partner, or in the absence of a managing partner, by a general partner or by the Supervisory Board.



Rights of the general partners

General partners who are not also managing partners (*commandités non gérants*) do not participate directly in the management of the Company, except as described in article 10-6 of the by-laws (absence of managing partner).

They exercise all the prerogatives attributed to their status by law and the by-laws.

By reason of the unlimited joint and several liability they assume, general partners who are not also managing partners have right of access to all books and documents of the Company and to ask the managing partners any questions concerning the management of the Company, in writing. The managing partners must answer such questions in writing as promptly as possible. In addition, in consideration for their unlimited joint and several liability, general partners are entitled to specific remuneration calculated in accordance with the provisions of article 25 of the by-laws.

Decisions of the general partners

1) The general partner(s) take decisions either in meetings or by written consultation (ordinary letter, telex, telegram, fax, etc.).

2) In the event of a written consultation, each general partner has a period of fifteen days to inform the managing partners of his decision on each of the draft resolutions. A general partner who does not reply within this period is considered to have voted against the resolution.

3) Decisions taken by the general partner(s) are recorded in minutes stating, inter alia, the date and method of consultation, the report or reports made available to the general partner(s), the text of the resolutions and the result of the voting.

The minutes are drawn up by the managing partners or by one of the general partners, and signed by the general partner(s) and/or the managing partner(s), as the case may be.

Copies or extracts of the minutes are validly certified as true copies either by the managing partner, or by one of them if there are more than one, and by the general partners.

3_1_12 Supervisory Board

Establishment of the Supervisory Board

1) The Company has a Supervisory Board composed of fifteen members, selected exclusively among shareholders who are neither general nor managing partners.

2) The Board members are appointed or dismissed by the shareholders in an ordinary general meeting. Shareholders who are also general partners are not entitled to vote on such resolutions.

3) The term of office of members of the Supervisory Board cannot exceed six years. It terminates at the close of the annual general meeting called to approve the financial statements for the preceding year and which is held during the year in which the term of the member expires. Members of the Supervisory Board may be reelected.

No more than a third of the members of the Supervisory Board may be more than seventy-five years old. If this number is exceeded, the oldest member is automatically deemed to have resigned.

Powers of the Supervisory Board

1) The management of the Company is placed under the permanent supervision of the Supervisory Board as provided by law.

   In accordance with law, the Board prepares a report for each annual general meeting called to approve the financial statements of the Company. This report is made available to the shareholders at the same time as the managing partners' report and the financial statements.

In the event of one or more managing partners being dismissed by the general partners, the Board must give its opinion. For this purpose, the Board is notified by the general partners at least fifteen days in advance, and it must give its opinion within ten days of such notice, which is given by registered letter addressed to the Chairman of the Supervisory Board.

The Supervisory Board draws up a report on any proposal to increase or reduce the Company's capital stock.

The Supervisory Board may, if it deems it necessary, after having informed the managing partner(s) in writing, call an ordinary or extraordinary general meeting of the shareholders, in compliance with the legal provisions relating to notices of meetings.

The Supervisory Board has, by law, the right to receive from the managing partners the same documents as are made available to the Auditors.

2) Save for the appointment of the first managing partner, which is governed by article 10 of the by-laws, the appointment or reappointment of any managing partner must be approved by the Supervisory Board. Should Arjil Commanditée-ARCO be appointed as managing partner, the Supervisory Board's approval will have to be obtained, not in respect of ARCO itself, but in respect of its chairman and general managers.

The Supervisory Board must grant or refuse its approval within twenty days of receiving notice from the general partners of the proposed appointment.

If the Supervisory Board twice refuses to approve an appointment within a period of two months, in respect of two different candidates, while the Company is left without a managing partner and it is managed on an interim by the general partners under article 10-6 of the by-laws, approval may be given by a majority vote of the shareholders in an ordinary general meeting called by the general partner(s) and at which only one of the two candidates is put forward.

In the absence of approval from either the Supervisory Board or the general meeting in accordance with the above, the general partner(s) designate a third person. If the Supervisory Board fails to approve the appointment of the said third candidate, the appointment is submitted to the shareholders in an ordinary general meeting which may only refuse the candidate by a vote of a two-third majority of the shareholders present or represented.

3) Should ARCO become a managing partner of the Company, and as from its appointment to such office, no person may become a shareholder in ARCO either by acquiring shares in ARCO or by subscribing to an increase in its capital stock, exercising share warrants or through the conversion or redemption of bonds, without the prior agreement of the Supervisory Board, which must approve or refuse this proposal within twenty days of receiving notice, either from ARCO or from those shareholders who intend to transfer their shares.

If such a transaction takes place without the approval of the Supervisory Board, ARCO, by virtue of the third paragraph of article 10-6 of the by-laws, is automatically deemed to have resigned from its office as managing partner, effective immediately.

4) Any transaction for the transfer of ARCO shares or the issue of securities by ARCO, which might alter its control immediately or in the future, must obtain the prior approval of the Supervisory Board, which must make a decision within twenty days of receiving notice, either from ARCO or from those shareholders who intend to transfer their shares.

If such a transaction takes place without the approval of the Supervisory Board, ARCO, by virtue of article 18-5 of the by-laws, automatically forfeits its status of general partner, effective immediately.

5) The approval of the Supervisory Board required in sub-paragraphs 3 and 4 above is automatically **deemed to have been given, if the acquiring or subscribing candidate makes a valid public tender**





offer for all of the Company's shares. Such approval is not required in the event of a transfer of ARCO shares by way of inheritance.

3_1_13 Managing partners *(Gérance)*

1) The Company is managed by one or more managing partners *(gérants)*.

The first managing partner, Mr. Jean-Luc Lagardère, was appointed on December 30, 1992 for a period of six years.
On March 17, 1998, the Supervisory Board unanimously approved the following proposals of the general partners:

- to renew Mr. Jean-Luc Lagardère's term of office as managing partner for a period of six years, from December 30, 1998. Following the death of Mr. Jean-Luc Lagardère on March 14, 2003, the Supervisory Board, at a meeting held on March 26, 2003, agreed to the appointment of Mr. Arnaud Lagardère to replace his father.
- to appoint ARCO managing partner for a period of six years, from Mach 17, 1998; ARCO being represented by its two officers: Mr. Philippe Camus, Chairman and Chief Executive Officer, and Mr. Arnaud Lagardère, Deputy Chairman and Chief Operating Officer. The choice of these two representatives received the prior approval of the Supervisory Board.
  Mr. Arnaud Lagardère and ARCO are thus now both managing partners of the Company.

2) Throughout the life of the Company, any new managing partner is appointed unanimously by the general partners, with the approval of the Supervisory Board or of the general meeting according to the provisions of article 14 of the by-laws.

3) Each managing partner has the broadest possible authority to act in any circumstances in the name of the Company, within the scope of the corporate purpose and subject to the powers expressly attributed by law or the by-laws to the general meeting of shareholders and to the Supervisory Board.

In accordance with law, each managing partner may authorize and grant, in the name of the Company, any sureties, warranties and undertakings which he deems reasonable.

Each managing partner may delegate part of his powers to one or more persons, whether or not they are employees of the Company and whether or not such persons have a contractual relationship with the Company. Such delegation in no way affects the duties and liability of the managing partner in relation to the exercise of such powers.

4) The managing partner(s) must take all necessary care in handling the business of the Company.

5) The age limit for a person who is a managing partner is 80 years.

6) The term of office of a managing partner cannot exceed six years and is renewable.

A managing partner who wishes to resign must inform the other managing partners, the general partners and the Chairman of the Supervisory Board, by registered letters with acknowledgment of receipt, at least three months before the date on which the said resignation is to take effect.

In the event that a corporate general partner which is also a managing partner of the Company, changes its managing partner(s), the chairman of its board of directors and/or its general manager(s), it is automatically deemed to have resigned as managing partner of the Company, effective immediately. This is also the case on expiry of the approval of such persons given by the Supervisory Board as described in paragraph 3.1.12 above, or in the event of sale or subscription of shares which the Supervisory Board has not approved as described in paragraph 3.1.12 above.

When a managing partner's office terminates, the management of the Company is carried out by the managing partner(s) who remain in office, without prejudice to the right of the general partners to appoint a new managing partner as a replacement, or to renew the appointment of the outgoing managing partner, as described in sub-paragraph 2 above.

Where a sole managing partner's office terminates, one or more new managing partner(s) are appointed, or the outgoing sole managing partner is reappointed, as described in sub-paragraph 2 above. However, pending such appointment(s), the Company is managed by the general partner(s) who may delegate all necessary powers for the management of the Company until the new managing partner(s) has been appointed.

A managing partner may be dismissed at any time on the grounds of incapacity (whether as a result of insolvency proceedings or otherwise) or for any other cause, by the unanimous decision of the general partners, after the Supervisory Board has expressed its opinion as described in paragraph 3.1.12 above. A managing partner may also be dismissed for just cause, by decision of the courts.

3_2 General description of the capital stock

3_2_1 Amount of the capital stock

On December 31, 2002, the capital stock of the Company amounted to € 849,229,824.40 and was divided into 139,218,004 shares of par value € 6.10 each, all ranking pari passu and fully paid.

Changes in the capital stock over the last four years are described in paragraph 3_2_5 below.

3_2_2 Authorized unissued capital

The combined general meeting of May 23, 2002 authorized the managing partners, for a period of 26 months, to issue securities granting access to the Company's capital, immediately or at a later date, within the following limits:

- maximum nominal amount of capital increases which may result from authorized issues: € 300 million;
- maximum authorized for bond issues: € 1,500 million.

The unused portions of authorizations granted by the above general meeting [1] by type of security are as follows:

Limits *(in millions €)*	Maximum amount for bond issues	Maximum (nominal) amount of capital increase wich may result from unused authorizations
1. By type of security		
Common stock	–	*300*
Shares with share subscription warrants attached	–	*300*
Bonds with share subscription warrants attached	*1,500*	*300*
Convertible bonds	*1,500*	*300*
Share subscription warrants	–	*300*
Other composite securities	*1,500*	*300*
2. Total	**1,500**	**300**

(1) Although this decision did not involve securities granting access to the Company's capital, it should be noted that the meeting of May 21, 2001 authorized the managing partners to issue, on one or more occasions, bonds and securities other than securities granting access to the Company's capital, up to a maximum amount of € 2 billion.



The combined general meeting which will be called in May 2003 to approve the financial statements for the year 2002 will be asked to update some of the above authorizations.

The general meeting of May 21, 2001 gave the managing partners a five-year authorization to increase the capital stock of the Company, on one or more occasions, up to a maximum of 5% of the total number of shares making up the capital stock, through the issue of shares to be subscribed under the Group Savings Plan in accordance with articles L. 443-1 and following of the French Labor Code and article L. 225-138 of the French Commercial Code, by employees of the Company and its affiliated companies or groupings.

According to a decision taken on November 12, 2001 by the managing partners under this authorization, the capital stock was increased on December 21, 2001 by a nominal amount of € 4,063,966.4 through the issue, at a price of € 31.5 per share, of 666,224 new shares of par value € 6.10 each, representing 0.48% of the capital stock.

All of these shares were subscribed by employees through investment funds set up under the Group Savings Plan.

3_2_3 Securities granting access to the Company's capital

Except for stock options granted but not yet exercised (see Chapter 6_3_2), there are no other securities granting access to the Company's capital.

At December 31, 2002, there were 5,341,053 stock options outstanding.

3_2_4 Pledge of Company shares registered in directly managed accounts

- Number of shareholders: 576
- Number of shares: 2,014,529, or 1.45% of the capital stock

3_2_5 Changes in the capital stock since December 31, 1998

Description of the operation Year		Changes* Number of shares	Nominal Amount (in euros)	Additional paid-in capital (in euros)	Total capital stock (in euros)	total number of shares
Dec. 31, 1998					731,513,645	119,960,374
1999	*Exercise of 216,255 share options*	216,255	1,318,714	2,257,040	732,832,359	120,176,629
	Capital increase reserved for employees	1,034,540	6,308,584	19,037,645	739,140,943	121,211,169
	Exercise of 1,338,060 share options	1,338,060	8,159,437	15,971,391	747,300,380	122,549,229
2000	*Exercise of 494,980 share options*	494,980	3,018,368	5,849,006	750,318,749	123,044,209
	Issue of shares as part of the public share exchange offer for Hachette Filipacchi Médias shares	13,828,188	84,323,747	904,245,699	834,642,496	136,872,397
	Capital increase reserved for employees	357,407	2,179,454	16,155,525	836,821,950	137,229,804
	Exercise of 343,534 share options	343,534	2,094,857	4,308,728	838,916,807	137,573,338
2001	*Exercise of 336,430 share options*	336,430	2,051,537	4,195,271	840,968,344	137,909,768
	*Translation of capital stock into euros, by translating the par value of each share***			281,241	841,249,585	137,909,768
	Capital increase reserved for employees	666,224	4,063,966	12,922,090	845,313,551	138,575,992
	Exercise of 92,680 share options	92,680	565,348	1,420,619	845,878,899	138,668,672
2002	*Exercise of 549,332 share options*	549,332	3,350,925	8,061,960	849,229,824	139,218,004

(*) Most of the figures indicated below are the French franc original amounts translated into euros.

(**) Par value of FRF 40 translated into € 6.10 (rounded up to the nearest cent of a euro).

3_3 Shareholders and voting rights

3_3_1 Concert with other groups

On completion of the Group's restructuring carried out at the end of 1992, Lagardère Capital & Management announced that it was in concert with Floirat group (Aigle Azur SA and the Floirat family), Marconi Corporation Plc (formerly GEC) and DaimlerChrysler. The French Stock Exchange gave notice of this action to the public in a notice dated February 23, 1993.

On December 31, 2002, the Floirat family only held 0.14% of Lagardère SCA's capital stock (0.22% of the voting rights).

Following:
- the sale by Marconi Corporation Plc of all of its holding in October 2001,
- the disclosure made on February 19, 2002 by Lagardère Capital & Management that it had raised its holding above the statutory ceiling of 5% and that it then held 5.26% of Lagardère SCA's capital stock (6.9% of existing voting rights), and
- additional purchases made by Lagardère Capital & Management during 2002,

Lagardère Capital & Management and DaimlerChrysler together held 7.9% of the capital stock and 10.7% of the voting rights at December 31, 2002.

On April 21, 1993, the French Stock Exchange gave notice of the agreement between Lagardère Capital & Management and DaimlerChrysler, after the Council of Securities Exchanges (*Conseil des Bourses de Valeurs*) had noted, in its session of March 24, 1993, that two clauses of this agreement (undertaking by Lagardère Capital & Management not to accept a direct competitor of DaimlerChrysler as a shareholder in Lagardère; non-dilution clause in respect of DaimlerChrysler's interest) characterized this agreement as a concert. The contents of this agreement may be summarized as follows:

- right of first refusal granted by DaimlerChrysler France Holding to Lagardère Capital & Management, which right may be exercised by a nominee, in respect of those Lagardère shares held by DaimlerChrysler France Holding;

- right granted to Lagardère Capital & Management to acquire Lagardère shares held by DaimlerChrysler France Holding in the event that DaimlerChrysler AG loses control of DaimlerChrysler France Holding, except where control of DaimlerChrysler France Holding is transferred to another company controlled by DaimlerChrysler AG, and the said company has accepted the terms of the agreement;

- undertaking given by Lagardère Capital & Management to use its best efforts to enable DaimlerChrysler France Holding to sell its shares at the same price and on the same conditions as Lagardère Capital & Management in the event that the latter plan to sell all of its interest in Lagardère;

- undertaking by Lagardère Capital & Management to enable DaimlerChrysler France Holding to subscribe, in proportion to its interest, to future capital increases in cash of Lagardère;

- undertaking by Lagardère Capital & Management to provide DaimlerChrysler France Holding with the financial information, other than confidential information, which it may have from time to time at its disposal, regarding Lagardère;

- undertaking by Lagardère Capital & Management to consult DaimlerChrysler AG prior to any significant strategic decision by Lagardère affecting major interests of DaimlerChrysler AG;
- undertaking by Lagardère Capital & Management to refrain from seeking to introduce any direct competitor of DaimlerChrysler AG into the capital of Lagardère without the consent of DaimlerChrysler AG;



• undertaking by Lagardère Capital & Management to consult DaimlerChrysler AG prior to any proposal by Lagardère to pay dividends amounting to less than half of its income available for distribution;

• undertaking by DaimlerChrysler AG to inform Lagardère Capital & Management prior to any direct or indirect acquisition of securities in Lagardère;

• undertaking by DaimlerChrysler AG to refrain from acquiring securities in Lagardère directly, indirectly or in concert with any third party, except with the consent of Lagardère Capital & Management, which would or could bring the percentage of its shareholding in Lagardère to more than 10% of the latter's capital stock.

3_3_2 Changes in share ownership and voting rights over the last three years

Shareholders	At December 31, 2002			At December 31, 2001			At December 31, 2000		
	Number of shares	% of capital stock	% of voting rights	Number of shares	% of capital stock	% of voting rights	Number of shares	% of capital stock	% of voting rights
Lagardère Capital & Management	*7,691,383*	*5.52*	*6.98*	*4,540,793*	*3.27*	*5.36*	*4,505,275*	*3.28*	*5.43*
DaimlerChrysler	*3,289,116*	*2.36*	*3.71*	*3,289,116*	*2.37*	*3.82*	*3,289,116*	*2.39*	*3.87*
Sub-total	**1,0980,499**	**7.88**	**10.69**	**7,829,909**	**5.64**	**9.18**	**7,794,391**	**5.67**	**9.30**
French institutional investors	*35,796,906*	*25.71*	*25.99*	*39,276,714*	*28.32*	*29.69*	*41,168,539*	*29.92*	*29.89*
Non-French institutional investors	*63,721,971*	*45.77*	*43.1*	*62,169,492*	*44.83*	*40.04*	*62,318,796*	*45.3*	*39.99*
General public	*193,07,402*	*13.88*	*15.78*	*19,783,124*	*14.29*	*16.38*	*20,350,091*	*14.79*	*16.41*
Employees and Group Savings Plan investment funds	*5,010,732*	*3.6*	*4.44*	*5,203,439*	*3.75*	*4.71*	*400,598*	*3.42*	*4.41*
Treasury stock	*4,400,494*	*3.16*		*4,405,994*	*3.17*		*1,240,923*	*0.9*	
Total	**139,218,004**	**100**	**100**	**138,668,672**	**100**	**100**	**137,573,338**	**100**	**100**

3,371,271 options, including options granted in 1994, were exercised between January 1, 1999 and December 31, 2002, giving rise to the issue of an equivalent number of new shares (see table 3.2.5).

The Company is not aware of any other stockholder holding 5% or more of its capital stock or voting rights.

3_3_3 Voting rights

For more information on the conditions for granting double voting rights, see paragraph 3.1.9.

At December 31, 2002:
• Total number of voting rights: 173,462,750
• Total number of shareholders: 189,954
• Percentage of capital held by Supervisory Board members: 5.57%
• Percentage of voting rights held by Supervisory Board members: 7.02%

3_3_4 Authorization granted to the managing partners to deal on the Stock Exchange in the Company's shares

In accordance with the provisions of article L. 225-209 of the French Commercial Code, the general meeting of May 23, 2002 renewed the authorization granted to the Company by the general meeting of May 21, 2001 to proceed with purchases and sales of its own shares in order to regulate the market. (see Information Notice n° 02-482 approved by the French Securities and Exchange Commission on April 30, 2002).

The per-share maximum purchase price is fixed at € 80, and the minimum sales price at € 40.

This authorization may not result in increasing the number of its own shares held directly or indirectly by the Company to more than 10% of the total number of shares making up the capital stock.

No shares were purchased by the Company under this authorization during 2002. No share purchase was made by the Company since January 1, 2003.

In July 2002, 5,500 Company shares were exchanged for 5,500 Hachette Filipacchi Médias shares in execution of commitments made to HFM group employees at the time of the share exchange offers of 2000.

Consequently, at December 31, 2002, the Company owned 3,692,867 of its own shares or 2.65% of its capital, at a value of € 192,096,789 giving an average per-share price of € 52.02. Including the 707,627 indirectly-owned treasury shares (0.51%), the Company held directly and indirectly 4,400,494 of its own shares, i.e. less than 3.16% of the shares making up the capital stock.

3_3_5 Corporate entities exercising control over Lagardère

Lagardère Capital & Management (L.C.&M.), with 5.52% of the capital and 7% of the voting rights, is the largest permanent shareholder in Lagardère SCA. Its capital stock is held by its Chairman, Mr. Arnaud Lagardère, who is also a managing partner of Lagardère SCA, as is ARCO, a subsidiary of L.C.&M. The appointment of Mr. Arnaud Lagardère as general partner of Lagardère SCA will be submitted for approval at the meeting of May 13, 2003.

3_3_6 Group to which the Company belongs

Lagardère SCA is the ultimate holding company of the Lagardère Group. (see Group organization at December 31, 2002, page 31, paragraph 4.1.1.2).

3_4 Stock exchange information

3_4_1 General

- Number of shares making up the capital stock at December 31, 2002: 139,218,004
- Number of shares listed on December 31, 2002: 139,218,004
- Listed: Paris Stock Exchange - Premier Marché - Deferred settlement system (*Système du Règlement Différé* - SRD).




3_4_2 Dividends, trading volumes and share prices

Dividends paid

Year of payment	Number of shares entitled to dividends	Net dividend *(€ per share)*	Tax credit *(€ per share)*	Gross dividend *(€ per share)*	Total dividend *(€ million)*
1998 [1]	*118,593,649*	*0.67*	*0.33*	*1.00*	*79.6*
1999	*118,834,265*	*0.78*	*0.39*	*1.17*	*92.7*
2000	*121,713,270*	*0.78*	*0.39*	*1.17*	*94.9*
2001	*137,164,803*	*0.78*	*0.39*	*1.17*	*107.0*
2002	**135,169,410**	**0.82**	**0.41**	**1.23**	**110.8**

(1) Euro translation of exact amount in French Francs

Any dividend not claimed within five years from the due date lapses and is paid to the French Treasury.

Trading volumes and changes in Lagardère share price January 1999 - February 2003
Source : SBF – EURONEXT Paris

	Month	Total shares traded	Average daily volume	Total amount (€ thousands)	Average daily amount	Opening price on last day of month (€)	High for month (€)	Low for month (€)
1999	January	8,146,697	407,335	304,024	15,201.20	39.10	39.40	34.51
	February	9,006,989	450,349	338,084	16,904.20	36.05	40.30	34.56
	March	12,985,502	564,587	406,458	17,672.10	30.10	36.39	28.00
	April	12,786,025	639,301	414,508	20,725.40	36.00	37.50	28.97
	May	13,878,798	693,940	537,618	26,880.90	37.57	41.20	36.30
	June	10,973,933	498,815	399,740	18,170.00	35.20	39.15	33.80
	July	11,249,664	535,698	408,025	19,429.80	35.20	38.90	34.81
	August	6,876,138	312,552	257,397	11,699.90	38.54	40.00	35.20
	September	10,857,852	493,539	440,554	20,025.20	38.60	43.86	37.51
	October	8,582,313	408,682	339,563	16,169.70	37.20	44.00	36.81
	November	14,230,963	677,655	605,474	28,832.10	46.65	49.50	37.15
	December	10,750,257	488,648	533,137	24,233.50	52.90	54.00	45.75
2000	January	27,725,973	1,320,284	1,943,039.70	92,525.70	80.00	85.50	51.20
	February	10,053,447	907,307	1,786,562.40	85,074.40	97.00	108.00	80.50
	March	15,415,356	670,233	1,421,400.40	61,800.00	80.00	110.00	80.00
	April	16,799,819	933,323	1,227,128.40	68,173.80	72.10	86.20	62.10
	May	13,347,061	606,685	959,728.00	43,624.00	73.70	81.50	59.80
	June	11,866,131	565,054	960,019.20	45,715.20	80.00	87.25	74.35
	July	8,303,631	415,182	622,210.00	31,110.50	70.30	80.50	64.25
	August	9,215,562	400,677	675,797.50	29,382.50	78.80	80.55	67.60
	September	8,889,284	423,299	674,715.30	32,129.30	69.50	85.25	68.30
	October	13,186,109	599,369	831,930.00	37,815.00	66.75	71.55	55.00
	November	10,398,175	472,644	659,249.80	29,965.90	59.00	71.50	56.70
	December	7,705,516	405,553	488,495.70	25,710.30	62.40	67.50	59.15
2001	January	9,281,337	421,879	611,723.20	27,805.60	68.00	72.00	57.20
	February	9,635,001	481,750	607,994.00	30,399.70	62.00	69.20	60.30
	March	12,341,807	560,991	724,893.40	32,949.70	58.20	65.50	51.25
	April	10,840,794	570,568	655,589.30	34,504.70	63.75	65.50	55.05
	May	11,585,763	526,626	746,985.80	33,953.90	61.80	67.50	60.70
	June	10,659,621	532,981	621,846.00	31,092.30	53.10	64.60	51.30
	July	8,149,940	370,452	459,773.60	20,898.80	60.80	60.80	52.40
	August	10,193,104	443,178	566,407.20	24,626.40	52.70	61.30	50.30
	September	21,838,748	1,091,937	820,104.00	41,005.20	34.27	51.90	29.40
	October	17,694,036	769,306	652,696.30	28,378.10	37.00	42.89	32.50
	November	13,772,965	626,044	621,130.40	28,233.20	46.50	50.80	38.50
	December	9,460,705	525,595	438,867.00	24,381.50	46.00	49.70	44.20
2002	January	10,995,320	499,787	499,347.20	22,697.20	44.90	49.75	43.26
	February	9,328,559	466,428	417,192.00	20,859.60	46.95	48.20	41.92
	March	10,829,870	541,494	559,174.00	27,958.70	53.65	54.40	46.61
	April	11,459,323	545,682	594,377.70	28,303.70	50.00	54.85	48.12
	May	20,731,800	942,355	1,013,130.80	46,051.40	47.27	51.50	45.10
	June	13,546,472	677,324	608,406.00	30,420.30	44.10	49.18	41.70
	July	15,759,519	685,196	653,657.70	28,419.90	41.77	45.29	37.02
	August	11,202,190	509,190	447,504.20	20,341.10	38.71	43.75	37.00
	September	10,228,122	487,053	387,731.40	18,463.40	38.95	40.74	35.50
	October	14,430,062	627,394	576,817.00	25,079.00	44.16	45.50	35.50
	November	11,391,038	542,430	501,658.50	23,888.50	45.85	46.71	40.85
	December	11,226,658	561,333	455,750.00	22,787.50	38.11	47.40	37.19
2003	January	12,070,912	548,678	454,082.20	20,640.10	36.80	41.67	34.80
	February	12,150,766	607,538	423,788.00	21,189.40	33.97	37.88	32.62







2002

Information on Lagardère operations


4



4

4_1 Description of the Company and the Group

4_1_1 Group structure

4_1_1_1 Recent history

Lagardère (known as MMB up to the end of 1992, then Lagardère Groupe until June 1996) was originally intended to unite, through asset contributions, all assets held by the Matra group in the media sector, prior to the French State's acquisition of an interest in Matra's capital in 1982. All the shares created in consideration for these contributions were immediately allocated to the then shareholders of Matra.

From this starting point, and following various transactions (contributions and acquisitions), Lagardère increased its interest in Marlis to 42.1%. Up to December 29, 1992, Marlis controlled over 50% of Hachette's capital stock.

As part of the privatization of Matra in 1988, Lagardère obtained 6% of Matra's capital stock. Thanks to additional share purchases, Lagardère owned 25% of Matra's capital stock at December 29, 1992.

The Group was substantially modified by the numerous significant restructuring transactions which took place at the end of December 1992.

These transactions may be summarized briefly as follows:

- Lagardère absorbed its parent company Arjil, which also controlled Banque Arjil & Cie set up in 1987;
- Lagardère received by direct and indirect contributions shares in Matra (from Floirat, Daimler Benz and GEC) and Marlis (from Floirat, Crédit Lyonnais and Aberly, a subsidiary of Hachette);
- Matra and Hachette were merged;
- Lagardère adopted a new legal form, changing from a corporation (*société anonyme*) to a limited partnership with shares (*société en commandite par actions*), and the by-laws were changed to reflect the new form.

Following these operations, Lagardère held 37.6% of Matra Hachette's capital stock.

Lagardère, in a public exchange offer launched in February/March 1994, offered the shareholders of Matra Hachette an exchange of their shares for new Lagardère shares with share subscription warrants attached. At the end of this very successful offer, Lagardère held 93.3% of Matra Hachette's capital stock.

The substantial increase in the control of Lagardère over its subsidiary, which was the aim of the exchange offer, resulted in a reorientation of the bulk of stock exchange transactions to the Parent Company's share and confirmed Lagardère's leadership in the development of the whole Group.

This situation, characterized by the co-existence of two listed companies (Lagardère and Matra Hachette), one being the subsidiary of the other, caused problems in terms of both management and communication. It was finally corrected in June 1996 when Matra Hachette was merged into Lagardère. This last step in the simplification of the group structure enabled the Group to give a clearer, stronger and better-oriented image, and more efficient means of strengthening its financial structure.

At that time, the Group had ten different divisions (Defense, Space, Telecommunications and CAD/CAM, Automobile, Transit Systems, Book Publishing, Print Media, Radio Broadcasting and TV and Film Production, Distribution Services, and Multimedia Grolier). Some of these activities have since been disposed of, re-sized or redeployed.

From 1996 onwards, Defense was merged with British Aerospace Dynamics; in 1998 the Transit Systems division was disposed of; in 1999 the Group withdrew from "public switching" and "cellular terminals" activities within the Telecommunications and CAD/CAM division. Then, all the industrial business activities were brought together into a single company, called Matra Hautes Technologies, which merged with Aerospatiale to form Aerospatiale Matra. Lastly, on July 10, 2000, this reorganization process culminated in the integration of Aerospatiale Matra, DaimlerChrysler Aerospace AG (DASA) and Construcciones Aeronáuticas SA (CASA) giving rise to EADS N.V. (European Aeronautic Defence and Space Company – EADS) (see page 45).

In the field of the Media, starting in 1999, the Lagardère Group disposed of certain non-strategic assets (Outdoor Display, Grolier Inc.), and took 100% control of the Audiovisual business (Europe 1 Communication) and the Print Media business (Hachette Filipacchi Médias). At the beginning of 2000, two critical strategic alliances were finalized, one with the Canal + group and the other with Deutsche Telekom in the field of new digital media (see page 40).

In September 2002, Lagardère made an offer to acquire the publishing assets of VUP in Europe (mainly in France) and Latin America (excluding Brazil) that the Vivendi Universal Group had just decided to put up for sale at the same time as its USA publishing assets (Houghton Mifflin). On October 23, 2002, Vivendi Universal announced that it was accepting Lagardère's bid (see the presentation of this operation in section 7.1.1. "Recent Events").

4_1_1_2 Group organization at December 31, 2002



LAGARDÈRE SCA
99.2%
Banque ARJIL
High Technologies*
Lagardère Media*
Automobile*
15.10%(1)
(2)
100%
EADS
Airbus
Military Transport Aircraft
Aeronautics
Space
Defense and Civil Systems
100%
Book Publishing
Hachette Livre
Automobile
Matra Automobile
100%
Print media
Hachette Filipacchi Médias
100%
Distribution Services
Hachette Distribution Services
99%
Lagardere Active
Lagardere Active Broadcast
27.4%
multiThématiques
100%
Lagardere Active Broadband
34%
CanalSatellite

(1) : Indirect consolidation percentage.

(2) : Companies listed below are held through Hachette SA, a wholly-owned subsidiary of Lagardère SCA.

* : Voting right and ownership interest percentages are identical.

4_1_2 Outline of the Group's strategy

Lagardère is a media group with a strategic shareholding in EADS (European Aeronautic Defence and Space company). The Group withdrew from auto manufacturing on February 26, 2003.

In the field of the Media, Lagardère Group's ambition is to capitalize on its major advantages – international presence, strong brand names (Elle, Première, Paris Match, Europe 1, Hachette, Virgin), control of content publishing (book publishing, film & television production and new media), and world leadership in the businesses of consumer magazines and distribution of cultural/leisure products and services – in order to consolidate its presence and performance in all the major sectors related to the publishing and distribution of high quality contents.

In this respect, 2002 was marked by the acquisition, subject to the approval of the European competition authorities, of the publishing activities of Vivendi Universal Publishing (VUP), excluding United States and Brazil operations. The operation took place in the last quarter of the year, and, given the strength of VUP's brand names and contents, the potential synergies and VUP's complementarity, it should serve to reinforce Lagardère Group's positions, making it the 3rd largest publishing house in Europe.
This acquisition provides the Group with an excellent potential for sustainable growth, especially in the English and Spanish speaking markets.
It will also enhance the profitability profile of the media sector.

In magazine publishing, Hachette Filipacchi Médias also continued to develop its international presence, especially in the United Kingdom, with the acquisition of Attic Futura, seventh largest publisher of consumer magazines in the country, and, in particular, publisher of the magazine entitled Red. This reflects Lagardère's determination to support the expansion of its divisions' into world markets.

In the field of digital television, three of the applications submitted by Lagardère's channels for Digital Terrestrial Television licenses were selected by the CSA, the French regulatory authority, on October 23, 2002, out of a total of sixty applications: Match TV and Canal J were granted a license for pay television, while MCM obtained a license to broadcast a free channel, iMCM.

The ambition of the media division for 2003 is to continue to achieve growth by concentrating on two major lines of strategy: actively pursue international expansion, particularly in Europe, the United States and Japan, and conquer leading positions with the Group's flagship themes: women, education, youth, travel and the automobile. Furthermore, Lagardère still feels that becoming a major player in television would be a considerable source of value and will therefore give careful, thorough consideration to any opportunities that could contribute to achieving this aim.

These combined efforts, all of which are undertaken with a view to the long term, continually strengthen, year after year, the Lagardère Group's position as one of the world's leading players in the media sector.

In the High Technologies business, the fundamental objective was European integration: this objective has been met, in the first instance, by uniting national players (the contribution of Matra Hautes Technologies to Aerospatiale), followed by European players (the merger of Aerospatiale Matra with the German group DASA and the Spanish group CASA, forming EADS).

The formation of EADS resulted in considerable increases in the business volumes of the newly organized group and in significant savings derived from the synergies thus generated. This should also enable operating profits to grow in the near future. As a result, with sales of around € 30 billion, EADS is one of the three largest aeronautics and defense groups in the world, providing Europe with the capacity to compete with the United States. The extensive reach of the three partners' combined business activities provides EADS with the capacity to compete effectively with Boeing (civil aviation), Lockheed Martin (military aviation) and Raytheon (missile systems).

On the strength of its European installations and competencies spread throughout Europe, EADS can also draw on the resources of an adequate financial market, since the shares making up its capital are listed in Paris, Frankfurt and Madrid.

In a spirit of equitable cooperation with its partners, Lagardère firmly intends to continue to play a decisive role in the management and strategy of the new company. The critical size of EADS on a global level, the increased operating income expected to be achieved through synergies, and the increased market liquidity offered by its stock exchange characteristics – three factors that constitute most valuable assets for EADS and all its shareholders.

4_1_3 Market and competitive positioning

In view of the very detailed presentation and the specific nature of the Group's business activities, it has been decided to give information about the market and the competitive positioning of each business segment along with their description (see 4.1.4 below).

4_1_4 Presentation of operations

4_1_4_1 Lagardère Media

This business segment comprises the Group's Book Publishing, Print Media, Distribution Services and Lagardere Active divisions.

	1998	1999	2000	2001(1)	2002
Contribution to consolidated sales (in millions €)	*6,360*	*6,873*	*7,203*	*7,668*	*8,095*
Contribution to consolidated operating income (in millions €)	*234*	*283*	*323*	*353*	*385*
Number of employees (2)	*28,487*	*28,500*	*26,884*	*27,521*	*26,949*

(1) Following the change of year-end from September 30 to December 31 in 2001, the results of Lagardere Active Broadcast were consolidated for fifteen months in 2001 (from October 1, 2000 to December 31, 2001).

(2) 1998-2000: total number of employees at December 31; 2001-2002: average number of employees.

Book Publishing

Hachette Livre publishes educational, reference, general culture and leisure books for a wide public in France, Spain and the United Kingdom. It is also a major force in sales and distribution, as well as being a firmly established leader across the entire editorial spectrum:

- *Reference works [Hachette dictionaries and encyclopedias];*
- *Text books [Hachette Education, Hatier, Didier, Foucher];*
- *General literature [Calmann-Lévy, Fayard, Grasset, Lattès, Stock]*
- *Illustrated books [Chêne, Hachette Pratique, Hachette Tourisme, Marabout];*
- *Youth [Hachette Jeunesse, Gautier-Languereau, Rageot];*
- *Pocket format [Livre de Poche, Le Masque, Harlequin (50%)];*
- *International [Octopus, Orion, Watts (United Kingdom) Salvat, Bruño (Spain), Wiedza i Úycie (Poland)].*

Hachette Livre enjoyed excellent business performance for 2002 in practically all its editorial areas. Lagardère Media's decision to take over Vivendi Universal Publishing confirms its interest in book publishing as a reliable, long-term source of value.

The market for general literature was globally in line with the major world trends in consumption, subject to distinct national variations.
In Europe, the business was able to show its resilience in 2002 by resisting negative consumption trends and achieving modest growth in terms of value, 1.2% (1), as a result of strong divergences in performance levels from country to country.



Beyond these considerations relating to the economic climate, the present times are witnessing a major reorientation of both lines of strategy and organization, on the part of the principal international media players. Book publishing has been placed at the centre of their business preoccupations, and the book as a product has regained its pre-eminence over other written media (the Internet or the e-book, for example).

In France, book publishing enjoyed a steady level of business, and Hachette Livre confirmed its position as second largest book publisher.

Business improved in the field of General Literature, with all the major publishing houses holding up well: Fayard, with many titles in the best seller lists; Grasset, scooping up the most prestigious prizes (Goncourt, Médicis, Interallié); Stock, with its continually renewed wealth of editorial content; Lattès, which stood out for its performance in the third quarter; and once again Livre de Poche, which achieved a 4% increase over 2001.

In Education, Hatier group enjoyed sustained business levels due to the very good results of the publishing house called Didier and the "Educational" sector, which also did well. In the field of "School books", Hatier experienced a regression in the Senior Secondary segment, but performance levels were good in the Junior Secondary segment.
For Hachette Education, the trends were different depending on the segment: primary school books, French and foreign languages all did well, "Educational" books remained stable, "prescribed text books" held their own but the Senior Secondary – especially novelties – were slightly behind, partly due to a market regression. All in all, Education gave good performance levels that were in line with the objectives.

As far as the publishing of illustrated books for the general public (Hachette Illustrated) is concerned, growth was once again strong. This growth came mainly from the Youth sector (due to the success of Livre de Poche Jeunesse, Bibliothèque Rose with Titeuf, and characters like Franklin) and "Practical" books (Cuisine and Wine, Marabout guides, Tourism).

Abroad, Hachette Livre is mainly present in the United Kingdom and Spain.

In the United Kingdom, several titles published by Orion became bestsellers, and these successes contributed to the subsidiary's high performance levels. Here are some of Orion's best-selling titles in 2002: "Sahara" by Michael Palin and "What not to wear" in the Illustrated collection.
Octopus – with such prestigious brand names as Mitchell Beazley, Philip's, Conran and Hamlyn – continued to expand, with half of all business achieved outside the United Kingdom.
Franklin Watts, which specializes in Youth works, confirmed its positions on the "Trade and Library" markets and expanded business with libraries and also in Australia.

The Group has two subsidiaries in Spain. Salvat, which is suffering from the crisis in the door-to-door sales business, but is continuing to expand in Part works and Direct Marketing, and Bruño, acquired in 2001, which specializes in Education and Youth. Its editorial program has been completely restructured this year, offering excellent medium term prospects.

As far as the regulatory environment in France is concerned, the dispositions protecting Books as cultural assets were further strengthened. The discussions taking place within the profession covered, among other things, the subject of free lending by libraries, where there are many unresolved issues; the question of the remuneration of private digital copies, where considerable sums are at stake in the long term; the modes of funding for senior secondary school books; and the question of photocopying in primary schools.

Note

(1) : 12 months to end August 2002, source Ernst & Young.


Cuentos
cortos para


Patricia
Cornwell
Utterly Me,
Clarice Bean

In 2002, the strategy of innovation – which is closely linked to the very nature of the publishing business – was manifest on two levels:

- editorial product range, where new collections such as Hachette Pratique, for instance, were warmly received by the public. The launch of the Big-Bang collection, in the Youth sector, is a good illustration of Document publishing's ability to make use of different media in the service of knowledge: a book, a CD, a website, where the sounds and colors intermingle, creating cross-references among fields as varied as history, science, the earth and nature. A collection, with a publication of six new titles per year.

- the setting up of new publishing ventures, with the creation of Octopus France, whose aim is to develop, on the French market, a segment that is very much in vogue, namely design: already 18 titles in Octopus France's catalog, with another 40 to be added in 2003.

As far as reorganization is concerned, measures were taken to adjust the organization in line with the expected changes in the door-to-door sales sector, particularly in Spain, at Salvat.
Measures taken elsewhere aimed at reinforcing the improvement of internal operations.

Hachette Livre's strategy is oriented towards meeting the challenges posed by the world leaders, currently refocusing on their core businesses, and the major software groups, on the different national markets, using the power conferred on them by their global dimension.
With positions enabling sustainable development in the United Kingdom, Belgium, Spain and Switzerland, as both a French player and an international player, Hachette Livre is ready to face this new phase in the history of publishing with determination, vigilance and confidence.

Print Media

The Hachette Filipacchi Médias group (HFM) is the leading publisher of magazines in the world. The Group publishes 229 titles in 36 countries, representing over a billion copies, more than 130,000 pages of advertising and € 2.2 billion in sales. Half of all sales are achieved outside France (54%). The Group publishes 52 different magazines in France and 177 internationally.

Interdeco, the French leader in press advertising sales, has developed a powerful international network that manages international advertising for over 200 magazines belonging to the Group and to other, external groups.

In the course of the year 2002, Hachette Filipacchi Médias consolidated its global position by acquiring the seventh largest magazine publisher in the United Kingdom, and by taking over the management of titles previously managed by the joint venture with Emap. The new business entity strengthens the Group's expertise and influence in the field of women's magazines, and weighs in at approximately € 100 million in sales. The United Kingdom is now the ninth country in which the Group controls all its operations on the ten largest markets.

As far as operations are concerned, HFM continued to contend with a far-reaching crisis in advertising, particularly in the United States, where the effect of the events of September 11, 2001 was considerable, especially in the fashion sector. In Europe and more particularly in France, advertising sales companies developed new product offers, which helped to dispel the effects of the global crisis. Newsprint prices, which are broadly linked to advertising volumes, experienced a moderate decrease.

The Group continued to rationalize its business mix (disposal of the last printing units) and to improve productivity, by actively pursuing its cost cutting drive.
These efforts, which in the short-term resulted in a slight improvement in profitability, made it possible to continue to develop the brand portfolio both in France (with the launch of "Version Femina" along with the Socpresse group) and abroad, where the number of editions of "Elle" increased (Croatia, Ukraine, etc.) and the first foreign editions of "Marie-Claire" were launched, in



compliance with the strategy defined at the beginning of 2001, when an interest in the Marie Claire group was acquired.

Furthermore, Hachette Filipacchi Médias also had to contend with increasing monetary instability, since the principal currencies (the dollar and the yen) weakened considerably in relation to the euro.

In the field of **Magazine Publishing in France**, the Group's main activities are centered on the women's press, television and celebrity magazines. The major titles published in these segments include: "Elle", "Télé 7 Jours", "Paris Match" and "Entrevue". The chief competitors are the Bertelsman, Emap and Socpresse groups.
The division's advertising revenue was slightly down compared to 2001. This change is in fact a sign of an increase in market share. The performance levels of the main titles were perfectly satisfactory and current affairs magazines showed good results at the end of the year, against a difficult background for news and daily newspapers.

For all distribution channels taken together, magazine sales remained stable, with the exception of the two summer months, when sales fell below previously recorded levels.

As far as titles are concerned, the Group took over the launch of "Zurban" (Paris city guide) at the beginning of 2002. "Isa" should break even in 2003, and lastly, "Bon Voyage" is still being penalized by the insecurity affecting the world of tourism. Changing conditions in printing enabled a change in format for "Télé 7 jours", making it easier to read, at no additional expense.

In the field of **Magazine Publishing abroad**, 2002 was marked by the creation of Hachette Filipacchi UK and by the new editions of "Marie-Claire" in Poland and China, and the take-over of the Italian edition.

In the United States, Hachette Filipacchi Media US has a presence in the women's magazine and hobby magazine segments (with titles such as "Woman's day", "Elle", "Car and Driver", "Road & Track"). The chief competitors are Conde Nast, Hearst, Primedia and Time Warner.

The year was marked by a deepening of the crisis in advertising sales. The main areas affected were fashion and decoration, while the sectors related to the automobile were able to sustain their business levels. Across the markets, circulation figures were satisfactory. The launch of "Elle Girl" is going ahead as originally planned.

Present in Italy with women's magazines and current affairs magazines, HFM publishes titles including "Elle", "Gioa" and "Gente". The chief competitors are Mondadori and Rizzoli. The Group took over all the Italian local editions of "Elle" and "Elle Decor" at the beginning of the year, and prepared to take over the local edition of "Marie-Claire" from December 2002. The Italian subsidiary will therefore enjoy an unrivalled position regarding advertising in the top of the range women's magazines.

In Spain, Hachette Filipacchi Médias faces competitors such as Zeta and Edipresse and publishes magazine titles including "Elle", "AR", "Teleprograma", "Tele Novelas" and "Diez Minutos".


ZURBAN
PARIS
Nuit blanche


MAXIM
НОН-СТОП СЕКС
10 КАРТИНОК ВИДОВ СПОРТА
ЕСЛИ БЫ НОСТРАДАМУС БРАЛ ВЗЯТКИ...


PREMIERE
matrix


marianne

HFM continued to strengthen its position as leader and, at the end of the year, acquired two decoration magazines from a German publisher.

In Japan, where the economy is still suffering from a lack of vitality that has largely spared the Group, the business levels of the subsidiary remained stable and increased management efforts were able to boost results as expressed in yens.

As far as **Regional daily newspapers and supplements** are concerned, the year was marked in Marseilles by the launch of the free magazine called "Métro". HFM counteracted by launching "Marseilleplus", which makes broad use of the technical resources and staff of "La Provence". Results were satisfactory, given the investment costs included in the initial forecast, and the circulation of "La Provence" evolved in line with the market.

"Version Femina", the result of the merger of two women's supplements to regional dailies, is already a success and is now the leading women's magazine in Europe in terms of circulation (around 4 million copies per week).

Daily newspapers were not able to repeat the excellent circulation figures of 2001, but local advertising continued its upward trend, which meant that overall financial performance was at a comparable level.

The Photo and associated products division implemented a new strategy a year ago. Based on significant cost reductions, this policy has been stepped up, in line with the shrinking of the market that affected the world of photo agencies in 2002. In addition, synergies on an editorial level (better coordination for certain productions) or administrative level (the use of Group tools) were also stepped up; the goal of achieving break-even towards 2004 has been maintained.

Licensing continued to develop, but at a slower rate, due to the fall in the value of the currencies in which revenues are accounted for.

For the Print Media division as a whole, improving profit margins remains the continuous concern for the management team. The restructuring that has been going on for three years – disposal of printing units, outdoor display and radio (Skyrock); discontinuing of video distribution, etc.); increasing focus on core businesses; rationalization of the brand portfolio; systematic search for alliances; strengthening of business activities outside France; and the plans to improve productivity – all bear witness to this determination.

All these actions have made it possible, to a certain extent, to meet the challenge of the difficult economic climate in 2002. They will also enable the Group to quickly capitalize on improvements in economic conditions. It is impossible to predict the date of such a turn around, given the current uncertainty of the geopolitical situation.

As a global group, Hachette Filipacchi Médias competes with other world players, but is the only company with total control of all its operations in nine out of ten of the major magazine publishing markets, where it produces variations of its brands in all 36 countries in which it operates.

Distribution Services

Distribute and sell communication and cultural leisure products thereby providing access to a diversity of ideas to customers worldwide, such is the mission of Hachette Distribution Services (HDS).
HDS has a presence in nineteen countries in Europe, North America and Asia/Oceania and achieves 68.4% of consolidated sales outside France. Sales distribution by geographic area remained stable over the previous year: 31.6% in France, 41.8% in Europe, 26.3% in North America, and 0.3% in Asia/Oceania.

In 2002, Hachette Distribution Services met the targets it had set itself: to strengthen the business activities of its major store signs, develop new sales concepts, win new contracts and the renewal



of existing contracts for concessions in transit areas, and sign new international and national distribution agreements with a number of publishers. At the end of 2002, press retailing and press distribution represented respectively 50.1% and 49.9% of HDS' total sales.

Total sales in 2002 were up 15.9%, or 17% at constant exchange rates. After allowing for changes in group structure and exchange rates, sales increased 14% compared to 2001, an illustration of essentially organic growth in HDS' core businesses. This constitutes a good performance against a background of economic recession, with the return to normal levels of air traffic taking much longer than expected.

2002 was clearly marked by strong growth in the **press distribution** business, with:

- a 30% increase in sales in Spain, mainly due to the winning of new customers at the beginning of the year, thereby reinforcing the Spanish subsidiary's position as leading national press distributor, with a market share of approximately 20%. Its main competitor, Logista, is similar in size. Significant growth was also experienced in Switzerland (+15.1%) and Hungary (+9%), countries where Hachette Distribution Services has no significant competition;
- significant growth in the United States (43% rise in sales for the American subsidiary Curtis, at constant exchange rates) following the acquisition of major archives (American Media and Bauer Publishing). The market share of Curtis, leading national magazine distributor in North America, climbed to almost 45%. Competitors are local players like TDS/WPS and Comag.

In the Press retail network, emphasis continued to be placed on innovation and service content, while the development strategy focused on two store formats:

- sales points in transit areas (airports, railway and subway stations): press retail outlets developed outside France by all the companies in the division and points of sale that diversify in specialist retail;
- multimedia stores specialized in books, compact disks, videocassettes and multimedia products, now structured around the Virgin brand.

Concerning press retail stores in transit areas, the consolidation of the retail network continued in 2002: 1,100 stores in 13 countries in Europe and North America now display the "Relay" sign. A single store concept, adapted to suit local specificities, with a similar product offer and the same mission: provide a million travelers with as wide a daily choice of products and services as possible to make their journey easier and their travel time more pleasant. Retail stores at the service of travelers is a long standing tradition – in 2002, HDS celebrated the 150th anniversary of the first Bibliothèque de Gare, opened by Louis Hachette in the Gare de Lyon train station in Paris.

In 2002, Hachette Distribution Services continued to develop variations on this concept to keep ahead of the continuously changing needs of the traveler: Relay Services (emergency groceries and convenience services), Relay Café (quick snacks in addition to the usual products), Relay Livres (wide range of books).

In France, Relais H achieved a 2.2% increase in sales, in a shrinking press retailing market. The increase was mainly due to the good performance of non-press products such as telephony, and an innovative policy of product diversification. Sales rose significantly in the second half of the year (+3.6% compared to +0.7% in the first six months) following resumed business at airports.

In Central Europe, Hachette Distribution Services continued to enjoy strong growth, particularly in Poland and the Czech Republic, despite the perturbations caused by the flooding in Prague.


RELAY
Virgin



The competition, in the field of press retailing in transit areas, revolves mainly around WH Smith, HMSHost and Hudson News in North America, WH Smith in Asia/Oceania and Valora in Switzerland and Germany, and around local competitors: Areas in Spain, Schmitt and Eckert in Germany, Ruch and Kolporter in Poland, etc.

In duty free and diversified points of sale in transit areas, for the past year now, trading has come under a single entity, Aelia. Sales for Aelia showed a 3.6% increase in 2002. This growth can be explained by the effect of a full year of business for the Eurotunnel and Roissy 1 perfume concessions, acquired in the second quarter of 2001. After allowing for changes in group structure, business remained stable despite levels of air traffic that are still below those in evidence prior to the events of September 11, 2001.
Aelia strengthened its positions as French leader in 2002, and confirmed its place as 5th largest world player in airport retail outlets by signing a long-term partnership agreement with Aéroports de Paris concerning concessions for the sale of alcohol, tobacco and perfume at Roissy 2 terminal, through the renewal of a number of concessions in provincial airports, and, lastly, through the development of new concepts. Today, Aelia manages a network of around a hundred stores under specialized brand names, under franchise or on its own behalf. It also handles the onboard sale of top of the range products on behalf of airlines: 2002 saw the renewal of the Air France concession and the launch of a similar business activity for Royal Air Morocco.

The major world players on this market are DFS (LVMH Group), TNG (The Nuance Group), WDF (BAA group), Heinemann and Weitnauer. On the European airport market, the main players are, in decreasing order of importance, WDF (12%), TNG (9%), Aelia (9%), Aldeasa (9%), Alpha (5%) and Weitnauer (5%) (*Source = Mintel Report on the basis of sales figures for 2001*).

The events of September 11 caused a recession in the press retailing business in the United States, with a 5.6% drop in sales in 2002, after allowing for changes in group structure. This fall was due to the reduction in air traffic, combined with drastic security procedures at the entrance to office buildings. Business in Germany was also affected by the economic crisis taking place in that country.

The Virgin Store chain, acquired in 2001, experienced sales growth of 15.4% in 2002, or 1.8% allowing for changes in floor area, even though the business suffered from a lack of tourism on the Champs Elysées, where the main Virgin store is located, and a somewhat stagnant music market.

In 2002, HDS consolidated its position as second largest distribution group specializing in cultural leisure products in France, with a 10% share of the music market, 5% of the book market, and 5% of the home video market. (In Switzerland, Hachette Distribution Services is the leading Francophone bookstore, ahead of FNAC, with the Payot bookshops.)

The development of the network in France continued at a sustained pace with six stores opening between November 2001 and September 2002 (Montpellier, Nice, Toulouse, Nantes, Melun-Sénart, Paris-Barbès), bringing the number of Virgin Megastores to 31. Added to these are the 11 stores trading under the Furet du Nord sign, representing total sales of € 387 million in 2002.

Brand development also crystallized both abroad and in transit areas. Hachette Distribution Services now owns two outlets in railway stations in France, and a total of five airport retail outlets, including three in France, one in Australia and one in the United States. Similarly, the six Virgin Megastores franchised in the Middle East are experiencing promising growth.

The business outlook for Hachette Distribution Services for 2003 partly depends on how airport traffic evolves. Volumes could be negatively affected by the conflict in the Middle East.

Nonetheless, in the course of 2003 and beyond, Hachette Distribution Services intends to maintain the growth of its core businesses at a steady pace while at the same time entering new markets through internal growth or acquisitions whenever complementarities with existing activities justify this. Hachette Distribution Services will continue to grow in its





traditional markets in Western Europe and North America, but also in Asia/Oceania and in Central Europe, around its magazine distribution and press retailing businesses.

As far as retailing is concerned, goals will focus on continuing to develop the Virgin brand in France and abroad, and on the adaptation of the concepts for transit areas.

Lagardere Active

Lagardere Active comprises the Film and television production, Radio broadcasting, Sale of advertising airtime and New media business activities of Lagardère Media, as well as Lagardère's shareholdings in multiThématiques (27.4%) and CanalSatellite (34%).
Resolutely committed to a strategy of producing quality products, Lagardere Active continued to develop its business activities in 2002, both in the field of Film and television production and in that of Radio broadcasting, while at the same time repositioning the business activities in New media.

Lagardere Active has a twin presence in the field of **Film and television production** with "Theme Channels" and "Production and Distribution", both of which are in leading positions in their respective sectors.

The "Theme channel" sector comprises nine specialized channels
- trough the subsidiaries of Lagardère Thématiques :
  - five music channels: MCM, MCM2, MCM International, Mezzo, and MCM Belgique which, at the beginning of 2002, obtained the approval of the Belgian broadcasting authorities to broadcast its music program on French-speaking territory,
  - two children's channels: Canal J and TiJi,
- through the subsidiaries of Lagardère Images:
  - one weather channel: La Chaîne Météo (the channel Santé Vie was disposed of during the first half of 2002),
  - a News/People/Lifestyle channel: Match TV.

The latest Médiamétrie survey on theme channels (*MediaCabSat – January/June 2002*), confirmed the leading positions of MCM and Canal J:
- MCM, number 1 channel for the 15-25 age group, number 1 music channel
- Canal J, number 1 children's channel on both cable and satellite, number 3 for all audiences taken together on cable and satellite.

It was this diversified range of high quality channels that positioned Lagardere Active as one of the main players in the French broadcasting authority's call for tenders for the allocation of Digital Terrestrial Television frequencies. Having underlined the quality of the projects submitted by the group, the regulatory authority accepted three out of five projects: one free channel (iMCM) and two pay channels (Canal J and Match TV).

In "Production and Distribution", 2002 was a particularly productive year for Europe Audiovisuel, which comprises some fifteen production companies, producing over 800 hours of programs for the catalog (drama, documentaries) and for immediate broadcasting (features, entertainment, prime-time access), compared to 500 in 2001 and 300 in 2000.

The high quality of these programs enabled Europe Audiovisuel's terrestrial channels to win record audiences with prestigious drama series such as *Fabio Montale* (three-part drama series shown on TF1 with Alain Delon, biggest prime-time audience in 2002), *Napoléon* (four-part telefilm shown on


CYRANO




France 2, with Isabella Rossellini, John Malkovich, Anouk Aimé, Gérard Depardieu and Christian Clavier) and *Jean Moulin* (two-part telefilm broadcast at the beginning of 2003 on TF1, with Francis Huster).

Europe Audiovisuel also produces several flagship series with a recurring hero or individual episodes for all of the terrestrial channels:
- on TF1: *Julie Lescaut* (GMT Productions), *Joséphine, profession ange gardien* and *Sauveur Giordano* (DEMD Productions),
- on France 2: *Boulevard du Palais* (GMT Productions), *Juliette Lesage, médecine pour tous* (13 Production), individual programs for the collection *Regards d'enfance* (Image & Cie) and mini-series such as *Le Champ dolent* and *Crimes et sentiments* (DEMD/Studio International),
- on France 3: *Famille d'accueil* (GMT Productions),
- on Arte: *Pépé Carvalho* (DEMD/Studio International),
- on M6: *Sami, le pion* (Image & Cie).

At the end of 2002, Les Productions 22 (*Un gars, une fille*) joined the immediate broadcasting and entertainment sector of Europe Audiovisuel, which already included JLR Productions (*Sagas* on TF1, *Normal, paranormal* on M6), Maximal Productions (*C dans l'air*, biggest audience in 2002 on France 5), Image & Compagnie (*Riposte*, 2nd biggest audience in 2002 on France 5), Léo Productions (daily live horse racing for Canal+), DMLS TV (*Tubes d'un jour, tubes de toujours* on TF1, *Spéciales* programs devoted to individual artistes).

The Distribution business of Lagardère Images International (acquisition and distribution of programs and television channels) commercializes a catalog of 7,000 hours of programs, with half of its sales achieved outside France.

In 2002, Lagardere Active was the premier producer of prime-time drama in France (with 84 hours of programs broadcast) (*Source: Ecran Total – January 15, 2003 survey*).

Lagardere Active possesses considerable assets that should enable it to become a major player in the field of television in the coming years: brand strength and recognition, the skills of its teams, the quality and volumes of its production, the extent of its catalog of programs and its expertise in advertising sales.

In 2002, the pluri-media advertising market was once more in recession, with economic conditions still marked by the uncertainty weighing on the international situation. Throughout the year, the market was characterized by a lack of visibility of short term trends.
Radio broadcasting, however, the "safe medium", continued to win over the advertisers by virtue of its flexibility and responsivenesss, a trend that was particularly clear in the second half of the year and at the end of 2002.

On the strength of its three national **Radio broadcasting** networks, Lagardere Active was able to adapt its product offer in order to attract an ever growing number of listeners.

- With a new dynamic grid that is increasingly interactive, Europe 1 carried off a veritable audience triumph in the Médiamétrie survey of November-December 2002, obtaining 10.6 points of cumulated audience in the 13+ category, up 1.5 points compared to the previous survey. The Group's general station confirmed the success of the News & Talk concept, the continuation of which is guaranteed by the way it constantly evolves, the better to match the expectations of its listeners.

- Music radios Europe 2 (*Un maxx' de tubes*) and RFM (*Le meilleur de la musique des années FM*) set out to re-conquer the market by rejuvenating the program schedule and targeting a policy of proximity to the audience: the *Morning* with Cauet (in public on Fridays, in regional France once a month), *Face à Face* with Bruno Roblès (music game in the afternoon on RFM). In the Médiamétrie survey of November-December 2002, RFM obtained 4.3 cumulated audience points and Europe 2 beat its all time record with 7.0 cumulated audience points in the 13+ age category (*Source: Médiamétrie 75 000+ Radio – Nov-Dec 2002, Monday to Friday, 5 am/12 pm*).



Outside France (Eastern Europe and South Africa), Lagardere Active Radio International (LARI), has now moved into profitability, and exploits the Group's radio broadcasting skills in seven countries. The LARI radios reach a daily audience of 12 million listeners in Russia (*Source: Gallup*), five million in Poland (*source: SMG/KRC*), and more than 20 million in total (*Source: MA, AG, Mediaprojekt, Gallup, I-MAS, GFK-Ipsos, RAMS, SMG/KRC*).

In 2002, **Lagardere Active Publicité**, the only advertising sales company to maintain a multiple media strategy, defended the Group's brands and external brands in a highly competitive market environment fraught with difficulties:

- in radio: Europe 1, Europe 2, RFM, the Independents (network of over 80 radio stations), Ouï FM, BFM (up till October 2002), Autoroute Info, Autoroute FM, 107.7 FM and TSF,
- in television: the channels of the AB group, including RTL9, theme channels Match TV, MCM, MCM2, Canal J, TiJi, La Chaîne Météo, local channels Télé Lyon Métropole, Télé Toulouse, Clermont 1ère and TV7 Bordeaux,
- the Internet: websites Club-Internet.fr, Europe1.fr, Routard.com, etc.

The explosion of the SMS and mobile multimedia market in Europe confirmed the wisdom of Lagardere Active's **New Media** strategy, based on the production of multiple medium services via its subsidiaries Plurimédia and Legion, and the publishing of interactive digital contents of the Group's major brands.

As far as the New Media business is concerned, 2002 was marked by rising sales of contents and mobile services and the strengthening of its position as major player in France and in Germany in the market for syndicated contents.

In terms of publishing of interactive digital contents, Lagardere Active continued to produce variations for the new media (fixed and mobile Internet, WAP, SMS/MMS, Audiotel, CD-Rom, etc.) specialized contents in the sectors where the Group has a strong presence: Education and Youth, Women, Reference works, Tourism, Information, Convenience services, Practical works.

Against a background of steep recession in the sale of software other than games, Hachette Multimédia was able to maintain its leading brands (*Atout Clic, Passeport, Encyclopédie Hachette Multimédia*) in excellent positions in the general public and institutional markets. Hachette Multimédia reinforced its broadcasting business by incorporating new outside publishers into its catalog.

In terms of production of contents and services for multiple media, Plurimédia, a subsidiary specializing in the design and production of contents and interactive services for the Web, Audiotel, SMS, MMS, color WAP, etc., greatly expanded its business, taking advantage of the explosion in the use of SMS and pay contents. Plurimédia managed a total of several million SMS with contents on behalf of customers who were either mobile phone operators, Internet service providers, media firms, or advertisers.

Lagardere Active is also present in Germany and the United Kingdom under the brand name *Legion*, one of the European leaders in the field of Audiotel for call centers. In 2002, Legion Germany handled over 30 million calls and messages, with a strong presence in the mobile services market where it has launched services for voting, games, chat and payment methods using SMS. In Greece, Plurimédia is developing a large number of interactive services for Antenna, the foremost Greek television channel.

In spite of the morose atmosphere in the advertising market, 2002 was an extremely eventful, highly successful year for Lagardere Active, which achieved expansion in each of its business domains.

The Group is entering 2003 with confidence and will investigate any opportunities for major developments that present themselves in conditions of controlled risk.

CanalSatellite:

In the course of 2002, the number of new subscribers to CanalSatellite exceeded 200,000, taking the total beyond 2 millions. This performance was achieved thanks to a reduction in the rate of cancellations to under 9%, compared to 9.9% in 2001.

In terms of winning new subscribers, CanalSatellite maintained its market share at an average of over 60% for the year, reaching 66% over the second half of the year.

Total sales amounted to € 782 million in 2002, an increase of 12% over the previous year.

In 2002, CanalSatellite continued to enhance the attractiveness of its product offer, in particular in the field of sports with the arrival of Sport+; in the field of cinema with the enhancement and specialization of the CinéCinéma programs around CinéCinéma Premier, Emotion, Frisson, Auteur, Succès and Classic, as well as the arrival of the offer from Ciné Comix, Ciné FX, Ciné Polar and a multiplex of these channels; in the field of children's programs through the Disney offer with PlayHouse, Disney Toon and a multiplex of Disney Channel; and lastly in the field of adventure with the launch of Planète Thalassa.

multiThématiques:

Eight brands (Planète, Planète Future, Planète Thalassa, Canal Jimmy, Seasons, CinéCinéma, AlloCinéInfo and EuroChannel) representing 31 channels adapted across more than 15 countries make multiThématiques the leading European publisher of theme channels on cable and satellite television.

Following the acquisition of EuroChannel in November 2000, multiThématiques continued to expand across the Atlantic, with the launch of Planète in Canada in June 2002.

At the end of 2002, multiThématiques counted over 22 million subscribing households in the world and achieved € 159 million in sales for the year, a figure that remained stable compared to 2001.

In line with the policy of enhancing and specializing the CineCinéma brand and the adaptation of the Planète brand, multiThématiques is continuing to implement a policy of consolidating existing channels in France and abroad while at the same time working to create new concepts and to develop websites based on the theme contents of the eight reference brands.

4_1_4_2 Automobile

	1998	1999	2000	2001	2002
Contribution to consolidated sales (in millions €)	*1,123*	*1,143*	*1,183*	*1,141*	*782*
Contribution to consolidated operating income (in millions €)	*77*	*70*	*71*	*66*	*7*
Number of employees (1)	*2,860*	*3,319*	*3,329*	*3,205*	*3,014*

(1) 1998-2000: total number of employees at December 31; 2001-2002: average number of employees.

Having first created a market niche, which it dominated for the best part of its lifecycle, the Espace minivan, designed and produced by Matra Automobile, was discontinued in October 2002. Given the way this market was evolving and the expected volumes, our partner Renault decided develop and produce the fourth generation Espace alone.

In the first half of 2002, the Avantime range, designed and manufactured by Matra, was commercialized by Renault. However, throughout the year, sales figures for this highly original



concept car turned out to be disappointingly low compared to forecasts.
Engineering on behalf of third parties continued to expand and is making highly promising inroads into this new market.

Following an 8% fall in volumes in 2001, the European market for large MUVs continued to decline throughout 2002, by 15% over 2001. There are three main reasons behind this recession:
• the global automobile market declined 2.9% in 2002 (*Source: Acea /Les Echos*),
• several large MUVs are reaching the end of their lifespan, awaiting renewal,
• the great success of compact MUVs "cannibalized" part of the customer base for larger vehicles.

After five years as European market leader, in the final months of production, the 3rd generation Espace was in third position, with 16% of registrations (*Source: Renault*).

France remains by far the leading country in terms of sales for the Espace, and the vehicle continued to enjoy success here, with a 44% market share (*Source: Renault*).

32,296 vehicles were produced (over 10 months), compared to 59,116 the previous year: this reduction was expected for the last months of the vehicle's lifespan. In total, Matra Automobile sold approximately 875,000 Espace, of which 365,000 were of the 3rd generation.

Throughout 2002, Matra Automobile continued to endeavor to implement a strategy of product and business diversification. On the production side, the company's goal was to replace the Espace with three separate projects: the Avantime, the m72 and a third project conducted as a joint venture.

The search for partners to develop a third vehicle continued actively throughout 2002. However, a large number of contacts made with various car manufacturers did not lead to an agreement in 2002 any more than in 2001. Furthermore, the search for a company to take over all of the business, with the ability to provide an industrial workload for Romorantin, was also pursued actively during 2002, but did not lead to any firm offers.

The development of the "m 72", a new light, 2-seater vehicle, continued in 2002. This car was originally intended to be commercialized under the Matra brand through a network of partners, the foremost being Renault. This project, which is difficult both technically and commercially, is in addition affected by the surplus capacity at the plant due to the lower than expected volumes of the Avantime. A break in investments was therefore decided for the end of 2002.

The complete range of the Avantime, a vehicle that was designed and developed by Matra Automobile in cooperation with Renault, was commercialized as planned in the first half of 2002. However, despite commercial operations run in conjunction with Renault between July and the end of the year, to give new impetus to sales, this niche vehicle was in fact a commercial failure. Orders were much lower than the forecasts: an average of 15 per day between September 2002 and January 2003, which resulted in a sales volume of only 5,363 vehicles in 2002 (in addition to the 1,329 sold in 2001). Negotiations were held with Renault to try and solve the problem, but Renault would not accept any changes to the original contract binding the two companies. This created a very problematic situation, as the break-even point for the vehicle, which was also the contractual forecast, was 60 vehicles per day. Losses are considerable, and amount to several thousand euros per vehicle. Continuing production under these conditions would therefore have been fatal to the company.

All in all, the surplus production capacity created a heavy deficit for the vehicle, which could only lead to stoppage, which was effectively announced in 2003.

At the same time, a strategy of opening up towards other manufacturers in the field of development services, design studies and vehicle trials, continued in 2002. Matra Automobile and its subsidiaries CERAM and D3 achieved consolidated sales for this business in 2002 of € 17.4 million. In 2002, Matra Automobile continued the 2001 contracts with PSA, and signed new agreements, with Renault in particular. Several bids in response to calls for tender are currently under way, both in France and elsewhere, allowing expectations of growth for 2003, for a business activity that was minor in 2002.

The summary financial data for 2002 show a strong decline in sales in line with volumes. Operating income remained balanced despite this reduction. Exceptional items were heavily affected by restructuring costs.

The end of the Espace production led the company to implement an employment stability scheme in 2002, as a prolongation of the employment management policy instigated in 1999. Matra Automobile took a number of measures aimed at restricting, as far as possible, the impact of the production stoppage: voluntary redundancy packages, early retirement, reduced working hours or flexi-time, redundancy payments higher than the conventional amount, assistance with job mobility, training, and participation in the reindustrialization of the area. The works committee approved this employment scheme.

The total number of departures is 794, but taking account of the measures mentioned above, the number of redundancies was restricted to 296, of which 295 were substitution departures. The total cost of the plan and the associated measures was € 71 million over 2002.

At the same time, in order to accompany the strategy of growth in engineering on behalf of third parties, Matra Automobile increased its population of engineers and technicians, particularly in the field of certain key skills.

The stopping of production (see section 7.1.2 "Recent events - Matra Automobile") was announced at the works committee meeting on February 26, 2003.
The implementation of an employment stability scheme was decided immediately, in concert with staff representatives. This plan concerns the industrial site at Romorantin, where all 945 jobs related to production will disappear, and where only the spare parts business, employing 95 people, will be continued. It also concerns the technical and administrative site at Trappes, where 279 jobs will be lost to resize the employee numbers for engineering only.

Engineering on behalf of third parties is expected to experience growth in 2003, the fruits of sales efforts conducted in 2002.

4_1_4_3 High Technologies

	1998	1999[1]	2000[2]	Pro forma 2000 [3]	2001	2002
Contribution to consolidated sales (in millions €)	*3,197*	*4,257*	*3,806*	*3,489*	*4,486*	*4,339*
Contribution to consolidated operating income (in millions €)	*343*	*159*	*166*	*68*	*104*	*63*
Number of employees [4]	*17,552*	*17,287*	*13,459*	*13,459*	*15,358*	*15,665*

(1) Aerospatiale Matra included on a 33% basis. Figures for 1998 include Matra Hautes Technologies on a 100% basis.
(2) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.
(3) EADS included on a 15.14% basis for the whole year.
(4) In 1998, employees of all companies in the segment are included on a 100% basis. After 1998, they are included on the basis of the percentage interest held by Lagardère.

The decisions taken at the end of 1999 by the French government, Lagardère SCA, DaimlerChrysler AG and the Spanish government (via the holding company SEPI), led to the merger of Aerospatiale Matra (ASM), DaimlerChrysler Aerospace AG (DASA) and Construcciones Aeronáuticas SA (CASA), in order to create a single corporation called EADS N.V. (EADS).

The organization of the group was implemented in strict compliance with the founding principles of EADS. This is to say:



- **Principle of parity**
  - The structure of the controlling body: this principle of parity is expressed at the level of the French holding company, a limited partnership with shares called Sogeade. Sogeade is jointly owned (50-50) by Sogepa (belonging to the French government) and a company called Désirade (in which Lagardère currently holds a 74% interest, the remaining 26% belonging to French financial institutions – BNP PARIBAS, AXA; however contractual arrangements have already been made for the transfer of this remaining interest to Lagardère in July 2003).

    The principle of parity is also expressed in the form of a "Contractual Partnership" (a Dutch legal entity without corporate personality), which has been entrusted with the exercise of the voting rights of Sogeade, DaimlerChrysler and SEPI in the shareholders' meetings of EADS, in compliance with the shareholders' pact, and in which Sogeade and DaimlerChrysler have strictly identical interests.

  - At managerial level: on the Board of Directors of EADS, Sogeade has four directors, appointed upon proposal by Lagardère. DaimlerChrysler has the same number of directors. The Board also has two independent members, one nominated by Sogeade and the other by DaimlerChrysler, and a further member representing SEPI.
    The Board of EADS, which is responsible for devising the Group's strategy, is presided over by two Chairmen, respectively Jean-Luc Lagardère (until his death on March 14, 2003) and Manfred Bischoff, with executive management entrusted to CEOs on the same parity principle, respectively Philippe Camus and Rainer Hertrich.

    Decisions are taken with a majority of seven members out of eleven. All important decisions relating to EADS therefore obligatorily require the joint agreement of Sogeade and DaimlerChrysler, with the sole exception of decisions involving a major change in the industrial plan of CASA which must, in addition, be approved by the member appointed by SEPI (whose term of office will end on July 1, 2003).

- **Principle of consistency**
  - In compliance with the wishes expressed upon the founding of the company, EADS has only one General Management (even though the function is performed by two CEOs), only one Financial division, only one Strategy division, etc.
  - The Executive Committee of the EADS Group, which is jointly responsible for the executive management of the group along with the two CEOs, comprises thirteen members.

Thus Lagardère has substantial rights, at all levels in the controlling bodies of EADS, guaranteeing first-rate access to the management of the group. The structure therefore combines these two principles: the principle of parity, providing a protection of Lagardère's prerogatives, and the principle of consistency, providing effective management.

The stability of EADS' control is ensured by a principle of temporary solidarity within the Contractual Partnership: no shareholder (except the French government and SEPI) can sell his EADS shares (whose voting rights are exercised by the partnership) before July 1, 2003. From this date, EADS shares will be freely transferable on the market, subject to a pre-emption right between the French holding company and DaimlerChrysler.

EADS N.V. share ownership at December 31, 2002


French State
SOGEPA
Lagardère
Istroise de Participations (BNP Paribas and Axa)
Spanish State
DaimlerChrysler
93.17%
74%
26%
100%
Désirade
DCLRH
50%
100%
50%
SOGEADE
SEPI
DASA
30.13%
5.51%
30.13%
Contractual Partnership (managed by EADS Participations B.V.)
2.74%
65.77 %
0.06%
EADS
Capital stock: 811,198,500 shares
30.16%*
General public and employees
1.27%
Treasury stock

* Employees: 3.37 %

With total sales of € 29.9 billion in 2002, in line with the forecasts, EADS is the largest Aeronautics, Space and Defense group in Europe and the second largest in the world. The amount of orders booked – € 31 billion – was again higher than the sales figure, and is a reflection of sustained demand for EADS' civilian and military products, despite difficult conditions in the market for commercial aircraft and space vehicles. In 2002, 80% of the Group's sales were achieved through the civilian side of the business and 20% in the military sector.
EADS is one of the two leading manufacturers of commercial aircraft, civilian helicopters, commercial launch vehicles and missiles in the world. It also holds leading positions in the field of military, transport and combat aircraft, satellites and electronic defense systems.

Once again in 2002, as in the previous year, the climate of global economic recession, aggravated by terrorist threats and the possibility of a conflict in Iraq, had a considerable impact on air traffic. Consequently, this weighed heavily on the airlines who are Airbus' customers. The stock market capitalization of EADS was affected and ended the year down 27%, reflecting the uncertainty of the markets regarding economic recovery.

In 2002, against a background of difficult economic conditions, in the civil aviation sector in particular, EADS' management continued to implement a development strategy to position the Group as one of the top two global players in each of its markets.

EADS continues to develop its portfolio of products and services and, in particular, to rebalance its business mix in favor of defense. The aim is, among other things, to mitigate the impact of commercial aviation cycles by taking advantage of the more predictable funding of military projects by governments. In addition, the extensive range of products makes it possible to encourage technological synergies and create inter-division opportunities.
EADS hopes to increase the sales generated by defense activities to 30% of the total. To achieve this goal, EADS is continuing to develop significant new military projects, already in the order book, such as the Eurofighter combat aircraft, the Tigre and NH90 helicopters, the Aster and Meteor missile programs, as well as the A400M military transport aircraft and the supply of secure communications using Paradigm, the signing of which is expected to take place in 2003.



With an extensive portfolio of products and services, EADS intends to strengthen its global presence, across the military and civilian aerospace markets. While EADS already enjoys a strong presence in world markets with Airbus in commercial aircraft, Eurocopter in civilian and private helicopters, MBDA in tactical missiles and Astrium in commercial satellites, the group is now seeking to capitalize on the growing global demand in terms of electronic defense and secure communications systems and to develop the export markets for products such as Eurofighter.

EADS will continue to establish local presence in key export markets. In 2002, the appointments of Ralph Crosby as CEO of EADS North America and member of EADS' Executive Committee, underline the commitment of EADS towards the American market. The group also extended its influence in the United States through the opening of an Airbus design centre in Kansas and the decision to build a Eurocopter production plant in Mississippi. This presence was further consolidated by cooperation agreements with the American leaders of the aerospace and defense sectors, with Northrop Grumman, for example, for the Eurohawk pilotless aircraft program.
In June 2002, EADS was selected to take part in the US coastguards' "deepwater" program, demonstrating the efficacy of EADS' transatlantic agreements and its ability to bid in American calls for tender in the defense and public security sectors.

EADS' net cash position remained positive at € 1.224 billion, which was higher than the forecasts as a result of tight controls on customer financing receivables. In 2002, EADS continued its policy of hedging the euro/American dollar exchange rate risk. In addition, its financial division uses competitive, flexible financing tools, including a Euro Medium Term Notes issue for a total of € 3 billion.

Thanks to the success of the cost reduction plans launched after September 11, 2001 and the increasing benefits arising from synergies generated by the formation of EADS, the group maintained a pre-R&D operating margin in 2002 close to 12%. Taking account of the rise in dedicated R&D, as anticipated, especially for the A380 program, operating income (EBIT pre-goodwill and exceptional items) amounted to € 1.426 billion, slightly above target (2001: € 1.694 billion).

At the end of 2002, EADS employed 103,967 people, compared to 102,967 at December 31, 2001. This rise can be explained by the development of new programs such as the A380 (about 3,000 new jobs), and the NH90, Tigre and Eurofighter. It was partially offset, however, by the adjustments made following the slowing in the production rate of Airbus and by reductions in staff numbers at the headquarters of EADS and also within other divisions.

The EADS group comprises five major divisions: Airbus, Aeronautics, Military Transport Aircraft, Space and Civil Systems and Defense.

EADS group *(in millions €)*	**2001**	**2002**	**Change**
Sales	*30,798*	*29,901*	*- 3%*
EBIT	*1,694*	*1,426*	*- 16%*
Net income (loss)	*1,372*	*(299)*	*–*
Orders received	*60,208*	*31,009*	*- 48%*
Backlog of orders	*183,256*	*168,339*	*- 8%*
Number of employees (at December 31)	*102,967*	*103,967*	*+ 1%*

Airbus

In 2002, in a difficult market, Airbus continued to achieve solid results in terms of sales. Airbus met all the targets it had set itself, by virtue of extensive industrial flexibility and cost reduction measures taken at the end of 2001. Airbus produces a full range of competitive commercial aircraft with over 100 seats, and is one of the two largest manufacturers in the world.

Since it was founded, in 1970, up to the end of 2002, Airbus delivered a total 3,127 aircraft. With orders booked for 1,505 aircraft, for the third year running Airbus is positioned well ahead of its main rival, Boeing. This portfolio represents 57% of commercial aircraft on order in the world, compared to 54% at the end of 2001. For Airbus, this represents more than five years' production at current rates.
At December 31, 2002, Airbus' order book stood at 233 after cancellations, representing 57% of the market in terms of numbers of aircraft and 54% in terms of value.
With 303 aircraft delivered in 2002, its global market share has risen from 15% in 1990 to 44% in 2002, an increase of 6 points on 2001.

Airbus achieved sales of € 19 512 billion in 2002, and has remained extremely profitable, with operating income of € 1,361 million (2001: € 1,655 million), in spite of the fall in deliveries and the € 0.3 billion increase in self-funded R&D expenses.

For the second time in the company's history, Airbus simultaneously conducted three certification campaigns. These led to the commissioning of the new, high-capacity A340-600, the certification of the long haul A340-500 aircraft and the successful negotiation of the key stages in the certification of the A318. At the same time, the high capacity A380 has entered the production phase on all the Airbus sites in Europe. It will complete the Airbus range when it is commissioned, in 2006, and will be the larger than the largest passenger aircraft existing today, with 555 seats. A firm order, in July 2002, for ten cargo versions of the A380, brought the total number of aircraft in the order book to 95.
Airbus also won new customers, such as Air New Zealand, who ordered fifteen A320 aircraft in July, and EasyJet, the low cost airline with the fastest growth rate in Europe, who ordered 120 A319 aircraft (plus 120 options).

The current market conditions in civil aviation have led Airbus to maintain the prudent measures adopted in 2002, and to tighten control of customer financing. Provided that the current market conditions do not deteriorate further, Airbus expects to deliver 300 aircraft in 2003.

Military Transport Aircraft

The Military Transport Aircraft (MTA) division designs, produces and commercializes small and medium capacity military transport aircraft. It is also in charge of managing the future A400M project – the A400M is a high capacity military transport aircraft that meets the needs of European armed forces and a highly promising export market. The division also produces and commercializes mission aircraft, that are derived from existing aircraft and devoted to special missions such as marine surveillance and anti-submarine weapons.

In 2002, the division achieved sales of € 524 million, similar to 2001. With Germany confirming its intention to buy 60 A400M aircraft, EADS' management expects the official launch of the program, involving approximately € 18 billion, to take place in 2003. This should generate considerable growth in sales over the years to come. Until this new European aircraft is launched around 2008, Lockheed Martin will remain the principal manufacturer of heavy military transport aircraft.

In the field of light and mid-capacity military transport aircraft, the division carried off a major export success when the CN-235 was selected by the American Coastguard as part of the "Deepwater" program. The aircraft will be fitted with ultra modern surveillance mission equipment known as FITS (Fully integrated tactical system), for which the division will provide maintenance services. Among other successes, the French air force took up its option to buy an additional three CN235 and the Columbian navy placed an order for two aircraft of the marine patrol version. Over the past ten years, the EADS' average market share in this segment is 45%; main competitors are LMATTS (a joint subsidiary of Alenia and Lockheed Martin) and Antonov.

In the field of aerostructures, the MTA division, a sub-contractor of the Dornier 728, felt the effects of the bankruptcy of Fairchild Dornier. Nonetheless, other customers of the division, such as Airbus for the A340-600 and A380, provide MTA with good prospects of growth.



EADS is expecting a substantial recovery in 2003, with, the A400M taken into account, operating income in the black and a significant increase in the division's order book.

Aeronautics

The Aeronautics division comprises civil and military aircraft manufacturing units – helicopters (Eurocopter), combat aircraft (Eurofighter), light aircraft and regional aircraft (EADS Socata and ATR) – along with maintenance and conversion activities (EADS Sogerma Services and EADS EFW) to which has been added a business in aerostructures.

In 2002, the division recorded sales of € 5,304 million, an increase of 5%, partly due to the repeated success of Eurocopter.

Eurocopter confirmed its leading global position in the market for civilian helicopters, with a 60% market share, and captured 17% of the military helicopter export market. Its chief competitors in the military segment are Agusta Westland in Europe and Bell Helicopter, Boeing and Sikorsky in the United States. In the civilian segment, the principal rival is Bell Helicopter. In 2002, the group reinforced its extensive range of products and delivered the first EC135 to the French Civil Security and Gendarmerie. In the military field, Eurocopter prepared deliveries of the Tigre and the NH90. Eurocopter has also strengthened its international presence with new subsidiaries in Romania, Chile and Australia and the forthcoming creation of a plant in the United States (Mississippi) to allow its semi-public helicopters access to the American market.

The division was also busy preparing for the production build-up of Eurofighter, EADS' high-performance multi-purpose combat aircraft. The first Eurofighter aircraft to come off production lines were put through a large number of test flights to prepare the first deliveries, which are scheduled for 2003. EADS can now capitalize on the export potential of this aircraft, and in particular, is currently in negotiations with its first export customer, Austria. In the world market for combat aircraft Eurofighter faces competitors from America (Boeing and Lockheed Martin), Europe (Saab, Dassault Aviation) and Russia (Sukhoï).

In the field of regional transport aircraft, ATR Integrated, which was founded in 2001, made deliveries of 19 aircraft. The conversion program progressed by two important stages: on the one hand, the first ATR72-200 fully converted for cargo was delivered; and secondly, Fedex chose ATR for its standard 4 to 9 tonne capacity aircraft, representing potential orders for 200 aircraft. As far as light aircraft are concerned, EADS Socata was affected by a 16% drop in the market. Nonetheless, the TBM700 C2 received a warm welcome and the development and manufacture of aerostructures for the A380 and the Falcon 7X started, constituting a solid base for future growth.

The maintenance business of EADS Sogerma Services achieved a stable sales figure, despite the continued effects of the economic crisis, which started at the end of 2001 and despite increased competition. In 2002, Sogerma was able nevertheless to assert its skills as the provider of a complete maintenance of a fleet of some hundred aircraft. In the United States, the subsidiary in Lake Charles achieved its goals through the signature of contracts with some major airlines, worth a total of US$ 120 million. In the field of interior fittings and equipment, principally for the A319-CJ, Airbus' business jet, Sogerma doubled its market shares.


A380
A380
110

EADS EFW, the subsidiary specializing in conversion, delivered five A300-600 and one A310 converted into cargo planes in 2002. The quality of its technical expertise was recognized by an award from the German Federal Civil Aviation authorities. Airbus remains one of the major customers of EFW, whom it selected for the supply of security doors for the cockpits of commercial aircraft, among other projects.

All in all, EADS remains confident of the Aeronautics division's ability to achieve the targets set for 2003, with the support of the division's participation in the A380 and A400M programs. The civil business activities should remain stable, while the military side of the business is expected to expand further.

Space

EADS is the third largest supplier of space systems in the world, behind Boeing and Lockheed Martin, and the leading European supplier of satellites, orbital infrastructures and launch vehicles. The Space division of EADS – mainly through its subsidiaries Astrium and EADS Launch Vehicles and its operating unit EADS CASA Space division – designs, develops and manufactures satellites, orbital infrastructures and launch vehicles.
EADS also provides launch services (through its shareholdings in Arianespace, Starsem and Eurockot), telecommunications and earth observation services.
In the defense sector, EADS is active in the field of ballistic missiles, and, through SODERN, in the field of electro-optics and space equipment and in the field of laser technology through CILAS.

The Space division achieved sales of € 2,216 million in 2002 (2001: € 2.4 billion).

In a market characterized by fierce competition and considerable excess production capacities worldwide, in 2002 EADS began to undertake the profound re-organization of Astrium's satellite business, to reduce costs and enhance effectiveness. It also develops synergies with the launch vehicle businesses of both Astrium and EADS LV. A new re-structuring plan is being implemented in 2003. All of these measures taken together should allow the division to return to profitability by 2004.

The withdrawal of BAE Systems from Astrium makes it possible for management to implement a more unified and flexible strategic policy. The space business has been heavily affected by the crisis in commercial telecommunications. In the military field, however, there are opportunities for growth. For example, in June 2002, the British Ministry of Defence pre-selected Paradigm, an entity fully controlled by EADS and created to provide secure communication services using Skynet 5, a new generation military communication satellite. The contract is expected to be signed in 2003.

Following an international call for tenders, Astrium won a contract to build Hispasat's most powerful commercial communication satellite, Amazonas. It will provide a full range of telecommunication services for Brazil and North and South America, as well as a transatlantic link with Europe.

In satellite positioning, the European governments gave the go ahead to the program called Galileo, a totally European cluster of global positioning satellites proposed jointly by the European Commission and the European Space Agency. Once it has been launched, the Galileo project will represent a total value of over € 1 billion and Astrium, a 50% shareholder in Galileo Industries, will play a key role in the design and development of the system, which is expected to be operational in 2008. Lastly, Astrium built Envisat, a satellite whose mission it is to observe the earth's atmosphere, and which was successfully launched on March 1.

In 2002, Ariane performed 12 launches, four of which were for Ariane 5, and won 11 of the 15 commercial launches signed in the world in 2002. The last launch of Ariane 4 took place at the beginning of 2003. The launch of Ariane 5, the version capable of carrying over 10 tonnes, in December 2002, failed in its mission and everything possible is now being done to ensure the future



success of the launch vehicle. The first goal is now to improve the organization of the European launch vehicle industry and reduce costs, in cooperation with the European Space Agency, the national agencies and the industrial partners, in order to increase the competitiveness of the Ariane rocket.

Still in the field of launch vehicles, in 2002 Eurockot Launcher Services, jointly owned by Astrium (51%) and the Russian space company Krunichev, performed two launches that were crowned with success, and signed contracts for another four launches. Starsem, a company jointly owned by EADS, Arianespace and Russian partners, defined the conditions for launching Soyouz from Kourou, along with the ESA and Arianespace. The final decision should be announced at the next ministerial conference at the beginning of 2003.

EADS plays a key role in the development and exploitation of the International Space Station. EADS LV is the main contractor for the development phase of the Automatic Transfer Vehicle (ATV), a pilotless transport system for the regular delivery of fuel and other supplies to the ISS. Astrium is also the main supplier for the principal European contribution, Columbus, with a module of the ISS equipped for research in weightlessness, a program to be started up in 2004.

In the field of defense, the new generation of the M51 missile submarine program is coming along at a satisfactory pace with development tests carried out successfully throughout the year.

After experiencing operating losses in 2001 and 2002, taking account of the provisions for restructuring, depreciation and risks on contracts, the first priority for 2003 is to implement fundamental restructuring of the Space business activities of EADS, with an important cost reduction plan. Management expects a return to profitability in 2004.



Defense and Civil systems

The Defense and Civil Systems division (DCS) comprises operations in the field of missile systems (MBDA, 37.5% owned, and LFK), electronic defense systems and secure communications systems for commercial as well as military applications. The division also includes the business activities of services which meet increasing demand in terms of military sub-contracting.

In 2002, the division achieved sales of € 3,306 million. The restructuring implemented over the past two years has started to bear fruit. The division achieved operating income of € 40 million after operating losses of € 79 million in 2001 and increased the number of orders booked to the equivalent of two and a half years' sales.

The division comprises four operating units: missile systems (MBDA), defense systems and defense electronics (EADS Systems and Defense Electronics - S&DE), services (EADS Services) and telecommunications (EADS Telecom).

In 2002, in the field of missile systems, MBDA, in which EADS has a 50% stake, continued its integration process and confirmed its position as leading European missile manufacturer, ranking second worldwide. MBDA recorded sales of approximately € 2 billion and its order book represents more than € 13 billion, with major programs such as the Aster (ground to air missile), Storm Shadow/Scalp and Meteor contracts signed at the end of 2002. In the near future, EADS intends to integrate EADS LFK into MBDA. LFK pulled off some major successes in 2002, including the contract for the mass production of the Taurus missile.

There are four major industry groups present on the world market for missiles and tactical missile systems: MBDA, in second place behind Raytheon, Lockheed Martin and Boeing.

EADS S&DE now occupies an important place in the European market for drones, tactical missiles that are light or very long range. In this particular field, EADS is working in partnership with the American Northrop Grumman on the Eurohawk program. Other contracts won include the supply of command and control systems for the corvette K130 in Germany and the weaponry command system and defense subsystems for the Eurofighter. With Thalès, EADS won a contract for the supply of command and control systems for the French air force, including the integration of the existing subsystems and second generation subsystems. The position of EADS in this sector is also strengthened by further contracts for the helicopters Tigre and NH90.

EADS Services is positioned in the growth market of providing sub-contracted services to the military, such as the management of infrastructures, the maintenance of equipment, communications and training. EADS Services also proposes test solutions, support and engineering services for the armed forces and government services, including in some the capacity of operator. In 2002, the acquisition of GFD (Gesellschaft fur Flugzieldarstellung), a company that produces air target systems, reinforced EADS Services' capability to satisfy military customers.

In 2002, EADS Telecom continued its integration in the difficult market of secure telecommunications for which governments have postponed any orders they may make till 2003. In the field of public security, the decisions concerning important export markets, such as Mexico, have been deferred. However, other programs moved forward, such as the Acropol network in Paris, which will be extended to cover the whole of France by 2008, and the Spica network in Spain. The British Ministry of Defence also signed a contract for the supply of communications equipment for a total value of over € 210 million.

In the near future, European demand for military capacities is expected to grow considerably, and the Franco-German initiative in terms of defense lends weight to this prospect. The unrivalled portfolio of complex data collection and management systems (intelligence, surveillance, command and control systems - C4ISR) encompassing command, intelligence, communications



and reconnaissance functions, constitutes a solid asset for EADS to meet increasing demand. Increased competitiveness should also allow EADS to expand its market presence with transatlantic partnerships within the framework of NATO.

4_1_4_4 Banque Arjil & Cie

⇒	1998	1999	2000	2001	2002
Stockholders' equity (in millions €)	105	108	110	109	123
Total assets (in millions €)	346	317	149	142	148
Net income (loss) (in millions €)	(13)	3	2	(1)	4
Number of employees	140	124	70	68	47

To develop its management portfolio, Banque Arjil & Cie bought Banque Internationale de Gestion et de Trésorerie (BIGT) from Crédit Lyonnais in 1994, and Finindice which was to become ABF, specializing in index management, from Worms in 1995. Subsequently, realizing that it was not possible to develop management activities alone due to a lack of critical mass, the company decided to refocus on investment banking and banking services in the fields of mergers/acquisitions and structured financing. This is why all business activities not directly related to these two fields have gradually been either disposed of or stopped.

On an organizational level, Banque Arjil & Cie has become a holding company, inheriting the assets of Compagnie Industrielle et Financière de Presbourg, as consulting activities were performed by the former BIGT that became Arjil & Associés Banque. In 2002, Banque Arjil & Cie disposed of the last shareholdings it had in the groups Bolloré and Viel, for which it realized € 22 million in capital gains.
After these disposals, Banque Arjil & Cie holds liquid assets of over € 100 million and a 100% shareholding in the subsidiary Arjil & Associés Banque, a limited partnership with shares having a capital stock of € 15 million.
Despite a difficult environment marked by an evident fall in business transactions, fees and commissions invoiced in 2002 by Arjil & Associés Banque showed a 21% increase over the previous year. To take account of the new market conditions, the bank has implemented a plan designed to improve its operational efficiency and at the same time reduce overheads.

Arjil & Associés Banque offers the customer the entire range of consulting services specific to investment banks. It has developed unique expertise in the energy transport and defense businesses and activities integrating high technologies, as well as in the financial sector (banking and insurance).
Its activities include strategic studies, identification of targets or industrial projects, formation of partnerships, enterprise valuations, assistance with negotiations and the search for financing at the lowest cost for its customers. In the field of private placement, it provides support and consulting services to French companies who wish to raise funds from American institutional investors.

4_2 Employees over the last five years Human resources management

	1998*	1999*	2000*	2001*	2002*
Lagardère Media	*28,487*	*28,500*	*26,884*	*27,521*	*26,949*
Automobile	*2,860*	*3,319*	*3,329*	*3,205*	*3,014*
High Technologies[1]	*17,752*	*17,287*	*13,459*	*15,358*	*15,665*
Other Activities	*228*	*179*	*230*	*253*	*198*
Total	**49,327**	**49,285**	**43,902**	**46,337**	**45,826**

(1) Figures published for 1998 relate to 100% of Matra Hautes Technologies. After 1998, they relate to the percentage interests held.

* 1998-2000: total number of employees at December 31; 2001-2002: average number of employees.

4_2_1 Recruitment and employee mobility policy

Lagardère Group, by virtue of a wide diversity of business activities, offers real opportunities for change to those who, inside or outside the Group, are seeking to enhance their career development paths. As a result, the Group's recruitment and employee mobility policy is a particularly dynamic one. Internal mobility favors the circulation and appropriation of the Group's values of commitment, innovation and team spirit. It helps develop skills, multiplies synergies, federates enthusiasm and encourages initiatives and curiosity.

4_2_2 "Media Campus" management school and skills management

Created in 2001 to take over from the former Lagardère/Matra Management school, "Media Campus", through its three programs, Leadership, Integration and Young Managers, has succeeded in developing the Group's strong values which are risk taking and creative expression. In 2002, a hundred trainees in France attended these program sessions which echoed our corporate culture of responsibility, exchange, decentralization, the networking of skills and the sharing of experience.
These programs will be repeated in 2003 and the new curriculum is under study.

On a more general note, the constant concern to harmonize and develop individual and collective skills, meet the needs of a profitable growth strategy, develop business lines and organizations, and satisfy the aspirations of our staff, once again, in 2002, led Lagardère Media to invest in employee training schemes well beyond the legal requirements.

4_2_3 Internationalization

Over one half of employees in the Group's Media divisions are based outside France. As Human Resources Management is decentralized within the Group, each subsidiary defines its own program for concrete actions in the same general spirit as the Group, according to the legislation in force in each country.

4_2_4 Labor relations

A new draft agreement concerning the Group's European Employee Committee was signed by several union organizations at the end of the year.
A number of agreements (incentives and profit-sharing, shorter working hours, etc.) continue to be signed each year within the Group's various divisions.





4_2_5 Stock options

The allocation of stock options is primarily intended to foster the personal involvement of Lagardère Group's worldwide executives, particularly members of the governing bodies, in the creation of value for the Group as a whole.
It is also a means of distinguishing those executives who, through their efforts, make a particularly positive contribution to the Group's performance. Criteria include level of responsibility, performance and results.
Lastly, it develops the loyalty of executives considered vital in the long term, particularly junior executives with a high profile for professional development.

4_2_6 Sustainable development

For the past few years, Lagardère has been striving to be a responsible, ethical business corporation with integrity and transparency in its business practices. The Group decided on its own initiative to make a contribution to improving society and the environment.

The actions the Group takes in favor of the community are achieved particularly through the steady, repeated commitment of the Hachette Foundation. Created in 1989 and placed under the aegis of the Fondation de France, it operates in three specific domains: the promotion of French culture, support to young creators in the written word and support to the "culture in the hospital" scheme.

A code of ethics has been in force in the Group for a decade now. It states the Group's fundamental values and principles, that serve as a reference for the business activities of each employee.

Even though the Group has a limited direct impact on the environment, it has decided to undertake an analysis of the subject and each division is investigating possible ways to achieve improvements in this field.

4_3 Investment and innovation policy

Purchases of tangible and intangible assets

Division *(in millions €)*	1998	1999	2000	2001	2002
Lagardère Media	*212*	*220*	*197*	*268*	*228*
Automobile	*27*	*55*	*60*	*24*	*33*
HighTechnologies	*64*	*172* [1]	*157* [2]	*332*	*349*
Other Activities	*6*	*7*	*8*	*3*	*1*
Total	**309**	**454**	**422**	**627**	**611**

(1) Aerospatiale Matra included on a 33% basis. Figures for 1998 include Matra Hautes Technologies on a 100% basis.
(2) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.

Purchases of long-term investments

Division *(in millions €)*	1998	1999	2000	2001	2002
Lagardère Media	*251*	*583*	*1,227*	*453*	*1,415* (3)
Automobile	*0*	*0*	*5*	*2*	*0*
High Technologies	*71*	*179* (1)	*112* (2)	*169*	*284*
Other Activities	*56*	*53*	*23*	*9*	*14*
Total	**378**	**815**	**1,367**	**633**	**1,713**

(1) Aerospatiale Matra included on a 33% basis. Figures for 1998 include Matra Hautes Technologies on a 100% basis.
(2) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.
(3) Including € 1,180 million paid for the acquisition of Vivendi Universal Publishing.

While Lagardère holds leading positions worldwide in its core businesses, it is thanks to its expertise in creative know-how which has always been a top priority. The capacity for innovation will continue to be an area for major effort, helping the Group to go on developing its wealth potential and thus provide original solutions to the many challenges, whether technological or cultural, educational or informative, resulting from accelerated change.

4_4 Risks

As all other industrial groups, Lagardère is exposed to a variety of risks in the normal course of its business, including:
- market and credit risks,
- damage to property, industrial property rights and brand names owned by the Group or third parties, as well as to people or the environment,
- unforeseen losses of revenue, and
- civil liability resulting from the Group's products and activities.

Very special attention is paid to the management of these risks, both at the level of operating entities and at corporate level where the Group's risk management activities are reviewed centrally.

Following the contribution of Matra Hautes Technologies to Aerospatiale Matra and the creation of EADS N.V., the management of risks involving the entities concerned has been the duty of EADS, which has its own risk monitoring systems.

4_4_1 Market risks (interest rate, exchange rate, equity and credit risks)

The Group makes use of specific risk analysis tools to quantify its exposure to market risks using the VAR method.

Market risks are monitored at Group level by the Treasury and Finance Division in cooperation with the Risks Division, under the responsibility of the Group's Chief Financial Executive. Periodic reports are submitted to General Management. The Group has implemented a specific policy to reduce risks, introducing authorizations procedures and internal controls and utilizing risk management tools to identify and quantify these risks. Derivatives are used exclusively in non-speculative hedging transactions.



4_4_1_1 Credit risk

The characteristics of the Group's principal borrowings, excluding EADS, are presented below:

Type of borrowing or loan	Interest rate	Amount (in millions €)	Maturities	Risk coverage
Bond borrowings	*Variable rates*	*663*	*2004 / 2011*	*Conversion of foreign currencies into euros, and fixed rates into variable rates*
	Fixed rates	*768*	*2003*	*None*
Leasing commitments	*Variable rates*	*118*	*Annual*	*None*
Bank loans				*None*
US dollar		*1,420*	*2003 / 2006*	*(Loans maintained at*
Euro	*Variable rates*	*33*	*2005*	*variable rates in their*
Sterling pound		*27*	*2003*	*original currencies)*
Yen		*22*	*2005*	
Other		*3*	*2003*	
Other borrowings	*Variable rates*	*29*	*2003*	*None*
Undrawn credit lines	–	*586*	*2003 / 2006*	*None*

Not shown above are the perpetual subordinated notes issued in 1992 which are included under borrowings in the balance sheet for € 287 million. *Per se*, this debt has no maturity.

The above analysis shows a balanced break down of funding resources between bond borrowings and bank loans. The credit risk is reduced by the maturities of borrowings and loans (out of € 1,417 million bank loans in euros, € 1,055 million relate to amounts drawn on a syndicated loan maturing in 2006) and by the availability of undrawn credit lines.

The principal risk in 2003 arises from the option granted to subscribers of bonds exchangeable for T-Online securities (these bonds were issued in June 2002 for € 768 million), who were given the possibility to apply for an early redemption of their bonds against cash in December 2003, should the market price of T-Online shares fall below € 12.75 at that time. The Group has the borrowing capabilities to cope with this eventuality.

Risks arising from early redemption clauses included in certain contracts

Bond borrowing or bank loan agreements may include financial ratio requirements. Most financial ratios establish limits in the form of minimum stockholders' equity, or maximum indebtedness calculated as a proportion of stockholders' equity or EBITDA. Failure to meet these ratio requirements enables the lenders to request immediate reimbursement of their loans.

Lagardère SCA is subject to similar clauses in respect of the US$ 500 million bonds issued in January 2001 and the € 1,350 million syndicated bank loan obtained in June 2001. In both cases, the ratios must be calculated every six months on the basis of the consolidated accounts as restated to include EADS by the equity method.

Hachette Filipacchi Médias (HFM) and its US subsidiary HFM Inc are subject to similar clauses in connection with syndicated bank loans obtained in 2000 on wich the amount currently outstanding totals € 205 million. Ratios must be calculated every six months by HFM and every three months by HFM Inc, on the basis of their respective consolidated accounts.

At December 31, 2002, stockholders' equity, gross indebtedness and net indebtedness calculated as defined in the contracts were below contractual limits, thus enabling the Group to raise new funds, if necessary, without the prior agreement of these lenders.

4_4_1_2 Interest rate risk

The Group's net cash surplus (cash in hand and in banks plus equivalent marketable securities) totals € 1,075 million. This surplus earns interest at variable rates thus providing natural coverage for the Group's € 2,587 million variable-rate borrowings. Most of the risk deriving from a potential rise in the cost of borrowings therefore only concerns that portion of variable-rate gross indebtedness not currently covered by the net cash surplus, i.e. € 1,512 million. An interest rate variation of 1 point up would result in an additional charge of € 15 million each year.
Fixed-rate borrowings are principally comprised of the 2.5% bonds exchangeable for T-Online securities.
All remaining variable-rate interest coupons payable on the perpetual subordinated notes issued in 1988 (classified as permanent funds in the consolidated balance sheet) have been replaced by fixed-rate interest.

4_4_1_3 Exchange rate risk

The Group's exposure to foreign exchange rate risks arising from commercial transactions is very limited owing to the nature of its business activities in France and in foreign countries. Whenever possible, operating activities and investment transactions are financed through borrowings denominated in the local currency.
The principal financial transactions carried out in foreign currencies in France (servicing of the US$ perpetual subordinated notes issued in 1988 and of the US$ bonds issued in 2001) are covered by forward currency purchase agreements.

4_4_1_4 Equity risk

The Group's principal direct or indirect investments in listed campanies are :

Titre	Number of securities	Market price on Dec. 31, 2002 (€)	Value at Dec. 31, 2002 (€)
Lagardère SCA	*4,400,494*	*38.71*	*170,343,123*
EADS	*122,223,852*	*9.85*	*1,203,904,942*
Renault	*3,588,849*	*44.78*	*160,708,658*
T-Online	*69,633,116*	*5.32*	*370,448,177*

Changes in the value of treasury stock are taken to consolidated stockholders' equity.
As a listed company, EADS is subject to stock market changes. However, in view of the consolidation method used (proportional method; 15.07% interest), the value of this investment in Lagardère's consolidated financial statements is not affected by market changes.
Shares held in Renault are included in long-term investments at their average purchase price of € 27.18 each. All of these shares were sold on the market in February 2003 at a price of € 38.95 each.
T-Online securities are included in marketable securities for a net amount equal to their market price at the end of the year. In 2002, these securities were recorded at their average market price in December, of € 5.76 each.

4_4_2 Legal risks

4_4_2_1 Special regulations applying to the Group

The Group ensures strict application of the specific regulations to which it is subject in the exercise of its business activities, in particular, as regards Lagardère Media, those relating to the print media, book publishing, distribution and audiovisual communication.

In its book publishing and distribution business activities, the Group is in particular subject to French regulations relative to single book pricing and to qualitative and quantitative discounts afforded to distributors, as well as the regulations applicable to works for young people.





In both its book publishing and print media operations, the Group is subject, in particular, to the laws and regulations concerning libel, image and the respect of privacy.

Furthermore, in its distribution activities, the Group is subject to the regulations relative to the sale of tobacco products as well as duty free products (which are the subject of conventions signed with the Customs authorities).

In addition, the law of September 30, 1986, relative to freedom of communication is applicable to the Group's French operations in the field of audiovisual communication. The exploitation of radio and television services by the Group in France is subject to authorizations issued for a specific period, by the French broadcasting authority (CSA). The resultant obligations are embodied in a convention signed with the CSA and renewal takes place under the conditions stipulated by the previously mentioned law.

4_4_2_2 Risks associated with brands

Given the importance that brand recognition has for the Group's business activities, particularly in the field of print media, film & television production, and publishing, the Group deploys considerable means to protect its portfolio of commercial trademarks.

Protection is ensured by the registration and renewal of the trademarks related to the running of the Group's activities, and by the prosecution of trademark infringement. Trademarks are regularly monitored both within the Group and by external specialists, in order to identify any significant risks that could threaten the validity of the Group's rights to these trademarks.

However, some of the countries in which the Group operates afford less effective protection of industrial property rights than Europe or North America.

4_4_2_3 Dependency of the Company on certain contracts — Major customers

While operations in the area of high technology are extremely cyclical and are characterized by long start-up periods and large long-term contracts with high unit values, Lagardère Media's operations are highly sensitive to market conditions and have very short economic cycles. They are mass market oriented, and the customer base is widely diversified.

4_4_2_4 Risks associated with pending litigation

• Construction of the Taipei VAL

Within the framework of the VAL construction project in Taipei, the civil engineering works, for which DORTS (Department of Rapid Transit Systems) was responsible, were handed over to Matra Transport almost three years late.

This significant delay caused cost overruns which led Matra Transport to file a claim with a Taiwanese arbitration tribunal. The tribunal decided, on October 6, 1993, to award an amount in excess of FRF 200 million (€ 30.49 million), about 60% of the cost overruns claimed, and to postpone the contractual start-up date, initially planned for January 12, 1992.

On September 12, 1994, the District Court of Taipei, acting at the request of DORTS, cancelled the arbitration tribunal's decision on procedural grounds. Matra Transport, which had suffered significant damages and had a right to compensation, facts which were not denied, took appropriate action seeking reversal of the cancellation.

Following two unfavorable decisions rendered by the High Court of Taipei on April 2, 1996 and November 26, 1997, both of which were subsequently cancelled by the Supreme Court of Taiwan in two decisions rendered on April 25, 1997 and September 11, 1998, the same High Court, acting at the request of Matra Transport, rendered a decision on July 28, 1999 by which it reversed the District Court's decision of September 12, 1994 on the grounds that there was no cause for cancelling the arbitration tribunal's decision of October 6, 1993. In a ruling of November 24, 2000, the Supreme Court rejected the appeal lodged by DORTS against the decision of July 28, 1999.

Matra Transport immediately began proceedings before the District Court for implementation of the arbitration tribunal's decision of October 6, 1993. However, DORTS applied to the same District Court for non-execution of the decision, mainly on the grounds that Matra Transport's rights had expired.

Contrary to all expectations, the District Court found in favor of DORTS on May 17, 2001. This ruling was confirmed on November 22, 2001 by the High Court, which decided that the term of limitation applicable in this case was five years from the announcement of the decision of October 6, 1993. It also criticized Matra Transport for not attempting to implement that decision, notwithstanding its cancellation on September 12, 1994.

Matra Transport has lodged an appeal, and is confident that the Supreme Court, which has so far always rendered decisions favorable to the company, will overturn this decision in view of the multiple legal errors involved. Matra Transport is awaiting the Supreme Court's decision.

Nevertheless, execution of the decision of October 6, 1993 has been suspended while this latest action by DORTS goes through the courts and until a proper legal settlement is reached.

Furthermore, Matra Transport has submitted a second claim to DORTS for amounts withheld by DORTS on the price payable to Matra Transport for construction of the VAL, and for delays attributable to DORTS, independent of those taken into account in the arbitration tribunal's decision of October 6, 1993.

• Tax matters – Lagardère
Tax audits were carried out by the French tax authorities concerning several companies and fiscal years. The tax audits resulted in additional tax assessments, parts of which were contested. Provision has been made to take account of the additional assessments notified by the tax authorities and agreed by the companies, and also for the amount estimated as the risk corresponding to the disputes still pending.

• Tax matters – Banque Arjil & Cie
The dispute between Banque Arjil & Cie and the French tax authorities relating to corporate taxes for the years 1988 to 1992 gave rise to demands for payment in 1994 and 1995. Banque Arjil & Cie believes its position is justified and has appealed all the issues in dispute. Provisions made are sufficient to cover the liabilities that may materialize as a result of the above tax audits.

In the normal course of its business, the Group is involved in a number of disputes principally related to contract execution. Adequate provisions are made, where considered necessary, to cover any risks that may arise from general or special disputes.

To the best of the Group's knowledge, there are no other cases of litigation or arbitration in existence which may have a significant negative effect on its financial position.

4_4_3 Industrial and environmental risks

The management of industrial risks and risks related to the environment makes use of methods, tools and procedures that aim to identify, quantify and then reduce any significant risks.

The Group conducts in-house operations designed to reinforce the corporate risk culture by sharing information and raising awareness, and secondly, to enhance specific visibility of certain emerging risks, as well as the capacity to meet any crisis that may arise.

4_4_3_1 Identified risks

With the exception of automobile manufacturing, the Group's business activities fall mainly into the service category, and many of its assets are intangible. The Group is nevertheless exposed to industrial and environmental risks, related to certain businesses. The nature of the risks incurred (paper, solvents, waste products, etc.) is not specific to the Group and also relates to similar




activities. These business activities include:
• Print Media: printing facilities for the regional daily newspapers, warehouses;
• Book Publishing: warehouses;
• Distribution Services: warehouses;
• Automobile: manufacture and assembly lines.

Certain sites are subject to authorization from or a declaration of exploitation to the administrative authorities.
There are no sites classified SEVESO 1, nor SEVESO 2.

4_4_3_2 Prevention policy

The Group pays particular attention to the prevention of industrial risks and the protection of the environment, in order to limit the probability of an adverse event occurring.
The sites apply regulations and implement operational procedures, quality systems and a set of security measures specific to each individual business sector.

4_4_3_3 Assessment of risk impact

The Group assesses the impact of risks at both local and central level, based on in-house expertise and calling upon external specialists.

The Group has no knowledge of any items or situations likely to have a significant impact on its assets or operating results. However, in a small number of isolated cases, certain sites have an industrial past and there is always the possibility that soil or underground water may have been contaminated or that contamination may be discovered in the future.

More generally, the costs related to the evaluation and treatment of industrial and environmental risks are included in the investment and expense accounts concerned and their relative size does not require that they be identified separately.

However, future events, such as changes in regulations or the identification of new risks, could have a negative impact, which the Group would then have to take into account.

4_4_4 Insurance – Risk coverage

Risks that cannot be eliminated totally are retained or transferred to the insurance market when their relative size justifies it, depending on the availability of coverage at reasonable conditions. The Group may also provide self-coverage of certain risks, where appropriate.

4_4_4_1 Insurance policies

The major lines of insurance cover property, business interruption and legal liability. Depending on the type of risk, coverage consists of permanent policies and additional coverage for specific projects.

In spite of the major crisis that has hit the world insurance market for the last two years – resulting in a considerable reduction in the number of products on offer and a sharp rise in the cost of policies – the Group and its operational divisions were able to obtain coverage adapted to their activities throughout the world, while at the same time continuing to pay close attention to the selection of its insurers and the review of their creditworthiness.

4_4_4_2 Risk coverage

Insurance policies are taken out mainly at the level of the divisions and their sites. There are such a large number of different situations that it would be difficult to give details of the ceilings in any significant manner.
As a general rule, insurance for losses and interruption of business are taken out for the amount at risk (values of assets and cost of business interruption); in some cases, they comprise contractual payment thresholds agreed in advance with the insurer. These franchises are adapted to the capacities of the divisions and their sites.

In terms of legal liability, the maximum severity of exposure is difficult to assess, and the levels insured by the divisions and their sites depend on the availability of coverage at an acceptable economic cost. Certain policies have been implemented at Group level, for risks that may concern all or part of the Group as a whole.

In 2002, the total cost of the Group's main insurance polices was € 10.4 million (excluding grouped insurance policies).

4_4_5 Other special risks, including labor relations

On a daily basis, the Group handles the management of labor relations with strict vigilance and impeccable integrity. Highly respectful of employees and labor regulations, the Group implements a voluntary policy of optimizing standards relating to health and safety at work.






2002

Net assets Financial position Results

5





5_1 Movements in Lagardère SCA share prices

5_1_1 Closing share prices – January 2002-March 2003


CAC 40
Lagardère
Source: GL Multimédia

5_1_2 Closing share prices – January 2001-March 2003


CAC 40
Lagardère
Source: GL Multimédia

5_2 Per share data

	1998		1999		2000		2001		2002	
(in euros)	Non diluted	Diluted(1)	Non diluted	Diluted(2)	Non diluted	Diluted(2)	Non diluted	Diluted(2)	Non diluted	Diluted(2)
Net earnings per share	2.38	2.26	2.00	1.91	4.51	4.30	4.59	4.36	(2.16)	(2.11)
Net assets per share	16.51	15.67	19.27	18.37	28.80	27.46	30.63	29.08	27.32	27.31
Cash flow per share	4.98	4.72	5.15	4.91	5.40	5.15	4.26	4.04	4.41	4.34
Market price at Dec. 31		36.21		54.00		61.80		47.00		38.71
Dividend		0.78		0.78		0.78		0.82		0.82(3)

(1) Including new shares that may be created as a result of share subscription warrants, stock options and convertible bonds.

(2) Including new shares that may be created as a result of stock options.

(3) Proposed dividend to be approved by the Annual General Meeting on May 13, 2003.

5_3 Creation of shareholder value

5_3_1 External measure of value created

As Lagardère's stock price declined over the year 2002 (down 17.6% compared with a fall of 33.75% in the CAC 40 index), no value was created for shareholders in 2002, measured by this method.

5_3_2 Internal measure of shareholder value created

The economic value added may also be measured by comparing earnings before interest and taxes (EBIT), less theoretical tax at the statutory rate, with cost of capital employed.

- EBIT represents operating income plus financial income items, other than interest income and expenses and income from short-term investments, and non-operating items, after deducting theoretical tax and incorporating results of companies accounted for by the equity method. This calculation does not include amortization of goodwill and other intangible assets.

  EBIT also excludes the effect of the sale of Club-Internet and the valuation of T-Online securities that were received in exchange. In 2000, a gain of € 820 million before tax was recorded on this sale. In 2002, T-Online securities were written down by € 278 million before tax (2001: € 157 million).

- Capital employed represents fixed assets excluding premiums on perpetual subordinated notes and amortization of goodwill and other intangible assets, to which working capital requirement is added. Averages of opening and closing balances are used for this purpose.

- Cost of capital employed was calculated using a rate equal to the weighted average of cost of capital stock – i.e. the discounting rate resulting in a present value of future cash surpluses equal to Lagardère SCA's share price on December 31, 2002 of € 38.71 per share – and cost of borrowings at the same date.

- The calculation for the year 2002 is as follows:

Average capital employed *(in millions €)*	**2001**	**2002**
Fixed assets, net + working capital requirement	*4,812*	*6,012*
Amortization of publication rights and editorial & commercial assets	*120*	*120*
Amortization of goodwill	*337*	*495*
Premiums on perpetual subordinated notes	*(528)*	*(575)*
Capital employed at December 31	**4,741**	**6,052**
Average capital employed	**5,397**	

EBIT, after tax at the statutory rate *(in millions €)*	
Operating income	*440*
*Income from companies accounted for by the equity method **	*35*
Non-operating expenses	*(341)*
*Interest income, excluding interest and income from short-term investments ***	*14*
Tax at the statutory rate (35.43 %)	**(40)**
EBIT after tax at the statutory rate	**108**

Creation of shareholder value *(in millions €)*	
Average capital employed	*5,397*
Cost of capital (annual rate)	*9.64%*
Cost of capital	**520**
EBIT after tax at the statutory rate	*108*
Economic value added after tax	**(412)**

* Excluding amortization of intangible assets

** Excluding write-down of T-Online (€ 278 million)





5_4 Review of results and cash flows

5_4_1 General

The consolidated financial statements of Lagardère are prepared in accordance with accounting methods and principles generally accepted in France[1].

All figures are expressed in millions of euros (€).

The consolidated income statements are summarized below:

	1998	1999	2000 Published	2000 Restated	2001	2002	
Net sales	**10,692**	**12,285**	**12,192**	**11,875**	**13,295**	**13,216**	*(appendix 1)*
Operating income	*644*	*520*	*572*	*474*	*514*	*440*	*(appendix 2)*
Interest expense, net	*(1)*	*(23)*	*(110)*	*(95)*	*(15)*	*(331)*	
Operating income after interest	*643*	*497*	*462*	*379*	*499*	*109*	
Non-operating income (expenses), net	*(26)*	*16*	*651*	*653*	*353*	*(371)*	
Other expenses, net	*(280)*	*(168)*	*(498)*	*(472)*	*(225)*	*(25)*	
Net income (loss) before minority interests	**337**	**345**	**615**	**560**	**627**	**(287)**	
Net income (loss)	**280**	**241**	**581**	**528**	**616**	**(291)**	*(appendix 3)*

The above table shows the published results for 2000 together with pro forma results for 2000 restated to include 15.14% of EADS' results for the first half-year of 2000 (not adjusted for changes in group structure, especially the changes in Airbus) using the proportional method, whereas 33% of Aerospatiale Matra's results were proportionally consolidated for the same period in the published financial statements.

Operations by main business segments are analyzed below.

5_4_2 Lagardère Media

The Media segment includes the operations of the Book Publishing, Print Media, Distribution Services and Lagardere Active divisions.

Significant changes in this segment's structure during 2002 were as follows:

Book Publishing:

- The Spanish school books publisher Bruño and the British publisher Octopus Publishing group were fully consolidated as from January 1, 2002. In 2001, only the balance sheet of Octopus Publishing group was consolidated as of December 31, 2001.

Print Media:

- The British magazine publisher Attic Futura group was acquired and fully consolidated as from September 1, 2002. Following this acquisition, the joint company previously formed in the United Kingdom with EMAP (50/50) was wound-up at the end of October 2002. The magazines Elle, Elle Decor and Elle Girl, all of which are brand names of Hachette Filipacchi group, were taken over by Hachette Filipacchi U.K., the Group's new wholly-owned subsidiary. Hachette Filipacchi U.K. also acquired Red magazine.

Note:

(1) The accompanying consolidated financial statements have been translated from those issued in French and have been restated in a format more familiar to readers of US financial statements.

The Statutory Auditors' unqualified opinion on the official consolidated financial statements of Lagardère is included in the French documents which are submitted to Lagardère's shareholders at the Annual General Meeting. These documents are available from the Company's head office upon request.

For the purpose of this Reference Document in English, the Parent Company's balance sheet and statement of income are included and presented in US format.

- Following the acquisition of all its minority interests, EDIF, publisher of Elle and Elle Decor in Italy, was fully consolidated as from January 1, 2002. In 2001 this company was 50% consolidated using the proportional method.
- Métropole Media Presse, publisher of the magazine Zurban, was fully consolidated as from January 1, 2002.
- As a result of disposals in the printing division, Imprimerie Hélio Corbeil and Graphic Brochage (France) and Hélio Charleroi (Belgium) were deconsolidated as of December 31, 2001.
- The 42% interest in Marie Claire group was accounted for by the equity method for 12 months in 2002, compared to nine months in 2001.

Distribution Services:
- Newslink, a chain of magazine and book stores in transit areas in Australia and at Singapore airport, was consolidated proportionally at 40% as from January 1, 2002.
- Two new subsidiaries (100% holdings) in the Czech Republic, HDS Retail Cz and M. Trafik, were fully consolidated from January 1, 2002.
- Virgin Stores was fully consolidated for 12 months in 2002, compared to five months in 2001.

Lagardere Active:
- During the second half of 2001, Lagardère Active Broadcast changed its year-end from September 30 to December 31. In 2001, this group's results were consolidated for fifteen months (from October 1, 2000 to December 31, 2001). In 2002, results were consolidated for the twelve month period ended December 31, 2002.

Lagardere Active Broadcast's comparative income statement figures are presented below.

	Twelve months Jan. 1, 2002 to Dec. 31, 2002 *(Published)*	**Fifteen months Oct. 1, 2000 to Dec. 31, 2001** *(Published)*	**Twelve months Jan. 1, 2001 to Dec. 31, 2001** *(Proforma)*
Sales	*462*	*536*	*406*
Operating income	*23*	*42*	*21*
Interest income (expense), net	*(11)*	*0*	*1*
Operating income after interest	*12*	*42*	*22*
Non-operating expenses, net	*(31)*	*(12)*	*(11)*
Net loss from companies accounted for by the equity method	*(10)*	*(5)*	*(2)*
Income (loss) before tax, minority interests and amortization of intangible assets	**(29)**	**25**	**9**

- Following their disposals, the Legion group's subsidiaries were deconsolidated as from January 1, 2002 (in Australia, Poland and Norway) and as from July 1, 2002 (in Denmark). Also following their disposal by the Group, Symah Vision, Le Journal de Chez Vous, Lagardere Active iTV, and The Broadway Factory were deconsolidated as from January 1, 2002.

Acquisition of Vivendi Universal Publishing currently in progress:
See details in note A – Significant event, in the Notes to the consolidated financial statements.



Summarized statements of income and cash flows of this segment are as follows:

Income statements	2000	2001	2002
Net sales	**7,203**	**7,668**	**8,095**
Operating income	*323*	*353*	*385*
Interest expense, net	*(43)*	*(240)*	*(363)*
Operating income after interest	**280**	**113**	**22**
Non-operating income (expenses), net (*)	*798*	*(46)*	*(53)*
Net income from companies accounted for by the equity method (*)	*2*	*59*	*15*
Income (loss) before tax	**1,080**	**126**	**(16)**

(*) excluding exceptional write-downs of intangible assets.

Cash flows	2000	2001	2002
Cash flows from operations	*359*	*269*	*357*
Net change in working capital requirement	*94*	*27*	*37*
Net cash flows from operations	**453**	**296**	**394**
Investments:			
– purchases of fixed assets	*(197)*	*(268)*	*(228)*
– purchases of long-term investments (**)	*(1,227)*	*(453)*	*(1,415)*
Sales of fixed assets and investments	*1,263*	*117*	*26*
Increase in marketable securities	*(836)*	–	–
Net cash flows from investments	**(997)**	**(604)**	**(1,617)**
Net cash flows from operations and investments	**(544)**	**(308)**	**(1,223)**

	2000	2001	2002
Capital employed (*) (**)	**3,381**	**3,738**	**5,002**

(*) Fixed assets and working capital requirement.

(**) Including in 2002, € 1,180 million paid in advance for the acquisition of VUP.

Results

Sales for 2002 increased by 5.6%. Excluding the effect of changes in group structure and exchange rates, the increase was 7.8% overall, although higher at Hachette Distribution Services and Lagardere Active. This sustained level of growth came from both cyclical and non-cyclical activities, the strengthening of leading competitive positions and highly diversified international development.

Operating income rose by 9% to € 385 million. The actual increase was 15.6 %, when comparative results for 2001 are restated to include Lagardere Active Broadcast for twelve months (instead of 15 months in the published results).

This increase was analyzed as follows:

- Operating income for Hachette Livre showed a 40% increase. This increase is attributed to satisfactory levels of business in Publishing and Distribution in France, and from operations in the United Kingdom.

- Hachette Filipacchi Médias recorded a 5.9% decrease in operating income as a result of the poor advertising context that prevailed throughout the year in United States as well as in France although to a lesser extent. However, activity in Asia, Italy, Spain and the United Kingdom showed progress. In a particularly difficult economic context, the ratio of operating income to sales improved (9.1% in 2002). This improvement principally resulted from the implementation of a significant cost reduction plan.

• Hachette Distribution Services registered an 8.8% increase in operating income. Major new distribution contracts in North America and Spain, and improved results in the Eastern European countries offset the negative effects of reduced air traffic and the extra expense related to the introduction of the 35-hour working week in France.

• Within the Lagardere Active division, operating income rose by € 10.3 million (€ 30.6 million based on comparable 12-month periods) despite important investments made in the film and television production business (launch of Match TV). This performance was primarily attributable to a strict cost reduction program, particularly at Lagardere Active Broadband, and to rising advertising revenue at Lagardere Active Broadcast during the second half of the year.

Interest expense, net increased by € 123 million to € 363 million. This heading included a € 278 million allowance to write down the investment in T-Online, valued at € 5.76 per share at December 31, 2002. In 2001, it included a € 157 million allowance to write down the purchase cost of this investment (€ 12.01 per share) to € 9.75 per share.

Excluding these items, the increase in net interest expense was limited to € 2 million. This reflected the high level of the Group's investments, the cost of financing Marie Claire and Virgin Stores for the full year, offset by the fall in interest rates and by cash surpluses generated by operations.

A net non-operating loss of € 53 million was recorded in 2002 (excluding exceptional write-downs of intangible assets). It includes restructuring charges incurred under the plan to boost growth and profitability, and the costs of closing down certain operations (principally at Lagardere Active).

Following outstanding performances in 2001, income from companies accounted for by the equity method was adversely affected by significant restructuring costs at multiThématiques, the costs of launching the new generation decoder at CanalSatellite and the poor performance of the Amaury group following the disposal of the Futuroscope theme park in France.

Cash flows

Cash flows from operations totaled € 357 million in 2002, up € 88 million on 2001, principally attributable to Lagardere Active but also to Hachette Livre.

Purchases of fixed assets totaled € 228 million, down € 40 million from the previous year's figure which included the cost to HDS of purchasing the rights to use the Virgin brand name.

Purchases of long-term investments in 2002 included:

• A € 1,180 million advance paid in December 2002 to Segex, a subsidiary of the Natexis Banques Populaires group (NBP). This amount represents the price paid in advance by Lagardère for the capital stock and current account of NBP subsidiaries involved in the acquisition of Vivendi Universal Publishing's assets, in accordance with agreements signed on December 3, 2002 by the Lagardère and Natexis Banques Populaires groups.

• A total of € 235 million in investments made by various Group divisions, in particular the Print Media division (€ 156 million) in Italy and the United Kingdom, and Lagardere Active Broadcast to pursue the development of its film and television production business.

Capital employed rose to € 5,002 million in 2002, including the above advance paid to Segex. Excluding this payment, capital employed rose by € 84 million over 2001 as a consequence of the write back (€ 195 million) of a provision for taxes on the capital gain realized on the sale of Club-Internet and of investments made during 2002, partly offset by the effect of the



falling dollar on the valuation of the Group's assets in the United States and by reduced working capital requirements.

5_4_3 EADS

Since July 1, 2000, EADS' contribution to Lagardère's results has been consolidated using the proportional method, based on the interest held by Lagardère in the EADS group. For the first half-year of 2000, this contribution was equal to 33% of Aerospatiale Matra's results.

Following a share capital increase reserved for employees which took place in December 2002, Lagardère's interest in EADS reduced to 15.07%. The results of EADS are included in Lagardère's consolidated statement of income on the basis of Lagardère's interest at December 31, 2001, i.e. 15.10%, while the balance sheet items at December 31, 2002 are included at the new percentage of 15.07%.

Summarized statements of income and cash flows of EADS before adjustments for changes in group structure are as follows:

Income statements	2000 Published	2000 Restated	2001	2002
Net sales	**3,806**	**3,489**	**4,486**	**4,339**
Operating income	*166*	*68*	*104*	*63*
Interest expense, net	*(81)*	*(66)*	*(11)*	*(29)*
Operating income after interest	**85**	**2**	**93**	**34**
Non-operating income (expenses), net (*)	*(32)*	*(30)*	*463*	*(8)*
Net income from companies accounted for by the equity method	*34*	*29*	*18*	*20*
Income before tax	**87**	**1**	**574**	**46**

(*) excluding exceptional write-downs of intangible assets

Cash flows	2000	2001	2002
Cash flows from operations	*196*	*347*	*261*
Net change in working capital requirement	*146*	*65*	*145*
Net cash flows from operations	**342**	**412**	**406**
Investments:			
– purchases of fixed assets	*(157)*	*(332)*	*(349)*
– purchases of long-term investments	*(112)*	*(169)*	*(284)*
Sales of fixed assets and investments	*59*	*214*	*185*
Increase in marketable securities	*(86)*	*(59)*	*(63)*
Net cash flows from investments	**(296)**	**(346)**	**(511)**
Net cash flows from operations and investments	**46**	**66**	**(105)**

	2000	2001	2002
Capital employed (*)	**151**	**654**	**760**

(*) Fixed assets and working capital requirement.

The published consolidated financial statements of EADS were restated in accordance with accounting methods used in prior periods in order to conform with the French accounting standards applied by Lagardère Group. Foreign currency transactions were translated using the rates of exchange at which the corresponding cash flows had been hedged. Fair value adjustments recorded by EADS on certain of its foreign exchange hedging instruments were eliminated. Value adjustments made by EADS in respect of the contributions received from Aerospatiale Matra and Dasa were also eliminated, so that these contributions were included in Lagardère's consolidated financial statements at historical cost.

The table below shows a comparison between EADS' published income statement figures and the restated amounts included in Lagardère's consolidated financial statements.

	EADS 15.10% of published accounts	Restatements	Amounts consolidated by Lagardère
Net sales	**4,516**	**(177)**	**4,339**
Operating income	*176*	*(113)*	*63*
Interest expense, net	*(12)*	*(17)*	*(29)*
Operating income after interest	**164**	**(130)**	**34**
Non-operating expenses, net	*(63)*	*55*	*(8)*
Net income from companies accounted for by the equity method	*17*	*3*	*20*
Net income before tax	**118**	**(72)**	**46**

Results

Figures indicated below reflect the share of EADS' results attributable to Lagardère Group.

EADS' sales amounted to € 4,339 million in 2002, a small decrease on the figure of € 4,486 million for 2001.

This fall was primarily the result of a decrease in aircraft deliveries at the Airbus division (303 units in 2002 compared to 325 the previous year) but nevertheless represents good performance levels, given the depressed economic conditions in the civil aviation sector which is highly sensitive to the contingencies of global events. The impact of this decrease in deliveries was reduced by an enhanced product mix/price ratio.

The Space division also experienced a drop in sales, as a direct result of the market difficulties regarding civilian telecommunications satellites and the termination of the Ariane 4 program.

As far as the Aeronautics division is concerned, sales increased satisfactorily, essentially due to the success of the Eurocopter helicopters.

The group's other divisions enjoyed relatively stable levels of business.

Orders booked in 2002 reached a volume of € 31 billion, in spite of a commercial aviation market in recession and the postponement of the order for the A400M, now expected in the spring of 2003. The strong decrease in relation to 2001 (-49%) is mainly due to Airbus, which booked 233 orders (net of 67 cancellations) in 2002, including 120 orders from the airline Easy Jet, compared to 274 orders (net of 101 cancellations) booked in 2001, which included 85 orders for the A380. The weakness of the US dollar compared to the euro constituted another unfavorable factor. The Military Transport Aircraft division also booked some major orders in 2001, including an order from Poland for the C-295.

The Space and particularly the Defense divisions increased their orders, with Space obtaining an order for the development of the M51 and Defense, for its missiles business, booking a contract for the Taurus series (€ 0.6 billion) and the Meteor contract (€ 0.9 billion for EADS' share).

The global order book therefore stood at € 168 billion at December 31, 2002, down on 2001 (€ 183 billion). The outlook is still fairly good, with orders booked covering more than five years business, which illustrates the competitiveness of the products. The decrease is principally attributable to the revaluation of orders placed in dollars at an exchange rate less favorable than in 2001.

Operating income fell to € 63 million in 2002 compared to € 104 million in 2001. This was the result of difficult market conditions in civil aviation but also because research and development costs were significantly increased during the year.





Operating income of Airbus decreased due to the rising cost of research and development and the drop in volumes. Space also experienced a decrease and recorded a significant operating loss due to the technical difficulties encountered on some programs and the unfavorable environment in the market for commercial satellites.

Operating income at group level was also impacted by non-recurring expenses related to the insolvency of Fairchild Dornier, a customer in the Military Transport Aircraft division.
Aeronautics also fell back compared to 2001, despite the good performance of Eurocopter. The division had significant research and development costs and there were low volumes of activity in the maintenance and aerostructure businesses.
Defense, on the other hand, showed an excellent increase and returned to a profitable situation.
Lastly, results for the year benefited from the effects of cost reduction plans implemented at the level of central services.

Interest expense, net increased in 2002 principally due to a reduction in net cash available, higher interest rates on reimbursable advances from European governments, and the widening gap between interest expense paid on borrowings and interest income earned on cash surpluses.

Non-operating expenses, net comprised capital gains realized on the sale of Aircelle and Matra Datavision, and provisions for restructuring costs.

Net cash flows from operations were unchanged from 2001. Long-term investments increased as a result of higher receivables from aircraft financing operations by Airbus. Overall, net cash flows used in operations and investments amounted to € 105 million in 2002, compared with net cash flows generated by operations and investments of € 66 million in 2001.

5_4_4 Automobile

Statements of income and cash flows of the Automobile segment are summarized as follows:

Income statements	2000	2001	2002
Net sales	**1,183**	**1,141**	**782**
Operating income	*71*	*66*	*7*
Interest income, net	*6*	*8*	*37*
Operating income after interest	**77**	**74**	**44**
Non-operating income (expenses), net	*3*	*(21)*	*(273)*
Income (loss) before tax	**80**	**53**	**(229)**

Cash flows	2000	2001	2002
Cash flows from operations	*111*	*61*	*(26)*
Net change in working capital requirement	*(29)*	*(14)*	*9*
Net cash flows from operations	**82**	**47**	**(17)**
Investments:			
– purchases of fixed assets	*(60)*	*(24)*	*(33)*
– purchases of long-term investments	*(5)*	*(2)*	–
Sales of fixed assets and investments	*5*	*1*	*2*
Net cash flows from investments	**(60)**	**(25)**	**(31)**
Net cash flows from operations and investments	**22**	**22**	**(48)**

	2000	2001	2002
Capital employed (*)	**(41)**	**(29)**	**(94)**

(*) Fixed assets (including stockholding in Renault) and working capital requirement.

Results

Production of the Espace terminated in October 2002. Sales of the Espace amounted to 32,296 vehicles in 2002, compared to 59,116 the previous year; this reduction was expected for the last months of the vehicle's lifespan. In total, Matra Automobile sold approximately 875,000 Espace, of which 365,000 were of the 3rd generation.

The commercialization of a single version (V6 engine) of the Avantime began at the end of 2001. In the first half of 2002, the remainder of the range was added (4 cylinder petrol and 2-litre turbo diesel engines). The sales performance of this car were disappointing and production rates were well below the contractual provisions, which were fixed at 60 vehicles per day. 5,363 vehicles were sold in 2002 and 1,329 sold in 2001.

Sales amounted to € 782 million in 2002, a 31% decrease compared to 2001. This reduction was however lower than the percentage fall in volume sales (down 38%), due to a product mix that remained favorable and growth in the spare parts business.

Operating income decreased sharply to € 7 million, nonetheless remaining positive despite a large fall in volumes.

In 2002, interest income, net rose to € 37 million in 2002, reflecting capital gains recorded on the sale of short-term investments equivalent to cash, and included € 25 million unrealized capital gains not recorded at December 31, 2001.

Non-operating items for 2002 resulted in a net loss of € 273 million. The discontinuance of production of the Espace led the company to implement a job continuity scheme in 2002, as a prolongation of the employment management policy that was already recorded as a non-operating expense in 2001. In addition to the cost of this plan (€ 71 million in 2002), a depreciation charge of € 62 million was recorded on industrial assets in order to adjust their book value to reflect the foreseeable expenses to be incurred in the years to come. Added to these items there was also a € 130 million provision recorded in the consolidated financial statements, to cover the estimated costs of Lagardère's withdrawal from this business.

Overall, the Automobile segment recorded a net loss before tax of € 229 million in 2002, principally due to the above significant non-operating expenses.

Cash flows

Net cash flows from operations for the year were a negative € 26 million, reflecting reduced operating income and the cost of the job continuity scheme.

Working capital requirement was reduced by € 9 million. There were two reasons for this:
- owing to existing contractual payment terms, the fall in production volumes resulted in higher working capital requirements in both 2002 and 2001;
- in 2002, this increase was offset by the fact that not all amounts set aside under the job continuity scheme were disbursed at December 31, 2002.

Investments amounted to € 33 million in 2002 and consisted mainly of investments related to the versions of the Avantime commercialized in 2002, as well as the project for the M72 vehicle.

Overall, net cash flows used in operations and investments totaled € 48 million in 2002.



5_4_5 Overview of consolidated results

Total income before tax of Lagardère's three business segments, and consolidated net income, are as follows:

	2000	2001	2002
Total income (loss) of business segments	*1,246*	*753*	*(199)*
Other Activities	*(7)*	*204*	*(9)*
Income (loss) before tax, goodwill amortization and minority interests	**1,239**	**957**	**(208)**
Income tax (charge) benefit	*(457)*	*(168)*	*143*
Amortization and write-down of goodwill and other intangibles	*(167)*	*(162)*	*(222)*
Net income (loss) before minority interests	**615**	**627**	**(287)**
Minority interests	*(34)*	*(11)*	*(4)*
Net income (loss)	**581**	**616**	**(291)**

- Other Activities comprise those operations not directly related to one of the above three business segments and break down as follows:

	2000	2001	2002
Operating income (loss)	*12*	*(9)*	*(15)*
Interest income (expense) including preferred remuneration	*(9)*	*214*	*14*
Non-operating expenses	*(10)*	*(1)*	*(8)*
Total	**(7)**	**204**	**(9)**

- Operating results recorded by Other Activities showed a loss of € 15 million in 2002, deriving from the € 4 million operating loss from Banque Arjil & Cie (2001: € 4 million) and corporate expenses incurred by the Group's holding companies. In 2000, Other Activities recorded significant operating income following the write back by Matra Transport SA of certain provisions concerning claims pending in Taipei.

- Interest income for 2001 included the € 210 million net gain realized on the sale of excess EADS shares. In 2002, interest income amounted to € 14 million, up € 10 million on interest income for 2001 as restated to exclude this gain. This improvement is attributable principally to lower interest charges on borrowings, including in particular the July 2002 issue of bonds exchangeable for T-Online shares totaling € 768 million.

- Non-operating expenses for 2002 included gains on sales of long-term investments by Banque Arjil & Cie, offset by provisions for risks and by fees incurred in connection with the July 2002 bond borrowing.

- The income tax benefit of € 143 million recorded in 2002 includes a gain of € 195 million resulting from the write-back of the provision set up for taxes payable in future periods on the gain realized on the sale of Club-Internet in April 2000.

  The amount released is analyzed as follows:
  - € 139 million resulting from the recalculation of this provision using the reduced tax rate applicable to long-term capital gains (20.2%) whereas it was initially recorded at the normal corporate income tax rate (36.43%). This gain will be taxed when the T-Online shares received in exchange for Club-Internet are sold and it is now clear that these shares will not be sold before April 2003, at which time the Group will be able to benefit from the reduced tax rate and;
  - the balance was released as a consequence of the provision recorded in 2002 to write down T-Online securities.

- Amortization and write-down of goodwill and other intangibles in 2002 totaled € 222 million, and included:
  - normal amortization of goodwill, which increased by € 3 million to € 124 million, following the acquisitions made by the Media segment in the years 2002 and 2001 (Octopus, Virgin, etc.);
  - exceptional amortization of € 98 million, including € 14 million by EADS and € 78 million by Lagardere Active. Besides, in the Lagardere Active division, a € 68 million provision was recorded to write down the investment in multiThématiques which is shown under Net loss from companies accounted for by the equity method.

- Minority interests represented a net charge of € 4 million for the Group in 2002 (EADS: € 4 million profit; Media: € 8 million charge).

5_4_6 Financing

5_4_6_1 Consolidated statement of cash flows

Net cash flows from the Group's operations amounted to € 819 million in 2002, compared with € 706 million in 2001, and most of this increase came from the Media business segment.

Net cash flows from investments in 2002 rose from € 650 million in 2001 to € 2,139 million, primarily due to the € 1,180 million advance paid in 2002 under agreements to purchase Vivendi Universal Publishing. By contrast, net cash flows from investments in 2001 included a net gain of € 306 million realized on the sale of excess EADS shares.

Overall, net cash flows from operations and investments totaled € 1,320 million in 2002.

The net cash flows from financing activities, € 980 million in 2002, arose from new borrowings at Lagardère SCA (€ 768 million in bonds exchangeable for shares in T-Online, and € 525 million drawn from the Syndicated Credit), offset by dividends paid (€ 127 million).

As a result of the above cash flows, less the effect on cash of exchange rate fluctuations and changes in group structure (- € 76 million), net cash decreased by € 416 million in 2002. At December 31, 2002, net cash amounted to € 1,602 million.

5_4_6_2 Treasury and indebtedness

At December 31, 2002, the Group's total indebtedness (not including the perpetual subordinated notes issued in 1992) amounted to € 1,394 million, compared with a net cash surplus of € 219 million at December 31, 2001.

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
Borrowings	*(2,500)*	*(2,778)*	*(3,832)*
Subordinated borrowings (excluding perpetual subordinated notes 1992)	*(12)*	*(7)*	*(5)*
Cash and marketable securities	*3,229*	*3,004*	*2,443*
Total surplus (indebtedness)	**717**	**219**	**(1,394)**

Total net cash used during the year 2002 was € 1,613 million, principally reflecting net funds used in operations and investments (€ 1,320 million) and an allowance to write down T-Online shares included in marketable securities (€ 278 million).

The perpetual subordinated notes issued in 1992 are included under borrowings in the balance sheet while perpetual subordinated notes issued in 1988 are classified as part of other permanent funds.



Including perpetual subordinated notes issued in 1992, total net surplus (indebtedness) was as follows:

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
Total surplus (indebtedness)	*717*	*219*	*(1,394)*
Perpetual subordinated notes 1992 (less premiums and capitalized interest)	*(119)*	*(106)*	*(91)*
Total net surplus (indebtedness)	**598**	**113**	**(1,485)**

From a financial standpoint, the 1992 notes are similar in nature to those issued in 1988, and the net amounts outstanding included in the balance sheet were as follows:

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002
Perpetual subordinated notes 1988	*(416)*	*(416)*	*(416)*
Premiums and capitalized interest	*317*	*347*	*379*
Net	**(99)**	**(69)**	**(37)**
Perpetual subordinated notes 1992	*(287)*	*(287)*	*(287)*
Premiums and capitalized interest	*168*	*181*	*196*
Net	**(119)**	**(106)**	**(91)**

Appendix 1

Analysis of sales by business segment *(in millions €)*	1998	1999	2000 Published	2000 Restated	2001	2002
Book Publishing	*768*	*822*	*830*	*830*	*846*	*950*
Print Media	*1,961*	*2,270*	*2,439*	*2,439*	*2,336*	*2,113*
Distribution Services	*2,694*	*2,959*	*3,294*	*3,294*	*3,853*	*4,464*
Lagardere Active	*937*	*822*	*640*	*640*	*633*	*568*
Lagardère Media	**6,360**	**6,873**	**7,203**	**7,203**	**7,668**	**8,095**
EADS	*3,197*	*4,257*	*3,806*	*3,489*	*4,486*	*4,339*
Automobile	*1,123*	*1,143*	*1,183*	*1,183*	*1,141*	*782*
Other Activities	*12*	*12*	–	–	–	–
Total sales	**10,692**	**12,285**	**12,192**	**11,875**	**13,295**	**13,216**

Appendix 2

Analysis of operating income by business segment *(in millions €)*	1998	1999	2000 Published	2000 Restated	2001	2002
Book Publishing	*46*	*52*	*58*	*58*	*65*	*91*
Print Media	*129*	*186*	*213*	*213*	*203*	*192*
Distribution Services	*48*	*48*	*61*	*61*	*81*	*88*
Lagardere Active	*11*	*(4)*	*(9)*	*(9)*	*4*	*14*
Lagardère Media	**234**	**282**	**323**	**323**	**353**	**385**
EADS	*343*	*158*	*166*	*68*	*104*	*63*
Automobile	*77*	*70*	*71*	*71*	*66*	*7*
Other Activities	*(10)*	*10*	*12*	*12*	*(9)*	*(15)*
Total operating income	**644**	**520**	**572**	**474**	**514**	**440**

Appendix 3

Analysis of net income by business segment *(in millions €)*	1998	1999	2000 Published	2000 Restated	2001	2002
Book Publishing	*31*	*31*	*36*	*36*	*40*	*60*
Print Media	*70*	*135*	*121*	*121*	*97*	*77*
Distribution Services	*42*	*39*	*42*	*42*	*68*	*57*
Lagardere Active	*(15)*	*35*	*475*	*475*	*(171)*	*(157)*
Lagardère Media	**128**	**240**	**674**	**674**	**34**	**37**
EADS	*249*	*60*	*17*	*(37)*	*508*	*26*
Automobile	*37*	*42*	*50*	*50*	*34*	*(245)*
Total division income (loss) after tax	**414**	**342**	**741**	**687**	**576**	**(182)**
Other Activities	*(10)*	*54*	*41*	*41*	*213*	*117*
Income (loss) before goodwill amortization and minority interests	**404**	**396**	**782**	**728**	**789**	**(65)**
Amortization and write-down of goodwill and other intangibles	*(67)*	*(51)*	*(167)*	*(168)*	*(162)*	*(222)*
Net income (loss) before minority interests	**337**	**345**	**615**	**560**	**627**	**(287)**
Minority interests	*(57)*	*(104)*	*(34)*	*(32)*	*(11)*	*(4)*
Net income (loss)	**280**	**241**	**581**	**528**	**616**	**(291)**

5_5 Consolidated financial statements at December 31, 2002

Consolidated statements of income for the years ended December 31

(in millions €)	2002	2001	2000 Restated*	2000 Published
Operating revenues				
Net sales (notes 1, 23 and 24)	13,216.5	13,295.6	11,874.7	12,192.3
Other operating revenues	593.3	608.9	465.6	735.8
Total operating revenues	**13,809.8**	**13,904.5**	**12,340.3**	**12,928.1**
Operating expenses				
Purchases and changes in inventories	(7,810.4)	(7,496.4)	(6,498.7)	(6,597.6)
Payroll costs	(2,656.9)	(2,624.5)	(2,306.6)	(2,445.0)
Depreciation, amortization and provisions	(570.5)	(656.8)	(497.7)	(445.3)
Other operating expenses	(2,332.4)	(2,612.9)	(2,563.6)	(2,867.8)
Total operating expenses	**(13,370.2)**	**(13,390.6)**	**(11,866.6)**	**(12,355.7)**
Operating income *(note 23)*	**439.6**	**513.9**	**473.7**	**572.4**
Interest expense, net (note 2)	(331.5)	(14.9)	(95.0)	(110.3)
Non-operating income (expenses), net (note 3)	(370.9)	353.0	653.4	651.5
Preferred remuneration (note 4)	(10.7)	(13.7)	(17.2)	(17.2)
Amortization of goodwill (note 16)	(124.4)	(120.6)	(61.5)	(60.2)
Income taxes (note 5)	143.0	(167.7)	(423.8)	(456.6)
Net income (loss) from companies accounted for by the equity method (note 13)	(32.5)	77.1	30.3	35.6
Net income (loss) before minority interests	**(287.4)**	**627.1**	**559.9**	**615.2**
Minority interests (note 6)	(3.7)	(11.0)	(31.7)	(34.2)
Net income (loss)	**(291.1)**	**616.1**	**528.2**	**581.0**

* Restated to include 15.14% of EADS' results for the first half-year of 2000, in replacement of 33% of Aerospatiale Matra's results.

Consolidated balance sheets at December 31

Assets *(in millions €)*		2002	2001	2000
Current assets				
Cash and cash equivalents	*(note 7)*	*877.2*	*1,043.6*	*1,118.5*
Marketable securities	*(note 8)*	*1,565.4*	*1,959.8*	*2,110.9*
Trade receivables, net	*(note 9)*	*1,691.3*	*2,068.4*	*2,040.7*
Inventories, net	*(note 11)*	*2,143.2*	*2,122.2*	*1,669.9*
Other receivables, prepayments and deferred charges	*(note 12)*	*1,962.1*	*1,957.6*	*1,770.7*
Total current assets		**8,239.2**	**9,151.6**	**8,710.7**
Investments accounted for by the equity method	*(note 13)*	*1,484.8*	*1,518.9*	*1,272.0*
Other investments and non-current assets	*(note 14)*	*2,544.4*	*1,316.1*	*1,367.5*
Property, plant and equipment, net	*(note 15)*	*2,098.5*	*2,079.5*	*1,870.7*
Intangible assets, net	*(note 16)*	*3,803.2*	*3,946.7*	*3,089.0*
Fixed and other non-current assets		**9,930.9**	**8,861.2**	**7,599.2**
Total assets		**18,170.1**	**18,012.8**	**16,309.9**




Consolidated balance sheets at December 31

Liabilities (in millions €)		2002	2001	2000
Liabilities and stockholders' equity				
Trade payables		3,265.9	3,318.1	2,596.7
Advances on contracts and deferred income		2,084.4	2,199.7	1,722.5
Borrowings	*(note 17)*	4,123.9	3,071.5	2,798.7
Other payables and provisions		2,004.6	2,310.2	2,397.9
Reserves for risks and charges	*(note 19)*	2,361.3	2,369.5	2,489.6
Total liabilities		**13,840.1**	**13,269.0**	**12,005.4**
Permanent funds				
Perpetual subordinated notes	*(note 21)*	415.8	415.8	415.8
Minority interests	*(note 6)*	230.5	216.0	178.1
Total permanent funds		**646.3**	**631.8**	**593.9**
Stockholders' equity	*(note 22)*			
Common stock		849.2	845.9	838.9
Additional paid-in capital and retained earnings		2,834.5	3,266.1	2,871.7
Total stockholders' equity		**3,683.7**	**4,112.0**	**3,710.6**
Total permanent funds and stockholders' equity		**4,330.0**	**4,743.8**	**4,304.5**
Total liabilities and stockholders' equity		**18,170.1**	**18,012.8**	**16,309.9**

Commitments and contingent liabilities - see note 25.

Consolidated statements of cash flows for the years ended december 31

(in millions €)	2002	2001	2000
Net income (loss)	**(291.1)**	**616.1**	**581.0**
Adjustments to reconcile net income to net cash flows from operating activities:			
Minority interests in net income (loss)	3.7	11.0	34.2
Depreciation, amortization and provisions	1,041.8	704.7	669.4
Gains on disposal of fixed assets and investments, net of tax	(23.7)	(712.5)	(543.7)
Share of results of companies accounted for by the equity method	32.5	(77.1)	(35.5)
Dividends received from companies accounted for by the equity method	9.4	7.8	13.2
Net change in deferred taxes (1)	(177.3)	21.6	(22.3)
Net change in working capital requirements	223.9	134.8	170.5
Net cash flows from operations	**819.2**	**706.4**	**866.8**
Acquisitions of fixed assets	(611.0)	(627.5)	(421.7)
Long-term financial investments	(1,713.2)	(633.6)	(1,367.0)
Proceeds from sales of fixed assets and investments, net of tax	191.6	294.6	1,145.4
Provision for taxes on Club-Internet capital gain	–	–	289.0
Decrease in other non-current assets	56.1	69.5	16.0
Decrease (increase) in marketable securities	(63.0)	247.0	(921.7)
Net cash flows from investments	**(2,139.5)**	**(650.0)**	**(1,260.0)**
Net cash flows from operations and investments	**(1,320.3)**	**56.4**	**(393.2)**
Increase in borrowings	1,115.2	107.2	669.1
Issue of common stock in parent company	11.4	29.2	33.5
Adjustment of minority interests from capital reorganization	(19.1)	35.3	26.2
Acquisition of treasury stock	–	(166.8)	(20.4)
Dividends paid to stockholders (2)	(116.4)	(112.3)	(96.8)
Dividends paid to minority interests	(10.9)	(10.2)	(15.2)
Net cash flows from financing activities	**980.2**	**(117.6)**	**596.4**
Effect on cash of exchange rate fluctuations	(53.0)	15.8	13.5
Effect on cash of other movements	(22.6)	4.9	182.1
Net increase (decrease) in cash	**(415.7)**	**(40.5)**	**398.8**
Net cash, beginning of year	**2,017.2**	**2,057.7**	**1,658.9**
Net cash, end of year	**1,601.5**	**2,017.2**	**2,057.7**

(1) Including, in 2002, write-back of the provision for taxes on T-Online capital gain.

(2) Including the portion of net income paid to the general partners.





Notes to the consolidated financial statements

A – Significant event in 2002 – Acquisition of Vivendi Universal Publishing (VUP) currently in progress

1 • Description

In September 2002, Lagardère made an offer to acquire the publishing sector of VUP in Europe, mainly in France, and Latin America (excluding Brazil), that the Vivendi Universal Group had just decided to put up for sale at the same time as its USA publishing assets (Houghton Mifflin). On October 23, 2002, Vivendi Universal announced that it was accepting Lagardère's bid.

Lagardère intended to structure its acquisition of these assets in accordance with the vendor's requirement to complete the transaction and receive payment as soon as possible. In this context, Natexis Banques Populaires thus became a participant in the acquisition at Lagardère's request.

This step took place in compliance with article 3.5.a of EC regulation 4064/89 on the control of concentrations of undertakings, which allows a financial establishment to acquire a business intended for resale without first obtaining authorization from the European Commission (since this type of transaction is not considered a merger). Details of the terms and conditions of this acquisition have been submitted to the European Commission, which has given its approval. When the assets are sold by Natexis Banques Populaires to Lagardère, the European Competition Authorities will examine the operation in the normal way.

2 • Legal and financial structure of the transaction

On December 3, 2002, a firm sale agreement was signed between Ecrinvest 4, Segex and Lagardère (Ecrinvest 4 is a wholly-owned subsidiary of Segex, itself 100% owned by the Natexis Banques Populaires group). In this agreement, Segex undertook to sell, and Lagardère undertook to buy, all the securities comprising the capital of Ecrinvest 4 and the current account advance from Segex to the same company, once the competition authorities issue their opinion on the transaction.

The purchase price of such securities and current account advance (€ 1,247 million) was paid immediately, by Lagardère to Segex, corresponding to:

• the shares in Ecrinvest 4 (€ 0.5 million), and

• the amount advanced by Segex to Ecrinvest 4 (€ 1,246.3 milion).

The funds received by Ecrinvest 4 were used as follows:

• € 1,062 million, to finance the acquisition, on December 20, 2002, of VUP's assets by Investima 10 (a holding company 100%-held by Ecrinvest 4 specially formed for the purpose). This sum represented the fair value of the assets, less related net indebtedness.

• € 118 million, to provide for VUP's future operating cash flows which Ecrinvest 4 may be required to finance.

• € 67 million, to provide for a possible adjustment of the purchase price of VUP's assets.

The above payment of € 1,247 million was recorded as follows in Lagardère's consolidated balance sheet at December 31, 2002:

• € 1,180 million under Other investments and non-current assets;

• the balance of € 67 million was included in Cash and cash equivalents, as it represents a short-term advance which will be reimbursed to Lagardère when the final purchase price is established, and providing no substantial price adjustement is envisaged at that time.

3 • Transfer of ownership to Lagardère

The ownership of the Ecrinvest 4 shares and the purchase of the current account advance by Lagardère will be withheld until a decision is made, favorable or otherwise, by the European Competition Authorities.

The current status of discussions with the European Commission is as follows:

- if the Commission decides to allow Lagardère to take control of the publishing assets concerned (with or without required disposals), Ecrinvest 4 will be sold to Lagardère with these assets, and Lagardère will undertake the disposals that may be required by the competition authorities;

- if, on the other hand, the authorities refuse to approve the transaction, Ecrinvest 4 will be obliged to sell the assets concerned to third parties prior to Segex transferring ownership of the Ecrinvest 4 shares (and its current account advance) to Lagardère. In this case Ecrinvest 4 will receive the proceeds of the required disposals, and thus indirectly realize the resulting gain or loss.

4 • Other commitments

In the agreement, Lagardère undertook to indemnify Segex, Ecrinvest 4 and Investima 10 for any prejudice arising from the execution of the sales contract between Segex and the Lagardère Group, except in the event of fraud or gross negligence.

Lagardère has instructed Crédit Agricole Indosuez to issue a first-demand payment guarantee in favor of Segex, for a maximum of € 50 million, in respect of Lagardère's commitments to Segex under the sale agreement described above. Lagardère has undertaken to pay Crédit Agricole Indosuez the equivalent of any payment Crédit Agricole Indosuez may have to make in execution of this guarantee.

Finally, Lagardère has provided a guarantee under which it is jointly liable with Investima 10 for payment of lease rentals on a building intended to house most of the VUP publishing activities. The future lease rentals (including charges) under the current lease, which is non-cancelable for the next 9 years, are estimated at € 109 million.

These commitments, representing a total of € 159 million, are included in off-balance sheet commitments under Guarantees on behalf of third parties (see note 25).

B – Principles of consolidation

1 • Accounting standards

Lagardère's consolidated financial statements have been prepared in accordance with the accounting methods and principles established by the standards and laws applicable in France. In particular, they comply with Standard 99-02 issued on April 29, 1999 by the French Accounting Standards Committee.

The application of the ASC Standard 2000-06 (Accounting for liabilities) as of January 1, 2002 had no impact on Lagardère's consolidated financial statements at December 31, 2002.

2 • Methods of consolidation

Included in the consolidated financial statements are all companies in which Lagardère controls directly or indirectly over 20% of the voting rights, with the exception of:

- companies of insignificant size; and

- NMPP, a cooperative company which distributes print media. Lagardère's 49% interest in NMPP is fixed in the by-laws and by statute. Specific rules pertaining to the management of this company preclude its consolidation into Lagardère.

The following consolidation methods are used:

- All subsidiaries in which Lagardère holds, directly or indirectly, more than 50% of the voting rights, or 40% if the Group exercises management control and no other stockholder holds a higher ownership interest, are fully consolidated.

- Companies which are controlled jointly with non-Group stockholders are accounted for on the proportional consolidation basis. All items are recorded in the consolidated financial statements in proportion to the Group's percentage ownership.





- Companies in which the Group directly or indirectly exercises considerable influence are consolidated under the equity method.

3 • EADS

The EADS group was formed in July 2000 following an agreement signed on October 14, 1999 by DaimlerChrysler, Lagardère SCA and the French Government with a view to uniting Aerospatiale Matra's and Dasa's activities in the Aeronautics, Space and Defense industries. Having regard to the intention and objectives of the three founding partners, embodied in the agreements that led to the formation of EADS, to establish long-term joint control over the new group, the EADS group is included in the consolidated financial statements of Lagardère using the proportional method of consolidation, based on Lagardère's interest of 15.10% in 2002.

For the purposes of the consolidation, EADS' consolidated financial statements are restated in accordance with the accounting methods used by Lagardère Group. Foreign currency transactions are translated using the rates of exchange at which the corresponding cash flows were hedged. Fair value adjustments recorded by EADS on certain of its foreign exchange instruments are eliminated. Value adjustments resulting from acquisitions, made by EADS in respect of the contributions received from Aerospatiale Matra and Dasa are also eliminated, so that these contributions are included in Lagardère's consolidated financial statements at historical cost.
Presented in note 28 is a reconciliation of EADS' published income statement figures with the restated amounts included in Lagardère's consolidated statement of income for the year 2002.

4 • Changes in consolidated companies

Significant changes in companies consolidated in 2002 were as follows:

Book Publishing:

- The Spanish school books publisher Bruño and the British publisher Octopus Publishing group were fully consolidated as from January 1, 2002. In 2001, only the balance sheet of Octopus Publishing group was consolidated as of December 31, 2001.

Print Media:

- The British magazine publisher Attic Futura group was acquired and fully consolidated as from September 1, 2002. Following this acquisition, the joint company previously formed in the United Kingdom with EMAP (50/50) was wound-up at the end of October 2002. The magazines Elle, Elle Decor and Elle Girl, all of which are brand names of Hachette Filipacchi group, were taken over by Hachette Filipacchi U.K., the Group's new wholly-owned subsidiary. Hachette Filipacchi U.K. also acquired Red magazine.

- Following the acquisition of all its minority interests, EDIF, publisher of Elle and Elle Decor in Italy, was fully consolidated as from January 1, 2002. In 2001 this company was 50% consolidated using the proportional method.

- Métropole Media Presse, publisher of the magazine Zurban, was fully consolidated as from January 1, 2002.

- As a result of disposals in the printing division, Imprimerie Hélio Corbeil and Graphic Brochage (France) and Hélio Charleroi (Belgium) were deconsolidated as of December 31, 2001.

- The 42% interest in Marie Claire group was accounted for by the equity method for 12 months in 2002, compared to nine months in 2001.

Distribution Services:

- Newslink, a chain of magazine and book stores in transit areas in Australia and at Singapore airport, was consolidated proportionally at 40% as from January 1, 2002.

• Two new subsidiaries (100% holdings) in the Czech Republic, HDS Retail Cz and M. Trafik, were fully consolidated from January 1, 2002.

• Virgin Stores was fully consolidated for 12 months in 2002, compared to five months in 2001.

Lagardere Active:

• During the second half of 2001, Lagardère Active Broadcast changed its year-end from September 30 to December 31. In 2001, this group's results were consolidated for fifteen months (from October 1, 2000 to December 31, 2001). In 2002, results were consolidated for the twelve month period ended December 31, 2002.

Lagardere Active Broadcast's comparative income statement figures are presented below.

⇒	**Twelve months Jan. 1, 2002 to Dec. 31, 2002** *(Published)*	**Fifteen months Oct. 1, 2000 to Dec. 31, 2001** *(Published)*	**Twelve months Jan. 1, 2001 to Dec. 31, 2001** *(Proforma)*
Sales	*462*	*536*	*406*
Operating income	*23*	*42*	*21*
Interest income (expense), net	*(11)*	*0*	*1*
Operating income after interest	*12*	*42*	*22*
Non-operating expenses, net	*(31)*	*(12)*	*(11)*
Net loss from companies accounted for by the equity method	*(10)*	*(5)*	*(2)*
Income (loss) before tax, minority interests and amortization of intangible assets	**(29)**	**25**	**9**

• Following their disposals, the Legion group's subsidiaries were deconsolidated as from January 1, 2002 (in Australia, Poland and Norway) and as from July 1, 2002 (in Denmark). Also following their disposal by the Group, Symah Vision, Le Journal de Chez Vous, Lagardere Active iTV, and The Broadway Factory were deconsolidated as from January 1, 2002.

EADS:

A capital increase reserved for employees in December 2002 reduced Lagardère Group's interest in EADS from 15.10% to 15.07%.

EADS' statement of income for 2002 is included in Lagardère's consolidated financial statements based on the 15.10% interest, while its balance sheet at December 31, 2002 is consolidated on the basis of the new holding percentage of 15.07%.

5 • Closing dates

Calendar closing dates apply to all consolidated subsidiaries as of the year 2002.

6 • Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into euros as follows:

• balance sheet items are translated using official year-end exchange rates except for items relating to stockholders' equity where historical rates are used;

• income statements are translated using average exchange rates for the year;

• translation gains or losses arising from the above are taken to stockholders' equity.

7 • Inter-company balances and transactions

All such items are eliminated on consolidation. Provisions attached to inter-company stockholdings





and related receivables are also eliminated and released to consolidated stockholders' equity. Changes for the year are taken to income.

8 • Goodwill

Goodwill represents the difference between the purchase price of acquired businesses and the Group's share of their revalued net assets at the date of acquisition. The revaluation of assets is considered definitive at the end of the year following the first consolidation.

Goodwill is included in intangible assets and is amortized over a period of 20 years, except in those circumstances where a shorter period is considered more appropriate.

C – Accounting principles and valuation methods

1 • Marketable securities

Marketable securities are shown at the lower of cost and market value. Unrealized gains are not recorded.

2 • Trade receivables

Customer receivables are shown at their book value, less allowances for doubtful accounts.

3 • Inventories

Inventories are stated at purchase cost or at cost of production, according to methods appropriate to each division's activity.
Allowances are made for all inventories where realizable value is lower than cost, or where stock rotation statistics indicate that write-downs are necessary.
Profits included in inventories acquired from other Group companies are eliminated where material.

4 • Translation of transactions in foreign currency

Accounts receivable and payable in foreign currencies are translated into euros at year-end rates.
Unrealized exchange gains or losses are credited or charged to income.
Hedged transactions are translated at contracted rates.
Perpetual subordinated notes, together with the corresponding premiums on their issue, are translated at historical rates (see note 21).

5 • Investments

Investments in non-consolidated subsidiaries are stated at cost, less provisions determined by reference to stock prices or other criteria such as strategic value.
Also included under this heading are premiums paid when issuing perpetual subordinated notes (see notes 17 and 21).

6 • Property, plant and equipment

Depreciation is calculated using the straight line method based on the estimated useful lives of the assets as follows:

Buildings	*$6^{2/3}$ to 40 years*
Specialized installations and infrastructure	*$6^{2/3}$ to 20 years*
Machinery and industrial equipment	*3 to 10 years*
Other machinery, furniture, general installations and improvements	*3 to 10 years*

All significant financial leases have been restated and accounted for as assets purchased on credit.

7 • Intangible assets
Intangible assets are recorded at cost when purchased.
Those arising on first consolidation are determined having regard to:

- turnover, gross margins and future cash flows,
- market share and audience ratings,
- the on-going values of editorial assets and other intangibles.

Patents and licenses are amortized over their useful lives.
Capitalized research and development costs represent R&D costs financed by advances received under specific contracts.

Lagardère Media – Impairment tests

Publication rights, editorial assets and other intangibles (including goodwill on acquisitions) are reviewed for impairment at each year-end by comparing net book value to fair value. Exceptional amortization is recorded when fair value is considered below the carrying amount.
Fair value is determined using one of the following methods:

- present value of future cash flows expected from the asset concerned,
- comparable stock market indicators, or, failing this, reference to recent transactions involving comparable assets.

Future cash flows are determined using latest forecasts prepared by the company, generally for periods of three to five years. For longer periods, long-term growth rates in the industry concerned are used. Discounting rates used are calculated after tax and are specific to the business segment in question. The rates used by Lagardère Group at December 31, 2002 were as follows:

- Discounting rate (risk-free interest rate, plus market premium): 8 to 10%
- Growth rate: 2 to 5%.

8 • Research and development costs
Research and development costs are expensed when incurred, except where financed by advances received under specific contracts.

9 • Special accounting principles and valuation methods applicable to EADS operations
9_1 Aircraft sales contracts
Sales of aircraft that include value guarantee commitments are accounted for as operating leases when the risk associated with the value guarantee is considered material, in which case the aircraft are included in fixed assets and depreciated over their estimated useful lives.

9_2 Provisions for aircraft sales financing
Sales contracts for Airbus and ATR aircraft may include financial guarantees. Guarantees may be sole, joint (with engine manufacturers for example) or restricted to a ceiling defined in the contract. There are three main categories of financial guarantees:

- guarantees for lease payments,
- guarantees corresponding to the residual value of aircraft, or the repayment of the balance of outstanding borrowings;
- guarantees to contribute to financing the sale of certain aircraft.

Provisions for risks are recorded to cover future expenses considered probable within the scope of commitments corresponding to aircraft delivered. These guarantees may be provided by the




consortiums or their subsidiaries in cases where the subsidiaries are counter-guaranteed by the consortiums.

9_3 Refundable advances

Refundable advances are recorded under Other payables and provisions.

9_4 Revenue recognition on long-term contracts

Results on long-term contracts are recognized on the percentage of completion basis by applying the estimated profit margin on each contract to revenue earned to date. Full provision is immediately made on estimated losses on such contracts.
Revenue is generally recognized at the date of transfer of ownership determined by contract. However, if there is a significant gap between work-in-progress accumulated to date and the contractual date of transfer, revenue is recorded according to the percentage of completion method using pre-defined technical criteria.

Sales and profits from aviation contracts (aircraft and helicopters) are recognized only when aircraft are delivered. All support costs are provided for.

10 • Treasury stock

Treasury stocks in Lagardère SCA whose future use is not clearly defined at the time of purchase, are recorded as long-term investments in the Parent Company accounts, and deducted from consolidated stockholders' equity. Gains or losses realized on the sale of treasury stocks outside the Group are included in consolidated stockholders' equity, net of tax.

11 • Income taxes

Deferred taxes are calculated by the liability method for temporary timing differences between book and tax values of assets and liabilities.
When tax rates change, deferred tax balances are recalculated at the new rates, the adjustments being reflected in the year's tax charge.
At December 31, 2002, deferred taxes have been calculated using the tax rates established in France applicable to the years in which deferred taxes are expected to reverse. The rate applying for the year 2002 and thereafter was 35.43%.

Deferred tax assets are not recorded unless their recovery is clearly anticipated in the near future.

12 • Retirement and similar benefits

For French companies, provisions for employee retirement and similar benefits, other than those provided for by the French Government system, are established using actuarial formulas and considering mortality risks, turnover of personnel and other factors. These are set up in accordance with collective bargaining agreements.

Similar provisions are also established for foreign subsidiaries in accordance with local legislation and labor laws.
These calculations are updated each year. Variances arising from changes in actuarial present values of accumulated benefits are amortized over the average estimated remaining employment period.

Provisions are also made for commitments for seniority bonuses and other specific advantages acquired by personnel employed by certain subsidiaries.

D – Other notes to the consolidated financial statements

(All figures are stated in millions of euros, except where otherwise specified).

1 • Net sales

	2002			2001		
	Excl. EADS (*)	EADS	Total Group	Excl. EADS (*)	EADS	Total Group
France	*3,818*	*562*	*4,380*	*3,927*	*513*	*4,440*
Outside France	*5,059*	*3,777*	*8,836*	*4,882*	*3,973*	*8,855*
Net sales	**8,877**	**4,339**	**13,216**	**8,809**	**4,486**	**13,295**

(*) Excluding changes in group structure (-0.8%) and exchange rates (-0.8%), Group sales increased by 2.4% between 2001 and 2002.
Sales increases or decreases, including changes in group structure and exchange rates, are calculated by comparing:
– sales for 2002 excluding newly consolidated companies, with sales for 2001 as restated to exclude companies deconsolidated in 2002,
– sales for 2002 with sales for 2001 as restated using exchange rates applicable in 2002.

2 • Interest expense, net

	2002	2001
Interest and similar expenses, net	*(118)*	*(134)*
Income from investments	*51*	*237*
Net exchange gain (loss)	*(16)*	*25*
Other interest income (expense), net	*(248)*	*(143)*
Total interest expense, net	**(331)**	**(15)**

Excluding EADS, interest expense, net was as follows:

	2002	2001
Interest and similar expenses, net	*(68)*	*(78)*
Income from investments	*56*	*237*
Net exchange gain	*2*	*7*
Other interest income (expense), net	*(292)*	*(170)*
Interest expense, net	**(302)**	**(4)**

Income from investments in 2001 consisted primarily of the gain realized on the sale of excess EADS shares in January 2001 (€ 210 million).
Other interest income (expense), net, includes recurring items such as interest on customer receivables. It also includes dividends received from non-consolidated companies and increases or decreases in provisions. In 2002, it included a € 278 million allowance to write down T-Online securities (2001: € 157 million).

3 • Non-operating income (expenses), net

	2002	2001
Net capital gains	*23*	*27*
Restructuring costs	*(328)*	*(99)*
Amortization and write-down of goodwill and other intangibles	*(30)*	*(42)*
Other non-operating items	*(36)*	*467*
Total non-operating income (expenses), net	**(371)**	**353**





Excluding EADS, non-operating income (expenses), net was as follows:

	2002	2001
Net capital gains	*7*	*15*
Restructuring costs	*(304)*	*(66)*
Amortization and write-down of goodwill and other intangibles	*(16)*	*(42)*
Other non-operating items	*(37)*	*(17)*
Non-operating expenses, net	**(350)**	**(110)**

Net capital gains in 2002 principally arose from disposals by EADS (Aircelle and Matra Datavision) and Banque Arjil & Cie (Financière de l'Odet).

Restructuring costs in 2002 were incurred principally in the Automobile segment (€ 266 million including a € 130 million provision for the anticipated cost of Lagardère's withdrawal from this business). In 2001, restructuring costs were incurred in the Group's three business segments.

Write-downs of intangible assets in 2002 related to the Media segment (€ 16 million) and EADS (€ 14 million).

Other non-operating items in 2001 arose principally from dilution gains recorded by EADS on the occasion of the initial consolidation of BAe Systems by Airbus and on the formation of MBDA (€ 515 million). In 2002, other non-operating items mainly included provisions for risks.

4 • Preferred remuneration

The 1988 perpetual subordinated notes are of a specific nature, consequently interest thereon (less capitalized premium increases) is shown separately in the income statement as Preferred remuneration. However, interest on perpetual subordinated notes issued in 1992 is included under interest expense as those notes were not issued under the same conditions.

5 • Income taxes

The reported benefit (charge) for income tax consists of the following:

	2002			2001		
	Excl. EADS (*)	EADS	Total Group	Excl. EADS (*)	EADS	Total Group
Current tax benefit (charge)	*191*	*(30)*	*161*	*(15)*	*(83)*	*(98)*
Deferred tax (charge) benefit	*(28)*	*10*	*(18)*	*(87)*	*17*	*(70)*
Net income tax benefit (charge)	**163**	**(20)**	**143**	**(102)**	**(66)**	**(168)**

The income tax benefit in 2002 includes a gain of € 195 million resulting from the write-back of the provision set up for taxes payable in future periods on the capital gain realized on the sale of Club-Internet in April 2000.

The amount released corresponds to:

- € 139 million resulting from the recalculation of this provision using the reduced tax rate applicable to long-term capital gains (20.2%) whereas it was initially recorded at the normal corporate income tax rate (36.43%). This gain will be taxed when the T-Online shares received in exchange for Club-Internet are sold and it is now clear that these shares will not be sold before April 2003, at which time the Group will be able to benefit from the reduced tax rate;

• the balance was released as a consequence of the allowance recorded in 2002 to write down T-Online securities.

In 2001, part of this provision was released (€ 27 million) as a consequence of the allowance recorded in respect of T-Online securities.

Movements on deferred taxes in the period were as follows:

	Jan. 1, 2002	Charge to income	Other movements	Dec. 31, 2002
Deferred tax assets	*182*	*(66)*	*46*	*162*
Deferred tax liabilities	*(390)*	*38*	*32*	*(320)*
Net deferred tax liabilities, excluding EADS	**(208)**	**(28)**	**78**	**(158)**
EADS	*407*	*10*	*(65)*	*352*
Net deferred tax assets	**199**	**(18)**	**13**	**194**

Unrecognized deferred tax assets at December 31, 2002 amounted to € 199 million, including € 85 million by EADS, against € 177 million at December 31, 2001 (€ 76 million by EADS).

At December 31, 2002 and 2001, deferred tax assets and liabilities were as follows:

	December 31, 2002			December 31, 2001		
	Excl. EADS	EADS	Total Group	Excl. EADS	EADS	Total Group
Timing differences	*(158)*	*254*	*96*	*(222)*	*364*	*142*
Tax credits	–	*13*	*13*	–	*10*	*10*
Deferred tax assets on tax loss carryforwards	–	*85*	*85*	*14*	*33*	*47*
Total	**(158)**	**352**	**194**	**(208)**	**407**	**199**

The following table presents a reconciliation of the effective tax benefit for 2002 with the statutory tax benefit calculated using the French standard rate.

Net loss before companies at equity and minority interests	*(255)*
Amortization and write-down of goodwill and other intangible assets	*154*
Income tax	*(143)*
Net loss before tax and amortization of intangibles	**(244)**
Statutory tax benefit (1)	*86*
Effect on statutory tax benefit of:	
Results taxed (deducted) at reduced rates	*(42)*
Tax loss carryforwards used in the year (2)	*33*
Tax loss carryforwards arising in the year (2)	*(68)*
Tax differentials on foreign subsidiary earnings	–
Limitation on deferred taxes	*(16)*
Change in tax rates	*139*
Tax credits and similar	*17*
Permanent differences and other	*(6)*
Effective tax benefit	**143**

(1) At the French standard rate.

(2) The tax effect of these tax loss carryforwards was not recorded.





6 • Minority interests

Minority interests in equity and income were as follows:

	Minority interests in equity		Minority interests in income	
	Dec. 31, 2002	Dec. 31, 2001	2002	2001
Lagardere Active Broadcast	69	83	(11)	–
Hachette Filipacchi Médias	38	34	6	5
Other	52	43	13	13
Total excluding EADS	**159**	**160**	**8**	**18**
EADS	72	56	(4)	(7)
Total minority interests	**231**	**216**	**4**	**11**

7 • Cash and cash equivalents

This item of the consolidated statement of cash flows includes cash (less bank overdrafts) and marketable securities considered equivalent to cash, but excludes shares in companies.

Cash and cash equivalents were as follows:

	December 31, 2002			December 31, 2001		
	Excl. EADS	EADS	Total Group	Excl. EADS	EADS	Total Group
Marketable securities (*)	454	549	1,003	474	723	1,197
Cash	621	256	877	637	407	1,044
Bank overdrafts	(279)	–	(279)	(224)	–	(224)
Cash and cash equivalents	**796**	**805**	**1,601**	**887**	**1,130**	**2,017**

(*) Excluding shares and marketable securities not considered as cash equivalents.

8 • Marketable securities

These investments are stated at the lower of cost and market value. Unrealized gains on marketable securities are not recorded.

	December 31, 2002			December 31, 2001		
	Excl. EADS	EADS	Total Group	Excl. EADS	EADS	Total Group
At cost	1,315	693	2,008	1,312	807	2,119
Provision for write down	(436)	(6)	(442)	(159)	–	(159)
Net book value	**879**	**687**	**1,566**	**1,153**	**807**	**1,960**
Market value at December 31	880	687	1,567	1,258	807	2,065
Unrealized gains at December 31	1	0	1	105	0	105

Unrealized capital gains at December 31, 2001 related to:
- T-Online shares: 80
- Marketable securities held by Matra Automobile: 25

he net book value of marketable securities is analyzed in the table below.

	December 31, 2002			December 31, 2001		
	Excl. EADS	EADS	Total Group	Excl. EADS	EADS	Total Group
Shares and marketable securities not considered cash equivalents (*)	425	138	563	679	84	763
Other marketable securities	454	549	1,003	474	723	1,197
Net book value	**879**	**687**	**1,566**	**1,153**	**807**	**1,960**

(*) Including T-Online shares (2002: € 401 million; 2001: € 679 million).

Marketable securities include T-Online securities recorded at cost for € 836 million, or € 12.01 per share. In 2001, a provision of € 157 million was recorded to reduce the net book value of these securities to € 679 million, or € 9.75 per share. At December 31, 2002, the provision was raised by € 278 million, resulting in a net book value of € 401 million, or € 5.76 per share, the average stock price of the share in December 2002.

9 • Trade receivables

	December 31, 2002			December 31, 2001		
	Excl. EADS	EADS	Total Group	Excl. EADS	EADS	Total Group
Trade receivables	997	878	1,875	1,208	1,030	2,238
Provision for doubtful accounts	(110)	(74)	(184)	(96)	(74)	(170)
Trade receivables, net	**887**	**804**	**1,691**	**1,112**	**956**	**2,068**

The decrease in trade receivables arose principally in the Automobile business segment.

10 • Liquidity of trade and other receivables

Analysis of liquidity of trade and other receivables at December 31, 2002

	- 1 year	1 to 5 years	+ 5 years	Total
Long-term receivables	1,247	208	837	2,292
Advanced payments to suppliers	216	6	-	222
Trade and related receivables	1,608	83	-	1,691
Other debtors (excl. deferred tax assets)	663	164	92	919
Total at December 31, 2002	**3,734**	**461**	**929**	**5,124**
Total at December 31, 2001	2,995	429	849	4,273

Excluding EADS, the analysis was as follows:

	- 1 year	1 to 5 years	+ 5 years	Total
Long-term receivables	1,225	48	604	1,877
Advanced payments to suppliers	20	-	-	20
Trade and related receivables	878	9	-	887
Other debtors (excl. deferred tax assets)	533	18	92	643
Total at December 31, 2002	**2,656**	**75**	**696**	**3,427**
Total at December 31, 2001	1,704	140	561	2,405




11 • Inventories, net

Inventories by division were:

	Dec. 31, 2002	Dec. 31, 2001
Book Publishing	*256*	*261*
Print Media	*56*	*64*
Distribution Services	*277*	*231*
Lagardere Active	*6*	*26*
Automobile	*79*	*105*
EADS	*1,781*	*1,704*
Total, at cost	**2,455**	**2,391**
Less: Allowances for slow moving inventory (*)	*(312)*	*(269)*
Total inventories, net	**2,143**	**2,122**
(*) Of which: EADS	(148)	(133)

Allowances mainly relate to the Book Publishing and EADS divisions.

12 • Other receivables, prepayments and deferred charges

	Dec. 31, 2002	Dec. 31, 2001
Advances to suppliers	*222*	*197*
Prepayments and deferred charges (*)	*218*	*180*
Other debtors	*1,522*	*1,581*
Total	**1,962**	**1,958**

(*) At December 31, 2002, this heading principally includes prepayments of a recurring nature totaling € 217.9 million, of which € 145.4 million were made by EADS.

13 • Investments accounted for by the equity method

These were as follows:

	Group share of equity		Group share of income (loss)	
	Dec. 31, 2002	Dec. 31, 2001	2002	2001
CanalSatellite (a)	*940*	*924*	*16*	*50*
multiThématiques	*108*	*187*	*(79)*	*(5)*
Marie Claire	*219*	*209*	*10*	*10*
Amaury group	*46*	*49*	*(3)*	*2*
Editions J'ai lu	*10*	*9*	*1*	*1*
SFEJIC	*6*	*7*	*(1)*	–
HRIC group	*5*	*5*	–	–
Centre Educatif et Culturel	*3*	*3*	*2*	*1*
Other	*10*	*3*	*1*	–
Total excluding EADS	**1,347**	**1,396**	**(53)**	**59**
EADS (b)	*138*	*123*	*20*	*18*
Total investments accounted for by the equity method	**1,485**	**1,519**	**(33)**	**77**
(b) Of which in respect of Dassault Aviation	139	122	21	21

(a) In 2001, CanalSatellite's contribution to income included a non-operating gain of € 39 million.

The Group share of income from these investments is determined after deducting goodwill amortization and exceptional write downs of intangible assets related to these investments.
In 2002, multiThématiques recorded exceptional amortization of € 68 million.

14 • Other investments and non-current assets

	December 31, 2002			December 31, 2001		
	Excl. EADS	EADS	Total Group	Excl. EADS	EADS	Total Group
Other investments, not consolidated	*320*	*118*	*438*	*288*	*107*	*395*
Other non-current assets	*2,000*	*486*	*2,486*	*781*	*497*	*1,278*
Provision for depreciation	*(278)*	*(101)*	*(379)*	*(246)*	*(111)*	*(357)*
Other investments and non-current assets, net	**2,042**	**503**	**2,545**	**823**	**493**	**1,316**

Non-consolidated investments were analyzed as follows:

	% interest	Dec. 31, 2002	Dec. 31, 2001
Renault (a)	*1.26*	*68*	*68*
Midi Libre	*10*	*10*	*10*
La Dépêche du Midi	*15*	*11*	*11*
Autofin	*10*	*6*	*6*
Press Publishing Ltd		*–*	*3*
Other		*70*	*69*
Total excluding EADS		**165**	**167**
EADS (b)		*88*	*78*
Total non-consolidated investments, net		**253**	**245**

(a) On December 31, 2002, the market price of this investment in Renault totaled € 167 million (€ 139 at December 31, 2001). All of the shares held were sold on the market in February 2003, for a total price of € 140 million.
(b) Investments not consolidated by EADS.

Other non-current assets consist mainly of:

Excluding EADS

- Premiums and capitalized interest on perpetual subordinated notes issued in 1988 and 1992 (see notes 17 and 21). Also included in 2002 is the € 1,180 million advance paid for the acquisition of Vivendi Universal Publishing's assets by Natexis Banques Populaires (see A – page 84).

EADS

- Receivables, loans and deposits under aircraft rental and sales financing agreements. Maturities are determined in relation to the expected operating lives of the aircraft with the customers concerned.




15 • Property, plant and equipment

Changes in property, plant and equipment during 2002 were:

At cost	Jan. 1, 2002	Translation difference	Change in group structure	Acquisitions	Disposals	Reclassifications	Dec. 31, 2002
Land	105	–	–	–	–	–	105
Buildings	474	(1)	3	16	(6)	(21)	465
Machinery and equipment	688	(1)	(9)	52	(15)	132	847
Fixed assets in progress	25	(1)	–	17	(1)	(14)	26
Other	509	(14)	(9)	48	(21)	(107)	406
Total excluding EADS	**1,801**	**(17)**	**(15)**	**133**	**(43)**	**(10)**	**1,849**
Land and buildings	647	(6)	1	46	(3)	12	697
Machinery and equipment	762	(45)	3	106	(69)	531	1,288
Fixed assets in progress	120	(5)	–	162	(9)	(16)	252
Other	1,229	(40)	–	15	(28)	(493)	683
Total EADS	2,758	(96)	4	329	(109)	34	2,920
Total, at cost	**4,559**	**(113)**	**(11)**	**462**	**(152)**	**24**	**4,769**

Depreciation	Jan. 1, 2002	Translation difference	Change in group structure	Provisions	Disposals	Reclassifications	Dec. 31, 2002
Land	(1)	–	–	(1)	–	–	(2)
Buildings	(253)	–	–	(39)	4	13	(275)
Machinery and equipment	(483)	1	7	(83)	12	(66)	(613)
Fixed assets in progress	–	–	–	–	–	–	–
Other	(336)	8	4	(60)	19	63	(301)
Total excluding EADS	**(1,073)**	**9**	**11**	**(183)**	**35**	**10**	**(1,191)**
Land and buildings	(388)	2	–	(22)	5	(4)	(407)
Machinery and equipment	(434)	30	(2)	(123)	70	(386)	(845)
Fixed assets in progress	–	–	–	(7)	–	1	(6)
Other	(584)	21	–	(41)	10	372	(222)
Total EADS	(1,406)	53	(2)	(193)	85	(17)	(1,480)
Total depreciation	**(2,479)**	**62**	**9**	**(376)**	**120**	**(7)**	**(2,671)**

Net value	December 31, 2002			December 31, 2001		
	Excl. EADS	EADS	Total Group	Excl. EADS	EADS	Total Group
Land and buildings	293	290	583	325	259	584
Machinery and equipment	234	443	677	205	328	533
Fixed assets in progress	26	246	272	25	120	145
Other	105	461	566	173	645	818
Total, net	**658**	**1,440**	**2,098**	**728**	**1,352**	**2,080**

Fixed assets at December 31, 2002 include assets purchased under financial leases, which mainly relate to land and buildings, for € 223 million (2001: € 221 million). The net book value of these assets was € 125 million (2001: € 133 million).

16 • Intangible assets

16_1 Intangible assets other than goodwill

At cost	Jan. 1, 2002	Translation difference	Change in group structure	Acquisitions	Disposals	Reclassifications	Dec. 31, 2002
Research and development costs	*38*	*-*	*(9)*	*1*	*-*	*-*	*30*
Patents, licenses, trademarks and audiovisual rights	*724*	*-*	*(3)*	*76*	*(16)*	*(20)*	*761*
Publication rights and editorial assets	*1,746*	*(184)*	*133*	*2*	*-*	*2*	*1,699*
Other intangibles	*334*	*(6)*	*3*	*51*	*(7)*	*62*	*437*
Total excluding EADS	**2,842**	**(190)**	**124**	**130**	**(23)**	**44**	**2,927**
EADS	*63*	*(1)*	*(1)*	*19*	*(4)*	*-*	*76*
Total, at cost	**2,905**	**(191)**	**123**	**149**	**(27)**	**44**	**3,003**

Amortization	Jan. 1, 2002	Translation difference	Change in group structure	Provisions	Write-downs	Disposals	Reclassifications	Dec. 31, 2002
Research and development costs	*(38)*	–	*9*	–	–	–	–	*(29)*
Patents, licenses, trademarks	*(636)*	–	*3*	*(109)*	–	*16*	*4*	*(722)*
Publication rights and editorial assets	*(105)*	*15*	–	–	–	–	*(2)*	*(92)*
Other	*(108)*	*4*	*0*	*(27)*		*4*	*(61)*	*(188)*
Total excluding EADS	**(887)**	**19**	**12**	**(136)**	**0**	**20**	**(59)**	**(1,031)**
EADS	*(41)*	*1*	–	*(10)*		*4*	–	*(46)*
Total amortization	**(928)**	**20**	**12**	**(146)**	**0**	**24**	**(59)**	**(1,077)**

Net value	December 31, 2002			December 31, 2001		
	Excluding EADS	EADS	Total Group	Excluding EADS	EADS	Total Group
Research and development costs	*1*		*1*			*0*
Patents, licenses, trademarks and audiovisual rights	*39*	*18*	*57*	*88*	*21*	*109*
Publication rights and editorial assets	*1,607*		*1,607*	*1,641*		*1,641*
Other	*249*	*12*	*261*	*226*	*1*	*227*
Total, net	**1,896**	**30**	**1,926**	**1,955**	**22**	**1,977**

Research and development costs for the EADS segment written off in 2002 amounted to € 317 million (2001: € 310 million).





Publication rights and editorial assets, representing a total net value of € 1,607 million at December 31, 2002 (2001: € 1,641 million), mainly derive from the allocation of part of the excess cost of investments over the net assets of the subsidiaries listed below:

	Dec. 31, 2002	Dec. 31, 2001
Hachette Filipacchi Magazines Inc. (a)	855	1,016
Rusconi group	204	204
Hachette Filipacchi UK (b)	120	23
Hachette Fujin Gaho (a)	66	71
Nice Matin	76	76
Hachette Livre Edition (Hatier group)	50	50
Hachette Filipacchi Médias	32	32
Quillet group	29	29
Salvat group	27	27
Hachette Filipacchi SA (Spain)	27	22

(a) Decrease resulting from the fall in the US dollar and the Japanese yen.

(b) Elle UK in 2001; acquisition of Attic Futura magazine group in 2002.

16_2 Goodwill

	Dec. 31, 2002	Dec. 31, 2001
Gross value	2,372	2,306
Amortization	(495)	(337)
Total goodwill, net	**1,877**	**1,969**

Goodwill relates to the following subsidiaries:

	Net book value		Amortization charge	
	Dec. 31, 2002	Dec. 31, 2001	2002	2001
Lagardère (a)	41	47	6	6
Hachette Filipacchi Médias	633	669	37	37
Lagardere Active Broadcast group	167	165	12	12
Virgin SA	79	79	4	2
Octopus group	54	56	3	-
Hatier group	37	40	3	3
Orion group	25	25	2	2
Nice Matin	22	23	2	2
Lapker group	19	19	1	1
Agence Générale d'Images (Gamma group)	11	15	4	4
HDS France and Le Furet du Nord	12	13		
DFA	10	11		
SGEL (Coedis)	8	9		
Newslink	7	8		
Other	34	23	4	6
Total excluding EADS	**1,159**	**1,202**	**78**	**75**
EADS	718	767	46	46
Total goodwill, net and total amortization charge	**1,877**	**1,969**	**124**	**121**

(a) Goodwill arising from the acquisition of Matra Hachette shares prior to the merger with Lagardère.

17 • Borrowings

Maturities at December 31, 2002 were:

	- 1 year	1 to 5 years	+ 5 years	Total
Perpetual subordinated notes, 1992	–	–	287	287
Participating borrowings	2	2	–	4
Bonds	771	243	423	1,437
Bank borrowings	79	1,187	124	1,390
Leasing contracts	29	140	170	339
Other	57	42	111	210
Short-term borrowings	457	–	–	457
Total borrowings at December 31, 2002	**1,395**	**1,614**	**1,115**	**4,124**
Total borrowings at December 31, 2001	632	1,122	1,318	3,072

Excluding borrowings of the EADS segment, maturities were:

	- 1 year	1 to 5 years	+ 5 years	Total
Perpetual subordinated notes, 1992	–	–	287	287
Participating borrowings	2	2	–	4
Bonds	768	240	423	1,431
Bank borrowings	71	1,119	2	1,192
Leasing contracts	17	34	67	118
Other	53	–	10	63
Short-term borrowings	279	–	–	279
Total borrowings excluding EADS at December 31, 2002	**1,190**	**1,395**	**789**	**3,374**
Total borrowings excluding EADS at December 31, 2001	347	949	794	2,090

Currency	Excluding EADS			EADS	
	Rate of exchange	Currencies borrowed	Euro equivalents	Currencies borrowed	Euro equivalents
Euro zone	1.000	3,289	3,289	339	339
US $	1.049	35	33	397	379
Yen	124.390	2,725	22		
Swiss francs	1.452	3	2		
Pounds sterling	1.537	18	27		
Other			1		32
Total	–	–	**3,374**	–	**750**

Excluding EADS' indebtedness, 77% of Group borrowings bear interest at variable rates.

Risks arising from early redemption clauses included in certain contracts

Bond borrowing or bank loan agreements may include financial ratio requirements. Financial ratios generally establish limits in the form of minimum stockholders' equity, or maximum indebtedness calculated as a proportion of stockholders' equity or EBITDA. Failure to meet these ratio requirements enables the lenders to request immediate reimbursement of their loans.





Lagardère SCA is subject to similar clauses in respect of the US$ 500 million bonds issued in January 2001 and the € 1,350 million syndicated loan obtained in June 2001. In both cases, the ratios must be calculated every six months on the basis of the consolidated accounts as restated to include EADS by the equity method.

Hachette Filipacchi Médias (HFM) and its US subsidiary HFM Inc are subject to similar clauses in connection with bank loans obtained in 2000 on which the amount currently outstanding totals € 205 million. Ratios must be calculated every six months by HFM and every three months by HFM Inc, on the basis of their respective consolidated accounts.

At December 31, 2002, stockholders' equity, gross indebtedness and net indebtedness calculated as defined in the contracts were below contractual limits, thus enabling the Group to raise new funds, if necessary, without the prior agreement of the lenders.

In addition, in June 2002 Lagardère issued bonds exchangeable for T-Online shares. This loan, totaling € 768 million, is granted for three years and bears interest at the rate of 2.50% per year. Bondholders were given the option, exercisable on December 15, 2003, to request early redemption of their bonds in cash, should the market price of the T-Online share be equal to € 12.75, or less, over a certain reference period. These bonds are shown under the Less than one year's maturity heading in the above table.

Perpetual subordinated notes issued in 1992

Matra Hachette SA issued a loan in this form in December 1992 for € 287 million.
The interest on this loan is at 6 months' Pibor plus 1.45%, payable half-yearly in arrears.

This loan differs from the 1988 perpetual subordinated loan (see note 21) for the following reasons:

- An agreement was made to transfer this debt to a finance company, at par, at the end of year 15 from issue, with interest subsequent to that date being waived.

- The possibility of deferring payment of interest is exercisable if:
  - dividends are not paid to stockholders; and if
  - consolidated results show a loss higher than a quarter of net equity plus perpetual subordinated debt.

For these reasons, this loan has not been classified as part of Other permanent funds. Interest expense thereon is not shown under Preferred remuneration but is included under Interest expense. Premiums paid are included under Other investments and non-current assets, as are the premiums paid for perpetual subordinated notes issued in 1988. Interest income therefrom is included under Interest expense, net.

18 • Foreign exchange and interest rate risks

18_1 Exchange rate risks

Lagardère, excluding EADS

The Group's exposure to foreign exchange rate risks arises from the conduct of its business in foreign countries or from commercial and investment transactions carried out in foreign currencies. It is the Group's policy to reduce this exposure by using foreign currency hedging instruments.

Whenever possible, foreign operations are financed through borrowings denominated in the subsidiary's local currency. In addition, major foreign subsidiaries, principally in the US, may use derivative financial instruments in order to reduce future earnings volatility and guarantee the exchange rate at which their net income will be translated at year-end for inclusion in the consolidated financial statements.

For financial transactions, the only major risk of currency fluctuations relates to the servicing in US dollars of the perpetual subordinated notes issued in 1988, and of a USD 500 million bond borrowing issued in 2001. This exchange risk is covered by forward purchases of US dollars.

EADS
For commercial transactions made by EADS, net cash flows resulting from purchases and sales in foreign currencies are hedged through the use of foreign currency forward and option contracts.

18_2 Interest rate risks
Lagardère, excluding EADS
Net cash surplus (cash in hand and current account deposits, plus equivalent marketable securities) earns interest generally at short-term interest rates. The significant amount of such surplus (€ 1,075 million) provides an effective cover against interest rate fluctuations for over 41% of the Group's variable-rate borrowings (€ 2,587 million).

Lagardère's exposure to interest rate risks therefore only concerns the difference, i.e. € 1,512 million. An interest rate variation of 1 point would result in a € 15 million change in interest expense.

Long-term borrowings include:
- borrowings and other loans maintained at original fixed rates, and
- other long-term borrowings, maintained at variable rates, or partly covered by fixed-rate contracts or covered by contracts over short periods.

Short-term borrowings are spread over many companies and countries. Use of such borrowings fluctuates, and they are generally maintained at variable rates.

The risk concerning variable interest payable on perpetual subordinated notes issued in 1988 (classified as Permanent funds in the consolidated balance sheet) is hedged 100% by fixed-rate contracts.

Lagardère does not make use of derivatives other than to hedge interest rate risks on financial assets or liabilities.

EADS
EADS manages its exposure to interest rate risks using different types of financial instruments, including interest rate derivatives.

19 • Reserves for risks and charges

	December 31, 2002			December 31, 2001		
	Excl. EADS	EADS	Total Group	Excl. EADS	EADS	Total Group
Loss at completion and market risks	30	119	149	52	138	190
Restructuring and withdrawal costs	238	31	269	110	42	152
Litigation	170	69	239	159	71	230
Warranties	45	27	72	52	29	81
Deferred tax liabilities	320	88	408	390	55	445
Retirement and similar benefits	81	526	607	84	478	562
Other	316	301	617	334	376	710
Total reserves for risks and charges	**1,200**	**1,161**	**2,361**	**1,181**	**1,189**	**2,370**




The reserve for litigation covers the Group share of risks identified at year-end, based on estimates of potential losses to the Group.

Warranty risk reserves include specific provisions for guarantees and returns, as well as statistical estimates appropriate to each sector of activity.

Other reserves cover risks on financial commitments, re-purchases of stock options and subsidiary company risks.

Changes in reserves for risks and charges during 2002 are analyzed below:

Excluding EADS	Jan. 1, 2002	Translation difference	Change in group structure	Provisions for the year	Provisions used in the year	Provisions no longer required	Reclassi-fications	Dec. 31, 2002
Loss at completion and market risks	52	–	2	3	(26)	–	(1)	30
Restructuring and withdrawal costs	110	–	9	173	(43)	(5)	(6)	238
Litigation	159	–	–	34	(9)	(9)	(5)	170
Warranties	52	–	–	17	(18)	(6)		45
Retirement and similar benefits	84	(1)	–	4	(7)	–	1	81
Deferred tax liabilities	390	(33)	–	34	(72)	–	1	320
Other	334	(3)	(2)	84	(121)	(24)	48	316
Total excluding EADS	**1,181**	**(37)**	**9**	**349**	**(296)**	**(44)**	**38**	**1,200**
Operating income				(116)	135	20		
Interest income				(1)	5	1		
Non-operating income and taxes				(232)	156	23		

EADS	Jan. 1, 2002	Translation difference	Provisions for the year	Provisions released in the year	Reclassi-fications	Dec. 31, 2002
Loss at completion and market risks	138	(8)	34	(42)	(3)	119
Restructuring and withdrawal costs	42		11	(25)	3	31
Litigation	71	(3)	22	(7)	(14)	69
Warranties	29	(1)	9	(12)	2	27
Retirement and similar benefits	478	-	51	(22)	(1)	526
Deferred tax liabilities	55	-	33	-	-	88
Other	376	(42)	78	(89)	(22)	301
Total EADS	**1,189**	**(54)**	**238**	**(197)**	**(35)**	**1,161**
Operating income			(194)	172		
Non-operating income and taxes			(44)	25		

20 • Reserve for retirement and similar benefits

Total commitments for retirement and similar benefits, calculated as described in item 12 under Accounting principles and valuation methods, as compared to amounts provided for in the balance sheet were as follows:

	Dec. 31, 2002	Dec. 31, 2001
Reserves for retirement and similar benefits included in the balance sheet (*)	*607*	*562*
Incremental cost arising from the recalculation of actuarial present values of accumulated benefits	*60*	*20*
Total commitments	**667**	**582**

(*) Of which: EADS

– Balance sheet reserve	526	478
– Incremental cost	60	20

Total charges recorded in the income statement amounted to € 52 million in 2002 and € 46 million in 2001 (of which EADS: € 48 million in 2002 and € 39 million in 2001).

Assumptions used by French companies for the determination of their commitments were as follows:

	Dec. 31, 2002	Dec. 31, 2001
Rate of return	*5%*	*5%*
Projected wage increases	*3%*	*3%*

21 • Perpetual subordinated notes

These relate to perpetual subordinated notes issued by Matra SA and Hachette SA in 1988 for USD 250 million and USD 200 million respectively, recorded in the balance sheet at historical rates for € 231 million and € 185 million. The notes are issued for an unlimited period, the interest rate being 6 months' Libor plus 1.10%. Interest is deferred if no dividend is paid to stockholders.

Following an agreement with a finance company, premiums of USD 65 million and USD 52 million were paid in exchange for the transfer of the servicing of the debt to the finance company, from year sixteen until the liquidation of the company.

These premiums are classified under Other investments and non-current assets. Interest income therefrom, calculated actuarially, is added each year to these premiums.

Interest expense is shown under Preferred remuneration in the Consolidated Statement of Income.

Given their perpetual nature, the notes and corresponding premiums are translated into euros at historical rates.




22 • Stockholders' equity

	Common stock	Additional paid-in capital and retained earnings	Translation difference	Treasury stock	Total
Equity at January 1, 2001	*839*	*2,776*	*131*	*(35)*	*3,711*
Dividends paid		*(112)*			*(112)*
Capital increase (a)	*7*	*22*			*29*
Translation difference			*27*		*27*
Changes in treasury stock				*(159)*	*(159)*
2001 net income		*616*			*616*
Equity at December 31, 2001	**846**	**3,302**	**158**	**(194)**	**4,112**
Dividends paid		*(116)*			*(116)*
Capital increase (b)	*3*	*8*			*11*
Translation difference			*(32)*		*(32)*
2002 net loss		*(291)*			*(291)*
Equity at December 31, 2002	**849**	**2,903**	**126**	**(194)**	**3,684**

(a) Options exercised (€ 8 million) and shares subscribed under the Group Savings Plan (€ 21million).
(b) Options exercised.

5,500 treasury shares (cost: € 0.1 million) were sold during 2002, and the gain realized was € 0.1 million.

23 • Information by business segment

Net sales	2002	2001
Book Publishing	*950*	*846*
Print Media	*2,113*	*2,336*
Distribution Services	*4,464*	*3,853*
Lagardere Active	*568*	*633*
Lagardère Media	**8,095**	**7,668**
EADS	*4,339*	*4,486*
Automobile	*782*	*1,141*
Total net sales	**13,216**	**13,295**

Operating income	2002	2001
Book Publishing	*91*	*65*
Print Media	*192*	*203*
Distribution Services	*88*	*81*
Lagardere Active	*14*	*4*
Lagardère Media	**385**	**353**
EADS	*63*	*104*
Automobile	*7*	*66*
Other Activities	*(15)*	*(9)*
Total operating income	**440**	**514**

Capital employed (*)	2002	2001
Book Publishing	*124*	*145*
Print Media	*2,332*	*2,396*
Distribution Services	*118*	*88*
Lagardere Active	*1,248*	*1,109*
Advance paid (VUP acquisition in progress)	*1,180*	*–*
Lagardère Media	**5,002**	**3,738**
EADS	*760*	*654*
Automobile	*(94)*	*(29)*
Other Activities	*(230)*	*(78)*
Premiums on perpetual subordinated notes	*574*	*527*
Total capital employed	**6,012**	**4,812**

(a) Fixed assets and working capital requirement

24 • Information by geographic area

Net sales	2002			2001		
	Excl. EADS	EADS	Total Group	Excl. EADS	EADS	Total Group
France	*3,818*	*562*	*4,380*	*3,927*	*513*	*4,440*
European Union	*2,282*	*1,239*	*3,521*	*2,391*	*1,428*	*3,819*
Other European countries	*780*	*253*	*1,033*	*690*	*74*	*764*
USA and Canada	*1,735*	*1,533*	*3,268*	*1,535*	*1,514*	*3,049*
Middle-East	*7*	*183*	*190*	*5*	*204*	*209*
Asia-Oceania	*213*	*321*	*534*	*215*	*458*	*673*
Other countries (Africa, Latin America)	*42*	*248*	*290*	*46*	*295*	*341*
Total net sales	**8,877**	**4,339**	**13,216**	**8,809**	**4,486**	**13,295**

Fixed and other non-current assets	Dec. 31, 2002	Dec. 31, 2001
France	*5,356*	*4,241*
European Union	*623*	*568*
Other European countries	*135*	*130*
USA and Canada	*898*	*1,072*
Middle-East	*–*	*–*
Asia-Oceania	*89*	*92*
Other countries (Africa, Latin America)	*–*	*2*
Total excluding EADS	**7,101**	**6,105**
EADS	*2,830*	*2,756*
Total fixed and other non-current assets	**9,931**	**8,861**




25 • Commitments and contingent liabilities

25_1 Lagardère and its subsidiaries, excluding EADS
Off-balance sheet commitments

Commitments under normal contracts:

– Guarantees and performance guarantees	78
– Guarantees on behalf of third parties or non-consolidated companies (*)	257

(*) of which € 159 million in connection with the acquisition of VUP's assets currently in progress.

Commitments arising from transactions in securities:

– Commitment to repurchase securities at fixed prices, total:	13

Under special circumstances, the Group may be compelled to acquire non-Group interests in consolidated subsidiaries, at prices to be determined by contradictory or expert valuations carried out at the time of the transaction.

Owing to stock purchase options granted to employees, Lagardère SCA is committed to remit the following shares to the beneficiaries:

- 1,258,000 shares at a contractual exercise price of € 47 each; options exerciseable between December 19, 2003 and December 19, 2008;

- 1,299,000 shares at a contractual exercise price of € 52.02 each; options exerciseable between December 19, 2004 and December 19, 2009;

Commitments arising from currency or interest rates hedging transactions:
Financial hedges, excluding perpetual subordinated notes issued in 1988 and 1992

Forward sales of currencies	33
Forward purchases of currencies	6
Currency swaps	477
Other exchange or interest rate contracts (notional amounts):	
– Interest rate swaps	647
– FRAs	42

Financial hedges relating to perpetual subordinated notes issued in 1988 and 1992

– Forward purchases of currencies, for interest payable on 1988 notes	50
– Exchange rate contracts, for notional amount at discounted value of 1988 notes	391
– Interest rate swaps, for notional amount of perpetual subordinated notes:	
1988 notes	1,235
1992 notes	419

Commitments received:

– Counter guarantees for commitments given	12
– Other commitments received	21

Other information

Future lease payments under operating leases:

Future lease payments due under non-cancelable operating leases, including guaranteed minimum payments under leases of press distribution shops, were as follows at December 31, 2002:

2003	127
2004	115
2005	99
2006	84
2007 and after	271
Total	696

Securitization:
In the years before 2002, certain subsidiaries in the Book Publishing and Print Media divisions sold their trade receivables to specialized funds under contracts with the following main clauses:
- sale without recourse;
- the difference between the book value of the receivables sold and the price received by the seller constitutes a guarantee deposit;
- in case of default, the amount unpaid is deducted from the guarantee deposit, and the seller makes a loss;
- however, the seller has the option to repurchase the receivables sold, especially in the event of default, in which case he recovers the corresponding guarantee deposit.

Outstanding amounts at December 31, 2002 were as follows:

– receivables sold not yet due	242
– guarantee deposits	93
– provisions on guarantee deposits	–

Fair value of financial instruments:	**Gain / (Loss)**
Interest rate hedges	
Borrower	
Long-term swaps, US dollars	(35)
Exchange rate hedges	
Forward purchases of US dollars	(5)
Combined (interest and currency)	
Borrower	
Long-term interest and exchange rate swaps, US dollars	(21)
Index hedges	
Borrower	
Equity swap	2

As indicated in note 18, the above derivatives are used solely to hedge financial assets and liabilities.

Unused lines of credit	586

25_2 EADS
Except for a € 29 million guarantee for lease payments granted to a subsidiary of EADS (reported under paragraph 25_1 above), there is no other guarantee or commitment given by Lagardère to the benefit of the EADS group that is not counter guaranteed by EADS N.V. or by another entity in the EADS group.

EADS' commitments are described below (figures indicated are based on Lagardère's percentage interest).

Guarantees:
EADS has granted various guarantees to reimburse advances and performance guarantees extended in connection with orders received under long-term contracts.

Commitments for aircraft sales financing:
As a result of its investments in Airbus and ATR, EADS is engaged in sales financing transactions on behalf of selected customers.
- Certain sales transactions include the sale and lease back of the aircraft with a third party lessor under an operating lease. At December 31, 2002, undiscounted future lease payments amounted to:

Due in 2003	37
After 2003 but not later than 2007	154
After 2007	262
Total	453

  A substantial part of these commitments is backed by lease income receivable by EADS, of which € 234 million was sold without recourse.




- Credit sales are generally guaranteed by a lien on the aircraft thus financed and by protective covenants included in the sales contracts. However, where the estimated fair value of the aircraft securing such commitments is considered not to substantially offset potential losses likely to arise from the financing transaction, specific provision is made to reduce the net book value of the aircraft in question, or general provisions for risks are increased using an internal risk-pricing-model.
- Other commitments consist in asset value guarantees with exercise periods limited in time and not extending beyond 2016. For each of the years 2003 to 2007, the maximum amount outstanding under such guarantees does not exceed € 38 million. At December 31, 2002, a provision of € 79 million was recorded by EADS in this connection.

Commitments to finance aircraft on order:
While EADS also has commitments to provide financing related to aircraft on order at Airbus and ATR, such commitments are not considered to be part of its gross exposure to credit risks until the financing is actually in place, which generally occurs when the aircraft is delivered.

Pension commitments:
EADS has several joint ventures with BAe Systems (BAES), including Airbus and MBDA. So long as BAES remains a shareholder in the joint ventures, UK employees continue to benefit from BAES' defined benefits pension plan.
BAES has recently announced a shortfall of some £ 2,164 million (after tax) between the value of plan assets and the amount of outstanding pension obligations. Such unfunded amount would have been recognized by BAES in its books, had the new UK accounting standard (FRS 17) already been applicable.
As participants in these joint ventures, EADS group companies are potentially affected by this deficit. However, the joint venture agreements with BAES have the effect of capping the joint ventures' contributions to the plan for limited periods of time (e.g. until 2011 for Airbus), and any additional contributions called must be paid by BAe Systems. EADS group is therefore not currently affected by this deficit, until the periods of the contribution caps expire. At present, EADS has no information on how and to which extent the deficit could impact the group after the periods of contribution caps have expired.

In the case of Astrium, following the agreement signed on January 30, 2003 with BAe Systems, it must implement a specific pension scheme for its UK employees in 2003. The terms and conditions of the future scheme are not yet known and UK employees are therefore not able to opt for the transfer of their past service rights. Consequently, EADS is unable to assess the impact of this change.

Based on information obtained at the end of 2002, EADS believes that the above deficit could increase its pension commitments by some £ 30 million (100% amount), which would be treated as supplementary acquisition costs.

Future lease payments:
Future lease payments due by EADS under non-cancelable leases (office premises, vehicles, etc.) amounted to € 112 million at December 31, 2002. Maturities were as follows:

Due in 2003	11
After 2003 but not later than 2007	35
After 2007	66

Unused lines of credit:
At December 31, 2002, the EADS group had authorized unused lines of credit totaling € 429 million.

26 • Employees

Average number of employees in 2002 and 2001:

	2002	2001
Book Publishing	*3,749*	*3,399*
Print Media	*7,854*	*7,588*
Distribution Services	*13,155*	*14,058*
Lagardere Active	*2,191*	*2,476*
Lagardère Media	**26,949**	**27,521**
EADS	*15,665*	*15,358*
Automobile	*3,014*	*3,205*
Other Activities	*198*	*253*
Total	**45,826**	**46,337**

In the above table, employees of companies proportionally consolidated are included at the percentage interest held by Lagardère.

27 • Remuneration paid to Managing Partners and to members of the Supervisory Board

In 2002, a total gross remuneration of € 6,395,932 was paid to managing partners and members of the Supervisory Board for the functions held by them in Group companies (including EADS group). Attendance fees paid to members of the Supervisory Board in 2002 totaled € 318,760.

28 • Contribution of EADS to Lagardère's consolidated financial statements

		Reclassifications				
	EADS *(100% of published amounts)*	Capital gains on disposal	Restructuring costs	Goodwill	Companies taken at equity	EADS *(100% under Lagardère's format)*
Net sales	**29,901**					**29,901**
Operating income	*160*	*(92)*	*161*	*936*		*1,165*
Interest income (expense), net	*27*				*(109)*	*(82)*
Operating income after interest	**187**	**(92)**	**161**	**936**	**(109)**	**1,083**
Non-operating expenses, net		*92*	*(161)*	*(350)*		*(419)*
Income tax	*(453)*					*(453)*
Amortization of goodwill				*(586)*		*(586)*
Share in net income of companies taken at equity					*109*	*109*
Minority interests	*(33)*					*(33)*
Net loss	**(299)**	**0**	**0**	**0**	**0**	**(299)**



		Restatements to Lagardère's accounting policies				
	EADS *(100% under Lagardère's format)*	**Foreign exchange**	**Goodwill amorti-zation**	**Fair value adjust-ment** *(*)*	**EADS** *(100% restated)*	**EADS** *(15.10% consolidated by Lagardère)*
Net sales	**29,901**	**(1,174)**			**28,727**	**4,339**
Operating income	*1,165*	*(905)*	*155*		*415*	*63*
Interest expense, net	*(82)*	*(74)*		*(41)*	*(197)*	*(29)*
Operating income after interest	**1,083**	**(979)**	**155**	**(41)**	**218**	**34**
Non-operating expenses, net	*(419)*		*277*		*(142)*	*(21)*
Income tax	*(453)*	*387*	*(64)*		*(130)*	*(20)*
Amortization of goodwill	*(586)*		*284*		*(302)*	*(46)*
Share in net income of companies taken at equity	*109*		*26*		*135*	*20*
Minority interests	*(33)*	*118*	*(57)*		*28*	*4*
Net loss	**(299)**	**(474)**	**621**	**(41)**	**(193)**	**(29)**

(*) EADS' treasury stock reclassified to marketable securities, and provision for fair market value adjustments.

In the tables below, the "EADS" column shows this segment's contributions to Lagardère's consolidated financial statements, based on the following percentages:

- for balance sheet items: 15.07% of EADS accounts at December 31, 2002;
- for the statement of income and statement of cash flows: 15.10% of EADS' accounts for 2002.

Consolidated statement of income for the year ended December 31, 2002

(in millions €)		Lagardère Group excl. EADS	EADS	Total Lagardère Group
Operating revenues				
Net sales	*(notes 1, 23 and 24)*	*8,877.4*	*4,339.1*	*13,216.5*
Other operating revenues		*519.8*	*73.5*	*593.3*
Total operating revenues		**9,397.2**	**4,412.6**	**13,809.8**
Operating expenses				
Purchases and changes in inventories		*(4,937.7)*	*(2,872.7)*	*(7,810.4)*
Payroll costs		*(1,529.2)*	*(1,127.7)*	*(2,656.9)*
Depreciation, amortization and provisions		*(259.6)*	*(310.9)*	*(570.5)*
Other operating expenses		*(2,293.6)*	*(38.8)*	*(2,332.4)*
Total operating expenses		**(9,020.1)**	**(4,350.1)**	**(13,370.2)**
Operating income	*(note 23)*	**377.10**	**62.5**	**439.6**
Interest expense, net	*(note 2)*	*(301.8)*	*(29.7)*	*(331.5)*
Non-operating expenses, net	*(note 3)*	*(349.6)*	*(21.3)*	*(370.9)*
Preferred remuneration	*(note 4)*	*(10.7)*		*(10.7)*
Amortization of goodwill	*(note 16)*	*(78.6)*	*(45.8)*	*(124.4)*
Income taxes	*(note 5)*	*162.6*	*(19.6)*	*143.0*
Net income (loss) from companies accounted for by the equity method	*(note 13)*	*(52.8)*	*20.3*	*(32.5)*
Net income (loss) before minority interests		**(253.8)**	**(33.6)**	**(287.4)**
Minority interests	*(note 6)*	*(7.9)*	*4.2*	*(3.7)*
Net loss		**(261.7)**	**(29.4)**	**(291.1)**





Consolidated balance sheet at December 31, 2002

(in millions €)		Lagardère Group excl. EADS	EADS	Total Lagardère Group
Assets				
Current assets				
Cash and cash equivalents	*(note 7)*	*620.7*	*256.5*	*877.2*
Marketable securities	*(note 8)*	*878.9*	*686.5*	*1.565.4*
Trade receivables, net	*(note 9)*	*887.0*	*804.3*	*1,691.3*
Inventories, net	*(note 11)*	*509.8*	*1,633.4*	*2,143.2*
Other receivables, prepayments and deferred charges	*(note 12)*	*897.2*	*1,064.9*	*1,962.1*
Total current assets		**3,793.6**	**4,445.6**	**8,239.2**
Investments accounted for by the equity method	*(note 13)*	*1,346.7*	*138.1*	*1,484.8*
Other investments and non-current assets	*(note 14)*	*2,042.1*	*502.3*	*2,544.4*
Property, plant and equipment, net	*(note 15)*	*658.1*	*1,440.4*	*2,098.5*
Intangible assets, net	*(note 16)*	*3,054.5*	*748.7*	*3,803.2*
Fixed and other non-current assets		**7,101.4**	**2,829.5**	**9,930.9**
Total assets		**10,895.0**	**7,275.1**	**18,170.1**
Liabilities and stockholders' equity				
Liabilities				
Trade payables		*1,666.2*	*1,599.7*	*3,265.9*
Advances on contracts and deferred income		*20.8*	*2,063.6*	*2,084.4*
Borrowings	*(note 17)*	*3,374.1*	*749.8*	*4,123.9*
Other payables and provisions		*1,257.6*	*747.0*	*2,004.6*
Reserves for risks and charges	*(note 19)*	*1,199.6*	*1,161.7*	*2,361.3*
Total liabilities		**7,518.3**	**6,321.8**	**13,840.1**
Permanent funds				
Perpetual subordinated notes	*(note 21)*	*415.8*	–	*415.8*
Minority interests	*(note 6)*	*158.7*	*71.8*	*230.5*
Total permanent funds		**574.5**	**71.8**	**646.3**
Stockholders' equity	*(note 22)*			
Common stock		*849.2*		*849.2*
Additional paid-in capital and retained earnings		*1,953.0*	*881.5*	*2,834.5*
Total stockholders' equity		**2,802.2**	**881.5**	**3,683.7**
Total permanent funds and stockholders' equity		**3,376.7**	**953.3**	**4,330.0**
Total liabilities and stockholders' equity		**10,895.0**	**7,275.1**	**18,170.1**

Commitments and contingent liabilities - see note 25.

Consolidated statements of cash flows for the years ended December 31, 2002

(in millions €)	Lagardère Group excl. EADS	EADS	Total Lagardère Group
Net income (loss)	**(261.7)**	**(29.4)**	**(291.1)**
Adjustments to reconcile net income to net cash flows from operating activities:			
Minority interests in net income (loss)	7.9	(4.2)	3.7
Depreciation, amortization and provisions	705.9	335.9	1,041.8
Gains on disposal of fixed assets and investments, net of tax	(7.9)	(15.8)	(23.7)
Share of results of companies accounted for by the equity method	52.7	(20.2)	32.5
Dividends received from companies accounted for by the equity method	4.9	4.5	9.4
Net change in deferred taxes (1)	(167.1)	(10.2)	(177.3)
Net change in working capital requirements	78.3	145.6	223.9
Net cash flows from operations	**413.0**	**406.2**	**819.2**
Acquisitions of fixed assets	(262.4)	(348.6)	(611.0)
Long-term financial investments	(1,429.5)	(283.7)	(1,713.2)
Proceeds from sales of fixed assets and investments, net of tax	29.6	162.0	191.6
Decrease in other non-current assets	33.5	22.6	56.1
Decrease (increase) in marketable securities	0.3	(63.3)	(63.0)
Net cash flows from investments	**(1,628.5)**	**(511.0)**	**(2,139.5)**
Net cash flows from operations and investments	**(1,215.5)**	**(104.8)**	**(1,320.3)**
Increase (decrease) in borrowings	1,231.8	(116.6)	1,115.2
Issue of common stock in parent company	11.4	0	11.4
Adjustment of minority interests from capital reorganization	0	(19.1)	(19.1)
Dividends paid to stockholders (2)	(55.3)	(61.1)	(116.4)
Dividends paid to minority interests	(10.9)	–	(10.9)
Net cash flows from financing activities	**1,177.0**	**(196.8)**	**980.2**
Effect on cash of exchange rate fluctuations	(32.4)	(20.6)	(53.0)
Effect on cash of other movements	(20.2)	(2.4)	(22.6)
Net decrease in cash	**(91.1)**	**(324.6)**	**(415.7)**
Net cash, beginning of year	**887.2**	**1,130.0**	**2,017.2**
Net cash, end of year	**796.1**	**805.4**	**1,601.5**

(1) Including write-back of the provision for taxes on T-Online capital gain.

(2) Including the portion of net income paid to the general partners.





Fully consolidated companies at December 31, 2002

Book Publishing

Company	Head Office	Registration number	% holding	% control
HACHETTE LIVRE	43, quai de Grenelle - 75905 PARIS CEDEX 15, France	602 060 147	100.00	100.00
HATIER DEVELOPPEMENT	1, avenue Gutemberg - 78316 MAUREPAS CEDEX, France	302 655 089	100.00	100.00
BIBLIO PARTICIPATIONS	43, quai de Grenelle - 75905 PARIS CEDEX 15, France	377 627 583	100.00	100.00
CALMANN LEVY	31, rue de Fleurus - 75006 PARIS, France	572 082 279	69.57	69.57
DIFFULIVRE	SAINT SULPICE, Switzerland		100.00	100.00
DILIBEL	ALLEUR, Belgium		100.00	100.00
EDDL	5, rue du Pont de Lodi - 75006 PARIS, France	403 202 252	100.00	100.00
EDITION N°1	43, quai de Grenelle - 75905 PARIS CEDEX 15, France	312 285 745	100.00	100.00
EDITIONS GRASSET ET FASQUELLE	61, rue des Saints Pères - 75006 PARIS, France	562 023 705	95.00	95.37
EDITIONS JEAN-CLAUDE LATTES	17, rue Jacob - 75006 PARIS, France	682 028 659	100.00	100.00
EDITIONS STOCK	31 rue de Fleurus 75006 PARIS, France	612 035 659	100.00	100.00
FERNAND HAZAN EDITEUR	64 quai Marcel Cachin - 94290 VILLENEUVE LE ROI, France	562 030 221	99.94	100.00
GROUPE HATIER INTERNATIONAL	58, rue Jean Bleuzen - 92170 VANVES, France	572 079 093	100.00	100.00
H.L. 93	43, quai de Grenelle - 75905 PARIS CEDEX 15, France	390 674 133	100.00	100.00
H.L. 99 Ltd	LONDON, United Kingdom		100.00	100.00
H.L. FINANCES	58, rue Jean Bleuzen - 92170 VANVES, France	384 562 070	99.90	100.00
HACHETTE COLLECTIONS	43, quai de Grenelle - 75905 PARIS CEDEX 15, France	395 291 644	100.00	100.00
HACHETTE FASCICOLI	MILAN, Italy		100.00	100.00
HACHETTE PARTWORKS Ltd	LONDON, United Kingdom		100.00	100.00
LE LIVRE DE PARIS	58, rue Jean Bleuzen - 92170 VANVES, France	542 042 114	100.00	100.00
LIBRAIRIE ARTHEME FAYARD	75, rue des Saints Pères - 75006 PARIS, France	562 136 895	99.89	99.89
LIBRAIRIE GENERALE FRANCAISE (L.G.F.)	43, quai de Grenelle - 75905 PARIS CEDEX 15, France	542 086 749	79.99	80.00
OCTOPUS	LONDON, United Kingdom	542 086 749	100.00	100.00
SYLEMMA ANDRIEU	Place du Moulin-Wette - 60120 BONNEUIL-LES-EAUX, France	711 720 458	100.00	100.00
WATTS PUBLISHING GROUP Ltd	LONDON, United Kingdom		100.00	100.00

Company	Head Office	Registration number	% holding	% control
HATIER GROUP				
CENTRE DE TRAITEMENT DES RETOURS	*137, route de Corbeil - Lieudit Balizy - 91160 LONGJUMEAU, France*	*381 737 519*	*100.00*	*100.00*
EDELSA	*MADRID, Spain*		*100.00*	*100.00*
EDITORA HATIER Ltda	*SAO PAULO, Brazil*		*100.00*	*100.00*
GRAPHISMES	*63, boulevard Raspail - 75006 PARIS, France*	*652 002 981*	*100.00*	*100.00*
LES EDITIONS DIDIER	*13, rue de l'Odéon - 75006 PARIS, France*	*313 042 541*	*100.00*	*100.00*
LES EDITIONS FOUCHER	*31, rue de Fleurus - 75006 PARIS, France*	*352 559 066*	*100.00*	*100.00*
LES EDITIONS HATIER	*8, rue d'Assas - 75006 PARIS, France*	*352 585 624*	*100.00*	*100.00*
LIBRAIRIE PAPETERIE NATIONALE	*CASABLANCA, Morocco*		*99.99*	*100.00*
RAGEOT EDITEUR	*6, rue d'Assas - 75006 PARIS, France*	*572 022 978*	*100.00*	*100.00*
S.C.I. ASSAS RASPAIL	*8, rue d'Assas - 75006 PARIS, France*	*315 844 431*	*100.00*	*100.00*
S.C.I. BANNIER SARAN	*8, rue d'Assas - 75006 PARIS, France*	*319 556 510*	*100.00*	*100.00*
S.C.I. DU 63 BOULEVARD RASPAIL	*63, boulevard Raspail - 75006 PARIS, France*	*315 830 034*	*100.00*	*100.00*
S.C.I. DU 8/8bis RUE D'ASSAS	*8, rue d'Assas - 75006 PARIS, France*	*315 844 423*	*100.00*	*100.00*
SALVAT GROUP				
GRUPO EDITORIAL BRUNO SL	*MADRID, Spain*		*100.00*	*100.00*
HACHETTE LATINOAMERICA	*MEXICO CITY, Mexico*		*100.00*	*100.00*
SALVAT EDITORES S.A	*BARCELONA, Spain*		*100.00*	*100.00*
PAG SL	*BARCELONA, Spain*		*100.00*	*100.00*
SALVAT EDITORES PORTUGAL	*LISBON, Portugal*		*100.00*	*100.00*
SALVAT S.A. DE DISTRIBUCION	*BARCELONA, Spain*		*100.00*	*100.00*
ORION GROUP				
ORION PUBLISHING GROUP Ltd	*LONDON, United Kingdom*		*80.90*	*80.90*
CASSELL Ltd	*LONDON, United Kingdom*		*80.90*	*100.00*
LITTLE HAMPTON BOOK SERVICE Ltd	*LONDON, United Kingdom*		*80.90*	*100.00*





Print Media

Company	Head Office	Registration number	% holding	% control
HACHETTE FILIPACCHI MEDIAS	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	642 015 440	100.00	100.00
HACHETTE FILIPACCHI PRESSE	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	582 101 424	99.97	99.97
AGENCE GENERALE D'IMAGE	104, boulevard Arago - 75014 PARIS, France	379 412 000	99.85	100.00
BONNIER HACHETTE PUBLICATIONS	20, rue de Billancourt - 92100 BOULOGNE-BILLANCOURT, France	432 087 724	49.98	50.00
COLOMBIER 58	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	351 183 611	99.94	99.98
COMUNICACION Y PUBLICACIONES	BARCELONA, Spain		73.37	74.00
COMPAGNIE IMMOBILIERE EUROPA	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	407 662 329	99.98	100.00
COMPAGNIE INTERNATIONALE DE PRESSE ET DE PUBLICITE (C.I.P.P.)	MONTE-CARLO, Monaco		50.98	50.98
CORSE PRESSE	214, route de Grenoble - 06200 NICE, France	423 375 922	88.58	99.99
DIVERSIFED MEDIA COMPANY LTD	NICOSIA, Cyprus		50.98	51.00
EDIZIONI ITALO FRANCESI (EDIF)	MILAN, Italy		99.97	100.00
EUROSUD PUBLICITE	248, avenue Roger Salengro - 13015 MARSEILLE, France	071 800 098	86.92	99.89
EXCELSIOR FILIPACCHI	1, rue du Colonel Pierre Avia - 75015 PARIS, France	393 471 461	50.93	51.00
EXPLORER	104, boulevard Arago - 75014 PARIS, France	722 056 991	99.85	100.00
HACHETTE FILIPACCHI PROSPECTIVE	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	300 938 826	99.97	100.00
FENGISTONE HOLDING LTD	NICOSIA, Cyprus		50.98	51.00
F.E.P. U.K. Limited	LONDON, United Kingdom		99.97	100.00
HACHETTE FILIPACCHI FILMS	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	572 028 959	99.97	100.00
FINANCIERE COMBOUL	47, rue Sadi Carnot - 92000 NANTERRE, France	423 101 971	99.96	100.00
GAMMA PRESSE IMAGE	70, rue Jean Bleuzen - 92170 VANVES, France	672 002 987	99.85	100.00
GAMMA IMAGES	70, rue Jean Bleuzen - 92170 VANVES, France	339 163 388	99.85	100.00
H.F PRESSE UKRAINE	KIEV, Ukraine		50.98	51.00
HACHETTE ANNONS AB	STOCKHOLM, Sweden		99.97	100.00
HACHETTE DIGITAL PRESSE	10, rue Thierry Le Luron - 92592 LEVALLOIS-PERRET CEDEX, France	391 341 526	99.97	100.00
HACHETTE FILIPACCHI S.A.	MADRID, Spain		99.11	99.14
HACHETTE FILIPACCHI 2000 SPOL	PRAGUE, Czech Republic		50.98	51.00
HACHETTE FILIPACCHI ASSOCIES	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	324 286 319	99.97	100.00
HACHETTE FILIPACCHI GLOBAL ADVERTISING	23, rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	350 277 059	99.72	100.00
HACHETTE FILIPACCHI HOLDINGS US	NEW YORK, USA		99.97	100.00
HACHETTE FILIPACCHI HONG KONG Ltd	HONG KONG, China		99.97	100.00
HACHETTE FILIPACCHI INTERDECO	23, rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	321 376 600	99.97	100.00
HACHETTE FILIPACCHI INVESTISSEMENTS	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	339 257 172	99.98	99.99
HACHETTE FILIPACCHI NORGE AS	OSLO, Norway		99.97	100.00
HACHETTE FILIPACCHI POLSKA	WARSAW, Poland		99.97	100.00
HACHETTE FILIPACCHI PRESSE FINANCES	149, rue Anatole France 92534 LEVALLOIS-PERRET CEDEX, France	410 208 136	99.97	100.00
INTERDECO POLSKA SP ZOO	WARSAW, Poland		99.97	100.00
HACHETTE FILIPACCHI PUBLICACOES LDA	LISBON, Portugal		99.11	100.00
HACHETTE FILIPACCHI SVERIGE AB	STOCKHOLM, Sweden		99.97	100.00
HACHETTE FILIPACCHI TAIWAN	TAIPEI, Taiwan		99.97	100.00
HACHETTE FILIPACCHI UK LTD	LONDON, United Kingdom		99.97	100.00
HACHETTE FUJIN GAHO	TOKYO, Japan		99.97	100.00
HACHETTE INTERDECO S.A.	MADRID, Spain		99.32	100.00
HACHETTE MAGAZINE VDB	AMSTERDAM, Netherlands		50.98	51.00

Company	Head Office	Registration number	% holding	% control
HAFIMAGE	149, rue Anatole France- 92534 LEVALLOIS-PERRET CEDEX, France	431 716 413	99.85	99.88
HOA QUI	30, rue des Favorites - 75001 PARIS, France	582 053 393	99.85	100.00
IMEDIA PRESSE	14, avenue Pierre Mendès France - 67300 SCHILTIGHEIM, France	339 301 467	99.91	99.94
INTERDECO	23, rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	345 404 040	99.97	100.00
INTERMAG	23, rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	382 841 930	99.97	100.00
INTERNATIONAL MEDIA HOLDING BV	AMSTERDAM, Netherlands		99.97	100.00
INTERNATIONAL PUBLICATIONS HOLDING	AMSTERDAM, Netherlands		99.97	100.00
KATZ	LONDON, United Kingdom		99.95	100.00
KEYSTONE	21, Rue du Renard - 75004 PARIS, France	692 021 371	99.80	100.00
LA PROVENCE	248, avenue Roger Salengro - 13015 MARSEILLE, France	056 806 813	99.78	99.82
LA REPUBLIQUE	11, rue Mirabeau - 83000 TOULON, France	549 500 635	74.06	99.68
LES EDITIONS FILIPACCHI (fy. SONODIP)	151, rue Anatole France- 92598 LEVALLOIS-PERRET CEDEX, France	712 003 516	99.97	100.00
MAISON D'EDITION HFS	MOSCOW, Russia		50.98	51.00
MEDIA SUD	248, avenue Roger Salengro - 13015 MARSEILLE, France	303 971 774	96.51	96.72
METROPOLE MEDIA PRESSE	11, rue Marbeuf - 75008 PARIS, France	424 798 577	73.35	73.38
MONTREUX PUBLICATIONS	MONTREUX, Switzerland		50.09	50.10
MPA	70, rue Jean Bleuzen - 92170 VANVES, France	382 799 245	99.85	100.00
MPA CORPORATE	70, rue Jean Bleuzen - 92170 VANVES, France	428 781 520	99.85	100.00
NICE MATIN	214, route de Grenoble - 06290 NICE CEDEX 3, France	955 801 204	77.39	99.00
PACIFIC MAGAZINES AND PRINTING (NETHERLANDS) BV	AMSTERDAM, Netherlands		99.97	100.00
PRESSINTER	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	407 679 026	99.97	99.78
PUBLICACIONES HACHETTE FILIPACCHI	MADRID, Spain		99.97	100.00
PUBLICATIONS FRANCE MONDE	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	562 113 787	99.94	99.96
PUBLICATIONS GROUPE LOISIRS (P.G.L.)	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	338 195 720	99.97	100.00
QUILLET S.A.	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	542 043 971	99.96	99.73
RAPHO	8, rue d'Alger - 75001 PARIS, France	562 032 490	99.95	100.00
REGISCOPE	133, avenue des Champs Elysées - 75008 PARIS, France	662 025 451	51.00	51.00
HACHETTE RUSCONI EDITORE	MILAN, Italy		100.00	100.00
HACHETTE RUSCONI PUBBLICITA	MILAN, Italy		100.00	100.00
S.T.P.P.	10, rue Thierry Le Luron - 92592 LEVALLOIS-PERRET CEDEX, France	732 053 491	99.97	100.00
S.C.P.E.	149-151, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	431 876 499	79.97	79.97
SOCIETE D'EXPLOITATION DES AGENCES DE PRESSE	7/9, rue de la Bourse - 75002 PARIS, France	391 817 467	99.97	100.00
SOCIETE D'INFORMATION ET DE PUBLICATION	151, rue Anatole France - 92598 LEVALLOIS-PERRET CEDEX, France	324 864 172	99.91	99.88
SOGIDE	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	311 845 226	59.98	60.00
STILL PRESS AGENCY	70, rue Jean Bleuzen - 92170 VANVES, France	321 253 379	99.85	100.00
SUGAR LTD	LONDON, United Kingdom		99.97	100.00
TELEREVISTAS	MADRID, Spain		99.97	100.00
TOP	10, rue des Pyramides - 75001 PARIS, France	323 505 503	99.95	100.00
TELEPHONE PUBLISHING GROUP				
TELEPHONE PUBLISHING	MADRID, Spain		71.75	72.40
SISTEMAS TELEFONICOS AUXILIARES	MADRID, Spain		71.75	100.00
GABINETE ASTROLOGICO	MADRID, Spain		71.75	100.00
VALOR ANADIDO TELEFONICO	MADRID, Spain		71.75	100.00
TELEFONIA DE FUTURO	MADRID, Spain		71.75	100.00




Distribution Services

Company	Head Office	Registration number	% holding	% control
HACHETTE DISTRIBUTION SERVICES	2, rue Lord Byron - 75008 PARIS, France	330 814 732	100.00	100.00
AELIA	114, avenue Charles de Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	380 253 518	79.50	100.00
AEROBOUTIQUE ALTA 2F	126, rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	418 054 680	79.50	100.00
AEROBOUTIQUE FRANCE	126, rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	380 193 938	79.50	100.00
AEROBOUTIQUE INFLIGHT RETAIL	126, rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	408 053 809	52.37	65.88
AEROBOUTIQUE PHOTO / VIDEO / SON	126, rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	417 988 615	79.50	100.00
AEROBOUTIQUE INFLIGHT RETAIL UK	LONDON, United Kingdom		52.39	100.00
AEROBOUTIQUE SALES GROUPE	CASABLANCA, Morocco		41.84	79.87
AMP	BRUSSELS, Belgium		92.42	92.42
ALVADIS	BRUSSELS, Belgium		92.41	100.00
CHAUSSEM	BRUSSELS, Belgium		92.41	99.99
CURTIS CIRCULATION COMPANY	PENNSAUKEN, USA		90.00	90.00
DISTRIBRUGGE	BRUGES, Belgium		92.42	100.00
DISTRIDIJLE	MALINES, Belgium		92.42	100.00
DISTRILIM	HASSELT, Belgium		92.42	100.00
DISTRINEWS	BRUSSELS, Belgium		92.42	100.00
DISTRISUD	LIEGE, Belgium		92.18	99.74
DISTRIVESDRE	VERVIERS, Belgium		78.56	85.00
DISTRIWEST NV	REKKEM, Belgium		92.42	100.00
DUTY FREE ASSOCIATES	114, avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	423 402 312	79.50	100.00
DYNAPRESSE	CAROUGE, Switzerland		62.28	100.00
EURODIS	114, avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	428 705 982	79.34	99.80
HACHETTE DISTRIBUTION & SERVICES	BRUSSELS, Belgium		92.42	100.00
HACHETTE DISTRIBUTION INC.	PENNSAUKEN, USA		100.00	100.00
H.D.S. AUSTRALIA PTY	SYDNEY, Australia		100.00	100.00
H.D.S. CANADA	MONTREAL, Canada		100.00	100.00
H.D.S. DEUTSCHLAND	HUERTH HERMUELHEIM, Germany		100.00	100.00
H.D.S. EINZELHANDEL	DIETZENBACH, Germany		100.00	100.00
H.D.S. POLSKA	WARSAW, Poland		100.00	100.00
H.D.S. RETAIL NORTH AMERICA	NEW YORK, USA		100.00	80.00
H.D.S. RETAIL CZ	PRAGUE, Czech Republic		99.99	100.00
HUNGARO PRESSE	BUDAPEST, Hungary		50.00	50.00
INMEDIO	GDANSK, Poland		100.00	100.00
INTERNATIONALE PRESSE	DIETZENBACH, Germany		75.10	100.00
I.B.D.	OSTENDE, Belgium		92.42	100.00
MARLENE	New Caledonia		39.75	50.00
MUSIC RAILWAILS	52, avenue des Champs-Élysées - 75008 PARIS, France	414 434 431	99.99	100.00
M. TRAFIK	PRAGUE, Czech Republic		99.99	100.00
NAVILLE	CAROUGE, Switzerland		62.28	100.00
O.L.F.	FRIBOURG, Switzerland		62.28	100.00
PAYOT NAVILLE DISTRIBUTION	FRIBOURG, Switzerland		62.28	65.00
PAYOT S.A.	LAUSANNE, Switzerland		62.26	99.97
PETITE PLANETE	114, avenue Charles de Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	403 493 158	79.50	100.00

Company	Head Office	Registration number	% holding	% control
PRESS IMPORT	CORMINBOEUF, Switzerland		62.28	100.00
PRESS RELAY LOGAN	NEW YORK, USA		87.00	87.00
PRESS RELAY / RMD - DELTA	NEW YORK, USA		83.00	83.00
PRESS RELAY WASHINGTON NATIONAL	NEW YORK, USA		90.00	90.00
PRESS-SHOP ALG	BRUSSELS, Belgium		75.54	81.75
RELAIS H	126, rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	542 095 336	100.00	100.00
SAARBACH	HUERTH HERMUELHEIM, Germany		75.10	75.10
SARESCHRI	114, avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE CEDEX, France	418 459 566	39.75	50.00
SCSC	126, rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	431 960 004	100.00	100.00
SIGMA	MADRID, Spain		50.00	100.00
SOCIEDAD GENERAL ESPANOLA DE LIBRERIA (SGEL)	MADRID, Spain		100.00	100.00
SPECIAL INTEREST	DIETZENBACH, Germany		75.10	100.00
VIRGIN MEGA	16, boulevard du Général Leclerc - 92115 CLICHY Cedex, France	432 573 806	100.00	100.00
VIRGIN STORES	16, boulevard du Général Leclerc - 92115 CLICHY Cedex, France	344 260 286	100.00	100.00
HACHETTE DISTRIBUTION SERVICES FRANCE	2, rue Lord Byron - 75008 PARIS, France	389 540 378	100.00	100.00
EXTRAPOLE SA	16, boulevard du Général Leclerc - 92115 CLICHY Cedex	413 653 569	99.99	100.00
LE FURET DU NORD	37, rue Jules Guesde - 59160 LOMME, France	459 500 864	85.89	85.89
LAPKER GROUP				
LAPKER	BUDAPEST, Hungary		80.01	80.01
BAKONYHIR	BUDAPEST, Hungary		80.01	100.00
BUVIHIR	BUDAPEST, Hungary		80.01	100.00
DELHIR	BUDAPEST, Hungary		80.01	100.00
ESZAKHIR	BUDAPEST, Hungary		80.01	100.00
HIRKER	BUDAPEST, Hungary		80.01	100.00
KOROSHIR	BUDAPEST, Hungary		80.01	100.00
PANNONHIR	BUDAPEST, Hungary		80.01	100.00
PELSOHIR	BUDAPEST, Hungary		80.01	100.00
RABAHIR	BUDAPEST, Hungary		80.01	100.00
RONAHIR	BUDAPEST, Hungary		80.01	100.00





Lagardere Active

Company	Head Office	Registration number	% holding	% control
LAGARDERE ACTIVE BROADCAST GROUP				
LAGARDERE ACTIVE BROADCAST	57, rue Grimaldi - 98000 MONACO, France	775 751 779	99.17	99.32
13 PRODUCTION	6 A, rue Crinas Prolongée - 13007 MARSEILLE, France	332 148 303	66.20	100.00
AMAYA-TECHNISONOR	1, rond-point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	542 088 604	66.20	100.00
ATLANTIQUE DROITS AUDIOVISUELS	28, rue François 1er - 75008 PARIS, France	388 301 079	66.20	100.00
ATLANTIQUE PRODUCTIONS	25, rue François 1er - 75008 PARIS, France	324 873 421	66.20	100.00
BELVEDERE PRODUCTIONS	25, rue François 1er - 75008 PARIS, France	350 492 757	66.20	100.00
BR COM	28, rue François 1er - 75008 PARIS, France	421 379 108	66.20	100.00
C.E.R.T.	SAARBRÜCKEN, Germany		98.92	99.74
CANAL J	91 bis, rue du Cherche-Midi - 75006 PARIS, France	343 509 048	32.87	100.00
CANAL J INTERNATIONAL	91 bis, rue du Cherche-Midi - 75006 PARIS, France	342 059 466	32.87	100.00
COMPAGNIE DES CHAINES THEMATIQUES	78, rue Olivier de Serres - 75015 PARIS, France	392 810 263	64.46	100.00
DEMD PRODUCTIONS (formerly PATHE TELEVISION)	27, rue Marbeuf - 75008 PARIS, France	377 608 377	33.15	100.00
D.M.L.S. J	20, rue Pergolèse - 75016 PARIS, France	431 280 460	33.00	50.00
D.M.L.S. TV	20, rue Pergolèse - 75016 PARIS, France	413 155 524	66.00	99.80
EDI POLOGNE	28, rue François 1er - 75008 PARIS, France	420 304 180	59.50	100.00
EDITIONS MUSICALES FRANCOIS 1er	25, rue François 1er - 75008 PARIS, France	381 649 771	66.26	100.00
EUROPA PLUS FRANCE	26 bis, rue François 1er - 75008 PARIS, France	354 076 176	77.35	85.60
EUROPE 1 IMMOBILIER	26 bis, rue François 1er - 75008 PARIS, France	622 009 959	89.16	90.00
EUROPE 1 TELECOMPAGNIE	26 bis, rue François 1er - 75008 PARIS, France	542 168 463	99.04	100.00
EUROPE 2 COMMUNICATION	26 bis, rue François 1er - 75008 PARIS, France	339 696 072	99.13	100.00
EUROPE 2 ENTREPRISES	28, rue François 1er - 75008 PARIS, France	352 819 577	99.13	100.00
EUROPE 2 PRAGUE	PRAGUE, Czech Republic		99.17	100.00
EUROPE AUDIOVISUEL	26 bis. rue François 1er - 75008 PARIS, France	309 001 477	66.20	100.00
EUROPE FM	28. rue François 1er - 75008 PARIS, France	405 188 871	99.16	100.00
EUROPE IMAGES INTERNATIONAL	1. rond-point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	339 412 611	66.20	100.00
EUROPE NEWS	26 bis. rue François 1er - 75008 PARIS, France	343 508 750	99.00	100.00
GMT PRODUCTIONS	27, rue Marbeuf - 75008 PARIS, France	342 171 667	66.20	100.00
HACHETTE PREMIERE & CIE	25, rue François 1er - 75008 PARIS, France	334 805 686	66.20	100.00
HIT FM	28, rue François 1er - 75008 PARIS, France	331 100 446	91.74	90.40
IMAGE & COMPAGNIE	8, place Boulnois -75017 PARIS, France	334 027 620	66.20	100.00
IMAGES ET SON CONSEIL	57, rue Grimaldi - 98000 Monaco		99.17	100.00
INFINITTV	PRAGUE, Czech Republic		99.17	100.00
IRS FRANCE	28, rue François 1er - 75008 PARIS, France	378 394 258	99.15	100.00
J.L.R. PRODUCTIONS	32, rue d'Armaillé - 75017 PARIS, France	384 015 491	66.20	100.00
KANOKO BV	AMSTERDAM, Netherlands		59.50	60.00
LA CHAINE METEO	78, rue Olivier de Serres - 75015 PARIS, France	393 326 285	64.46	100.00
LAGARDERE ACTIVE FM	28, Rue François 1er - 75008 PARIS, France	441 942 760	99.14	100.00
LAGARDERE ACTIVE PUBLICITE	28, rue François 1er - 75008 PARIS, France	383 085 883	99.17	100.00
LAGARDERE ACTIVE PUBLICITE INTERNET	28, rue François 1er - 75008 PARIS, France	407 529 320	99.17	100.00
LAGARDERE ACTIVE PUBLICITE REGIONS	28, rue François 1er - 75008 PARIS, France	329 209 993	99.16	100.00
LAGARDERE ACTIVE RADIO INTERNATIONAL	28, rue François 1er - 75008 PARIS, France	388 404 717	99.17	100.00

Company	Head Office	Registration number	% holding	% control
LAGARDERE ACTIVE RESSOURCES	28, rue François 1er - 75008 PARIS, France	353 057 854	99.17	100.00
LAGARDERE IMAGES	28, rue François 1er - 75008 PARIS, France	334 595 881	64.46	65.00
LAGARDERE IMAGES INTERNATIONAL	1, rond-point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	612 039 164	66.20	100.00
LAGARDERE NETWORKS INTERNATIONAL	1, rond-point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	381 651 744	66.30	100.00
LAGARDERE THEMATIQUES	32, rue François 1er - 75008 PARIS, France	350 787 594	32.87	51.00
LEO PRODUCTIONS	1, rond-point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	383 160 942	66.75	100.00
LES FILMS D'ICI	12, rue Clavel - 75019 PARIS, France	329 460 448	48.32	73.00
LES PRODUCTIONS 22	50, rue Marcel Dassault - 92100 BOULOGNE-BILLANCOURT, France	423 324 862	66.20	100.00
M TELEVISION	28, rue François 1er - 75008 PARIS, France	422 347 989	33.10	100.00
MATCH TV	28, rue François 1er - 75008 PARIS, France	438 604 738	64.44	100.00
MAXIMAL NEWS TELEVISION	28, rue François 1er - 75008 PARIS, France	384 316 907	33.10	100.00
MAXIMAL PRODUCTIONS	28, rue François 1er - 75008 PARIS, France	432 608 313	33.10	100.00
MCM	78, rue Olivier de Serres - 75015 PARIS, France	384 939 484	32.87	100.00
MCM AFRICA	78, rue Olivier de Serres - 75015 PARIS, France	411 205 628	22.03	67.00
MCM BELGIQUE	BRUSSELS, Belgium		32.87	100.00
MEZZO	78, rue Olivier de Serres - 75015 PARIS, France	418 141 685	19.80	60.00
PALETTE PRODUCTION	140, rue de Rivoli - 75001 PARIS, France	398 762 955	49.50	74.80
PARIS NEWS	1, rond-point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	417 778 727	66.20	100.00
PERFORMANCES	28, rue François 1er - 75008 PARIS, France	327 655 551	94.05	94.84
PROMOTION ET SPECTACLES d'EUROPE 1	26 bis, rue François 1er - 75008 PARIS, France	632 042 495	99.50	100.00
REGIE 1	28, rue François 1er - 75008 PARIS, France	383 154 663	50.37	51.00
REGIE RADIO MUSIC	26 bis, rue François 1er - 75008 PARIS, France	341 949 923	99.20	100.00
RFM ENTREPRISES	28, rue François 1er - 75008 PARIS, France	400 283 768	100.00	100.00
RG FREKVENCE 1	PRAGUE, Czech Republic		93.47	94.25
RRM PRAGUE	PRAGUE, Czech Republic		99.17	100.00
SATEL J	91, rue du Cherche-Midi - 75006 PARIS, France	380 200 485	66.20	100.00
SO.COM.HA	10, rue Sadi Carnot - 14000 CAEN, France	347 736 597	99.13	100.00
TELMONDIS	1, rond-point Victor Hugo - 92137 ISSY-LES-MOULINEAUX, France	722 021 631	66.10	99.80
TOP 50	25, rue François 1er - 75008 PARIS, France	307 718 320	66.20	100.00
LAGARDERE ACTIVE BROADBAND				
LAGARDERE ACTIVE	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	428 705 537	100.00	100.00
EUROPE INTERACTIVE	11, rue de Cambrai - 75927 PARIS CEDEX 19, France	415 096 502	100.00	100.00
HACHETTE BOOK GROUP Inc	NEW YORK, USA		100.00	100.00
HACHETTE PRODUCTIONS Inc.	NEW YORK, USA		100.00	100.00
HACHETTE MUTIMEDIA	11, rue de Cambrai - 75927 PARIS CEDEX 19, France	390 287 407	100.00	100.00
LAGARDERE ACTIVE BROADBAND	11, rue de Cambrai - 75927 PARIS CEDEX 19, France	343 611 208	100.00	100.00
LAGARDERE ACTIVE BROADBAND MANAGEMENT	11, rue de Cambrai - 75927 PARIS CEDEX 19, France	420 442 428	100.00	100.00
L.A.N.A.	NEW YORK, USA		100.00	100.00
PLURIMEDIA	11, rue de Cambrai - 75927 PARIS CEDEX 19, France	420 919 904	99.80	99.80
L.H.F.I.	11, rue de Cambrai - 75927 PARIS CEDEX 19, France	399 923 531	100.00	100.00
MUSIC IN EUROPE	11, rue de Cambrai - 75927 PARIS CEDEX 19, France	428 782 536	99.56	100.00



Lagardere Active (continued)

Company	Head Office	Registration number	% holding	% control
PLURIMEDIA SPECTACLES	11, rue de Cambrai - 75927 PARIS CEDEX 19, France	334 937 563	99.96	99.96
RTM PRODUCTIONS	BRENTWOOD, USA		100.00	100.00
TELEVISION HOLDINGS	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	401 570 502	100.00	100.00
LEGION GROUP				
LEGION GROUP SA	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	388 581 555	100.00	100.00
FABIAN HOLDINGS BV	AMSTERDAM, Netherlands		100.00	100.00
GREENLAND INTERACTIVE Ltd	LONDON, United Kingdom		50.00	50.00
LEGION COMMUNICATION TAIWAN COMPANY Ltd	TAIPEI, Taiwan		100.00	100.00
LEGION INTERNATIONAL S.A.	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	399 120 229	100.00	100.00
LEGION UK Ltd	LONDON, United Kingdom		100.00	100.00
LEGION MULTIMEDIA ASIA Pte Ltd	SINGAPORE		100.00	100.00
LEGION TELEKOMMUNIKATION GmbH	DUSSELDORF/FRG, Germany		100.00	100.00

Automobile

Company	Head Office	Registration number	% holding	% control
MATRA AUTOMOBILE	4, rue de Presbourg - 75116 PARIS, France	318 353 661	100.00	100.00
CERAM	8, avenue J. d'Alembert - BP 2 - 78191 TRAPPES, France	393 684 717	99.99	100.00
D3	11, rue Paul Bert - 92400 COURBEVOIE, France	343 952 545	90.00	90.00
MATRA AUTOMOBILE DEVELOPPEMENT	4, rue de Presbourg - 75116 PARIS, France	392 706 305	99.92	99.92

Other Activities

LAGARDERE SCA	4, rue de Presbourg - 75116 PARIS, France	320 366 446		
DARIADE	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	400 231 072	100.00	100.00
DESIRADE	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	402 345 268	100.00	100.00
DIVIANE	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	403 081 722	100.00	100.00
HACHETTE S.A.	4, rue de Presbourg - 75116 PARIS, France	402 345 128	100.00	100.00
HOLPA	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	572 011 526	100.00	100.00
LAGARDERE NORTH AMERICA, Inc	NEW YORK, USA		100.00	100.00
M N C	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	345 078 927	100.00	100.00
M.P. 55	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	344 646 021	100.00	100.00
M.P. 65	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	348 971 854	99.42	99.42
M.P. 98	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	387 941 636	99.42	100.00
MATRA HACHETTE GENERAL	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	348 991 167	100.00	100.00
MATRA PARTICIPATIONS	4, rue de Presbourg - 75116 PARIS, France	303 600 902	100.00	100.00
MATRAVISION INC	NEW YORK, USA		100.00	100.00
SOFRIMO	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	569 803 687	100.00	100.00
SOGEMAT PARTICIPATIONS	121, avenue de Malakoff - 75216 PARIS CEDEX 16, France	337 625 719	100.00	100.00
BANQUE ARJIL & CIE GROUP				
BANQUE ARJIL & CIE	43, rue Vineuse - 75116 PARIS, France	320 366 453	99.92	99.92
ARJIL & ASSOCIATES Ltd	LONDON, United Kingdom		99.92	100.00
ARJIL & ASSOCIES BANQUE	43, rue Vineuse - 75116 PARIS, France	315 782 490	99.92	100.00
ARJIL & CIE ESPAGNE	MADRID, Espagne		99.92	100.00
ARJIL PARTICIPATIONS	43, rue Vineuse - 75116 PARIS, France	380 044 891	99.92	100.00
ARJIM	43, rue Vineuse - 75116 PARIS, France	418 883 203	99.92	100.00
BERYL EXPANSION	43, rue Vineuse - 75116 PARIS, France	352 168 736	99.92	100.00
TRANSIT SYSTEMS GROUP				
MATRA TRANSPORT	4, rue de Presbourg - 75116 PARIS, France	662 000 447	100.00	100.00
MATRA TRANSFINEX	4, rue de Presbourg - 75116 PARIS, France	343 607 255	100.00	100.00
MATRA TRANSIT Inc	ILLINOIS, USA		100.00	100.00
SOFIMATRANS	4, rue de Presbourg - 75116 PARIS, France	325 646 388	100.00	100.00



Proportionally consolidated companies at December 31, 2002

Book Publishing

Company	Head Office	Registration number	% holding	% control
DISNEY HACHETTE EDITION	43, quai de Grenelle - 75015 PARIS, France	384 094 769	50.00	50.00
HARLEQUIN S.A.	83-85, boulevard Vincent Auriol - 75013 PARIS, France	318 671 591	50.00	50.00

Print Media

Company	Head Office	Registration number	% holding	% control
DISNEY HACHETTE PRESSE	10, rue Thierry Le Luron - 92592 LEVALLOIS-PERRET, France	380 254 763	49.99	49.00
ELLE VERLAG	MUNICH, Germany		49.99	50.00
HACHETTE NEXT MEDIAS	SEOUL, Korea		49.99	100.00
SOCIETE DE PRESSE FEMININE	149-151, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	441 174 554	49.98	50.00

Distribution Services

Company	Head Office	Registration number	% holding	% control
LOGAIRE	4, place de Londres BP 10701 - 92726 ROISSY CHARLES DE GAULLE, France	443 014 527	26.19	50.00
NEWSLINK	SYDNEY, Australia		40.00	40.00

Lagardere Active

Company	Head Office	Registration number	% holding	% control
LAGARDERE ACTIVE BROADCAST GROUP				
AUBES PRODUCTIONS	27, rue Marbeuf - 75008 PARIS, France	429 138 019	13.18	20.00
EURO RADIO SAAR	SAARBRÜCKEN, Germany		44.91	45.00
EUROPA PLUS ST PETERSBOURG ZAO	St-PETERSBOURG, Russia		39.45	100.00
EUROPA PLUS ZAO	MOSCOW, Russia		39.45	51.00
EUROZET	WARSAW, Poland		29.15	49.00
RADIO RETRO ZAO	MOSCOW, Russia		19.72	50.00
RADIO STAJCA	WARSAW, Poland		19.53	50.00
RADIOZET	WARSAW, Poland		29.15	100.00
RRM VARSOVIE	WARSAW, Poland		29.15	100.00
STUDIO ZET	WARSAW, Poland		29.15	100.00

Lagardere Active Broadband

Company	Head Office	Registration number	% holding	% control
CYBERTERRE	43, quai de Grenelle - 75015 PARIS, France	434 661 419	49.99	50.00

Automobile

Company	Head Office	Registration number	% holding	% control
MATRA VENTURE COMPOSITES	8, avenue J. d'Alembert - BP 2 - 78191 TRAPPES, France	428 745 681	50.00	50.00

High Technologies

Company	Head Office	Registration number	% holding	% control
EADS and its subsidiaries	AMSTERDAM, Netherlands		15.07	15.07

Other Activities

Company	Head Office	Registration number	% holding	% control
SOGEADE	121, avenue de Malakoff - 75216 PARIS cedex 16, France	401 959 994	50.00	50.00

Companies consolidated under the equity method at December 31, 2002

Book Publishing

Company	Head Office	Registration number	% holding	% control
EDITIONS J'AI LU	84, rue de Grenelle - 75007 PARIS, France	582 039 673	35.33	35.33
LES EDITIONS CEC Inc.	MONTREAL, Canada		50.00	50.00

Print Media

Company	Head Office	Registration number	% holding	% control
BAYARD HACHETTE ROUTAGE	23, rue Baudin - 92300 LEVALLOIS-PERRET, France	384 448 510	50.00	50.01
EXCELSIOR PUBLICITE INTERDECO	23, rue Baudin - 92303 LEVALLOIS-PERRET CEDEX, France	652 033 168	29.99	30.00
EDITIONS PHILIPPE AMAURY	25, avenue Michelet - 93400 SAINT-OUEN, France	552 102 121	24.99	25.00
HACHETTE RIZZOLI INTERNATIONAL COMMUNICATION BV	AMSTERDAM, Netherlands		49.99	50.00
HACHETTE RIZZOLI MAGAZINES	GERAKAS - ATTICA, Greece		24.99	50.00
HOLDING E. PROUVOST	149, rue Anatole France - 92534 LEVALLOIS-PERRET CEDEX, France	383 953 601	41.99	42.00
HAFIBA	37 bis, rue de Villiers - 92200 NEUILLY-SUR-SEINE, France	410 476 592	49.98	50.00
HACHETTE FILIPACCHI AUSTRALIE	SYDNEY, Australia		99.97	100.00
HACHETTE FILIPACCHI MAG SP ZOO	WARSAW, Poland		49.00	99.97
HACHETTE FILIPACCHI POST COMPANY	BANGKOK, Thailand		48.99	49.00
HACHETTE PACIFIC PTY LTD (formerly HFM Pty Ltd)	SYDNEY, Australia		49.98	50.00
LES PUBLICATIONS TRANSCONTINENTAL HACHETTE INC	MONTREAL, Canada		49.98	50.00
MEDIA SUD REGIE	13, rue Louis Pasteur - 92103 BOULOGNE-BILLANCOURT CEDEX, France	401 380 167	49.22	51.00
PUBLIFA	12, rue Ampère - 75017 PARIS, France	429 556 640	50.00	50.00
SEFAM	22, rue Huyghens - 75014 PARIS, France	334 173 093	48.99	49.00
S.E.T.C.	48-50, boulevard Senard - 92210 SAINT-CLOUD, France	378 558 779	38.98	39.00
SOCIETE FRANCAISE D'EDITION DE JOURNAUX ET D'IMPRIMES COMMERCIAUX (S.F.E.J.I.C.)	25, avenue du Président Kennedy - 68000 MULHOUSE, France	945 750 735	20.00	20.01

Distribution Services

Company	Head Office	Registration number	% holding	% control
SKY NEWS ASSOCIATES	NEW YORK, USA		35.00	35.00





Lagardere Active

Company	Head Office	Registration number	% holding	% control
LAGARDERE ACTIVE BROADCAST GROUP				
EUROPE REGIES OUEST	*98, cours Alsace Lorraine - 33000 BORDEAUX, France*	*410 666 150*	*49.00*	*49.00*
EUROPE REGIES SUD OUEST	*16, avenue Henry Fréville - 35200 RENNES, France*	*410 666 150*	*49.00*	*49.00*
JACARANDA	*CENTURION, South Africa*		*15.00*	*15.00*
MULTITHEMATIQUES	*48, quai du Point du Jour - 92659 BOULOGNE-BILLANCOURT, France*	*402 314 140*	*27.42*	*27.42*
RADMARK	*RIVONIA, South Africa*		*33.35*	*33.35*
CANALSATELLITE	*85/89, quai André Citroën - 75711 PARIS Cedex 15, France*	*383 866 795*	*34.00*	*34.00*
LE MONDE INTERACTIF	*16 / 18, quai de la Loire - 75019 PARIS, France*	*419 388 673*	*34.00*	*34.00*

Other Activities

Company	Head Office	Registration number	% holding	% control
C. V. T.	*3, avenue du Centre - 78180 MONTIGNY-LE-BRETONNEUX, France*	*304 233 406*	*24.99*	*25.00*

Non-consolidated companies at December 31, 2002

Print Media

Company	Head Office	% holding	Stockholders' equity at Dec. 31, 2002 (a)	2002 income	Net book value at Dec. 31, 2002	Market value of listed securities
LA DEPECHE DU MIDI	*Avenue Jean-Baylet 31095 TOULOUSE CEDEX 1, France*	*15.02*	*10,837*	*NC*	*11,489*	*N/A*
MIDI LIBRE	*Mas de Grille 34430 SAINT-JEAN-DE-VEDAS, France*	*10.00*	*54,757*	*NC*	*9,814*	*N/A*

Other Activities

Company	Head Office	% holding	Stockholders' equity at Dec. 31, 2002 (a)	2002 income	Net book value at Dec. 31, 2002	Market value of listed securities
RENAULT	*13-15, quai le Gallo 92100 BOULOGNE-BILLANCOURT, France*	*1.26*	*9,296*	*3,111*	*68*	*167*

Net assets Financial position Result

5_6 Parent Company financial statements

Parent company balance sheets at December 31

(in millions €)	2002	2001	2000
Assets			
Current assets			
Cash	*2*	*3*	*18*
Marketable securities	*17*	*10*	*1*
Trade receivables	-	-	*3*
Other receivables, prepayments and deferred charges	*531*	*406*	*404*
Total current assets	**550**	**419**	**426**
Investments in subsidiaries	*3,106*	*3,194*	*3,550*
Other investments and non-current assets	*3,765*	*2,597*	*2,055*
Total investments	**6,871**	**5,791**	**5,605**
Translation difference	*14*	*58*	*41*
Total assets	**7,435**	**6,268**	**6,072**

Liabilities and stockholders' equity

Liabilities			
Trade payables	*5*	*2*	*17*
Borrowings	*2,827*	*1,532*	*1,254*
Amounts due relating to investments	*978*	*870*	*800*
Other payables and deferred income	*10*	*13*	*12*
Translation difference	*12*	*1*	*1*
Reserves for risks and charges	*243*	*318*	*468*
Total liabilities	**4,075**	**2,736**	**2,552**
Permanent funds			
Undated subordinated notes	*416*	*416*	*416*
Total permanent funds	**416**	**416**	**416**
Stockholders' equity			
Common stock	*849*	*846*	*839*
Additional paid-in capital and retained earnings (including net income for the year)	*2,095*	*2,270*	*2,265*
Total stockholders' equity	**2,944**	**3,116**	**3,104**
Total permanent funds and stockholders' equity	**3,360**	**3,532**	**3,520**
Total liabilities and stockholders' equity	**7,435**	**6,268**	**6,072**



Parent company statements of income for the years ended December 31

(in millions €)	2002	2001	2000
Revenues	*2*	*1*	*6*
Operating costs	*(13)*	*(13)*	*(16)*
Operating loss	**(11)**	**(12)**	**(10)**
Interest income, net	*18*	*106*	*114*
Provisions, net	*(126)*	*(107)*	*(29)*
Operating income (loss) after interest	**(119)**	**(13)**	**75**
Non-operating income (expenses), net	*32*	*37*	*(107)*
Preferred remuneration	*(32)*	*(32)*	*(33)*
Income tax credit	*53*	*104*	*66*
Net income (loss)	**(66)**	**96**	**1**

5_7 Statutory Auditors' fees in 2002

(in thousands €)	Mazars & Guérard	%	Barbier Frinault & Autres	%	Mr. Alain Ghez	%
Audit						
– Statutory audit	*1,768*		*2,897*		*93*	
– Ancillary services	*200*		*337*			
Sub-total	**1,968**	**80.3**	**3,234**	**98.9**	**93**	**100**
Other services						
– Legal, tax, human resources	*104*		*37*			
– Other	*379*					
Sub-total	**483**	**19.7**	**37**	**1.1**		
Total	2,451	100	3,271	100	93	100






2002

Corporate Governance 6

Supervision of the Company Remunerations





6_1 General partners, managing partners and Supervisory Board

6_1_0 General presentation

General partners: Jean-Luc Lagardère (until his death on March 14, 2003)
Arjil Commanditée-ARCO
The appointment of Mr. Arnaud Lagardère as general partner will be submitted for approval at the general meeting of May 13, 2003.

Managing partners: Jean-Luc Lagardère (until his death on March 14, 2003)
Arnaud Lagardère, from March 26, 2003
Arjil Commanditée-ARCO,
represented by:
- Philippe CAMUS, Chairman and Chief Executive Officer
- Arnaud LAGARDÈRE, Deputy Chairman and Chief Operating Officer

Supervisory Board during 2002:		First appointed	End of current period of office
Chairman Chairman of the Audit Committee	**Raymond H. Lévy** Honorary Chairman, Renault SA	May 19, 1998	AGM 2004*
Deputy Chairman	**Bernard Esambert** Permanent representative of Lagardère Capital & Management Chairman of the Supervisory Board, Banque Arjil & Cie	May 19, 1998	AGM 2004*
Member of the Board	**Manfred Bischoff** Chairman of the Board of Management, DaimlerChrysler A.G.	May 19, 1998	AGM 2004*
Member of the Board	**Georges Chodron de Courcel** Member of the Executive Committee, BNP PARIBAS	May 19, 1998	AGM 2004*
Member of the Board	**GROUPAMA S.A.** Represented by Mr. Helman le Pas de Sécheval[1] (Chief Financial Officer, GROUPAMA)	May 19, 1998	AGM 2004*
Member of the Board	**Pehr G. Gyllenhammar** Chairman, AVIVA plc (London)	May 19, 1998	AGM 2004*
Member of the Board	**Pierre Lescure** Chairman, AnnaRose Productions	March 22, 2000	AGM 2004*
Member of the Board Member of the Audit Committee	**Christian Marbach** Chairman, Agence des PME	May 19, 1998	AGM 2004*
Member of the Board Member of the Audit Committee	**Bernard Mirat** Former Deputy Chairman and Chief Operating Officer, Société des Bourses Françaises	May 19, 1998	AGM 2004*

Member of the Board Member of the Audit Committee	**Jacques Nivard** Stockbroker, Honorary Chairman, Nivard Flornoy-Fauchier Magnan Durant des Aulnois	May 19, 1998	AGM 2004*
Member of the Board	**Jean Peyrelevade** Chairman and Chief Executive Officer, Crédit Lyonnais	May 19, 1998	AGM 2004*
Member of the Board Member of the Audit Committee	**Didier Pineau-Valencienne** Honorary Chairman, Schneider Electric Vice Chairman, Crédit Suisse First Boston	May 19, 1998	AGM 2004*
Member of the Board	**Felix G. Rohatyn** Former US Ambassador to France	May 23, 2002	AGM 2004*
Member of the Board	**Michel Rouger** Honorary President, Paris Commercial Court	May 19, 1998	AGM 2004*
Censor	**Yves Sabouret** Chief Operating Officer, Nouvelles Messageries de la Presse Parisienne (NMPP)	May 19, 1998	AGM 2004*
Corporate Secretary	**Pierre Leroy** General Counsel and Secretary	May 19, 1998	AGM 2004*

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003
(1) Member of the Audit Committee

6_1_1 General partners, managing partners and members of the Supervisory Board (at March 1, 2003)

General partners
Jean-Luc Lagardère (until his death on March 14, 2003)
4, rue de Presbourg - 75116 Paris, France

Arjil Commanditée-ARCO
A French corporation with capital stock of € 40,000
121, avenue de Malakoff - 75116 Paris, France

The appointment of Mr. Arnaud Lagardère as general partner will be submitted for approval at the general meeting of May 13, 2003.

Managing partners

Jean-Luc Lagardère
4, rue de Presbourg - 75116 Paris, France
Born February 10, 1928
Mr. Jean-Luc Lagardère's term of office as managing partner was renewed for a period of six years from December 30, 1998. It ended upon his death on March 14, 2003.




Positions held by Mr. Jean-Luc Lagardère in other companies:
Chairman, Lagardère (SAS)
121, avenue de Malakoff
75116 Paris, France

Chairman and Chief Executive Officer, Lagardère Capital & Management
121, avenue de Malakoff - 75116 Paris, France

Chairman and Chief Executive Officer, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Chairman of the Board, European Aeronautic Defence and Space Company EADS N.V.
Drentestraat 24, 1083 HK
Amsterdam, The Netherlands

Chairman of the Board, EADS Participations B.V.
Drentestraat 24, 1083 HK
Amsterdam, The Netherlands

Managing director, Lagardère Elevage
Le Pont d'Ouilly - 14690 Ouilly, France

Chairman, France Galop
46, place Abel Gance - 92655 Boulogne Cedex, France

Director, Renault SA
(until January 27, 2003)
34, quai du Point-du-Jour - 92100 Boulogne-Billancourt, France

President, Fondation Hachette
4, rue de Presbourg - 75116 Paris

Member of the Consultative Committee, Banque de France - Paris, France

Arjil Commanditée-ARCO
A French corporation with capital stock of € 40,000
121, avenue de Malakoff - 75116 Paris, France

Represented by **Philippe Camus** and **Arnaud Lagardère**

Arjil Commanditée-ARCO was appointed managing partner for a period of six years from March 17, 1998.

Positions held by Arjil Commanditée-ARCO in other companies: None

Philippe Camus
4, rue de Presbourg - 75116 Paris, France
Born June 28, 1948

Number of Lagardère SCA shares held: 3,808
Number of options to subscribe or acquire shares of Lagardère SCA: 180,000
(weighted average subscription or purchase price: € 39.30)

Chairman and Chief Executive Officer, Arjil Commanditée-ARCO
121, avenue de Malakoff
75116 Paris, France

Other positions held by Mr. Philippe Camus:
Chief Executive Officer, European Aeronautic Defence and Space Company EADS N.V.
Le Carré - Beechavenue 130 132, 1119 PR
Schipol-Rijk, The Netherlands

Chief Executive Officer, EADS Participations B.V.
Drentestraat 24, 1083 HK - Amsterdam, The Netherlands

Chairman, European Aeronautic Defence and Space Company EADS France
37, boulevard de Montmorency - 75016 Paris, France

Chairman, Groupement des Industries Aéronautiques et Spatiales (G.I.F.A.S.)
4, rue Galilée - 75116 Paris, France

Director, Dassault Aviation
9, rond point des Champs Elysées-Marcel Dassault - 75008 Paris, France

Director, Lagardere Active Broadcast
57, rue Grimaldi - MC 98000 Monaco

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92300 Levallois-Perret, France

Director, La Provence
248, avenue Roger Salengro - 13015 Marseille, France

Director, Nice Matin
214, route de Grenoble - 06200 Nice, France

Member of the Supervisory Board, Editions P. Amaury
4, rue Rouget de L'isle - 92130 Issy-les-Moulineaux, France

Permanent representative of Hachette SA to the Board of Directors,
Hachette Distribution Services
4, rue Lord Byron - 75008 Paris, France

Permanent representative of Lagardère SCA
to the Board of Directors, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Director, Crédit Lyonnais
19, boulevard des Italiens - 75002 Paris, France

Arnaud Lagardère*
4, rue de Presbourg - 75116 Paris, France
Born March 18, 1961

Number of Lagardère SCA shares held personally: 44,271
Number of options to subscribe or acquire shares of Lagardère SCA: 270,000
(weighted average subscription or purchase price: € 44.20)

In addition, Mr. Arnaud Lagardère holds the capital stock of Lagardère Capital & Management, which itself holds 5.5% of Lagardère SCA's capital stock.

Deputy Chairman and Chief Operating Officer, Arjil Commanditée-ARCO
121, avenue de Malakoff - 75216 Paris, France

* Mr. Arnaud Lagardère was appointed as managing partner of Lagardère SCA in a personal capacity on March 26, 2003.




Other positions held by Mr. Arnaud Lagardère:

Director, Lagardère (SAS)
121, avenue de Malakoff - 75216 Paris, France

Director and Chief Operating Officer, Lagardère Capital & Management
121, avenue de Malakoff - 75216 Paris, France

Director, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Director, Hachette Livre
43, quai de Grenelle - 75015 Paris, France

Director, Hachette Distribution Services
2, rue Lord Byron - 75008 Paris, France

Member of the Supervisory Board, Virgin Stores
16, boulevard du Général Leclerc - 92115 Clichy, France

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92534 Levallois-Perret, France

Chairman, Lagardere Active (SAS)
121, avenue de Malakoff - 75216 Paris, France

Chairman, Lagardere Active Broadcast
57, rue Grimaldi - 98000 Monaco

Chairman, Lagardere Active Publicité (SNC)
28, rue François 1er - 75008 Paris, France

Permanent representative of Lagardere Active Publicité
to the Board of Directors, Lagardere Active Radio International
28, rue François 1er - 75008 Paris, France

Chairman, Lagardère Images (SAS)
28, rue François 1er - 75008 Paris, France

Chairman and Chief Executive Officer, Lagardère Thématiques
28, rue François 1er - 75008 Paris, France

Co-Manager, I.S.-9
28, rue François 1er - 75008 Paris, France

Director, multiThématiques
(until December 20, 2002)
48, quai du Point du Jour - 92100 Boulogne-Billancourt, France

Representative of Hachette SA
to the Management Committee, SEDI TV - TEVA
89, avenue Charles de Gaulle
92200 Neuilly-sur-Seine, France

Director, CanalSatellite
85/89, quai André Citroën
75015 Paris, France

Chairman, Lagardere Active Broadband (SAS)
11, rue de Cambrai - 75019 Paris, France

Director, Matra Hachette Général (SAS)
121, avenue de Malakoff - 75216 Paris, France

Director, Lagardère Sociétés (SAS)
121, avenue de Malakoff - 75216 Paris, France

Deputy-Chairman of the Supervisory Board,
Banque Arjil & Cie (SCA)
43, rue Vineuse - 75016 Paris, France

Manager, Lagardère Elevage
Le Haut d'Ouilly - 14690 Point d'Ouilly, France

Administrator, Fondation Hachette
4, rue de Presbourg - 75116 Paris, France

Manager, Nouvelles Messageries de la Presse Parisienne
58, rue Jacques Hillairet - 75012 Paris, France

Director, Société d'Agences et de Diffusion
33, rue Hénard - 75012 Paris, France

Director, France Télécom
(from end February 2003)
6, place d'Alleray - 75015 Paris, France

Members of the Supervisory Board

Raymond H. Lévy
40, rue de Garches - 92420 Vaucresson, France
Born June 28, 1927

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Chairman of the Audit Committee
Number of Lagardère SCA shares held: 15,230

Chairman of the Supervisory Board, Sogéade
121, avenue de Malakoff - 75116 Paris, France

Director, Sogéade Gérance
121, avenue de Malakoff - 75116 Paris, France

Director, Renault Finance
Avenue de Rhodanie 48 - 1007 Lausanne, Switzerland

Director, Louis Dreyfus Citrus
87, avenue de la Grande Armée - 75116 Paris, France

Mr. Raymond H. Lévy is also Honorary Chairman of Renault SA.

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003





Manfred Bischoff
81663 Munich - Germany
Born April 22, 1942

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Number of Lagardère SCA shares held: 150

Member of the Board of Management,
DaimlerChrysler AG
Stuttgart, Germany

Chairman of the Board, EADS N.V.
Amsterdam, The Netherlands

Member of the Board, EADS Participations B.V.
Amsterdam, The Netherlands

Member of the Board, Mitsubishi Motors Corporation
Tokyo, Japan

Chairman of the Supervisory Board, DaimlerChrysler Aerospace AG
Ottobrunn, Germany

Chairman of the Supervisory Board, DaimlerChrysler Luft- und Raumfahrt Holding AG
Munich, Germany

Chairman of the Supervisory Board, EADS Deutschland GmbH
Ottobrunn, Germany

Chairman of the Supervisory Board, MTU Aero Engines GmbH
Munich, Germany

Member of the Supervisory Board, Fraport AG
Frankfurt, Germany

Member of the Supervisory Board, J.M. Voith AG
Heidenheim, Germany

Georges Chodron de Courcel
23, avenue Mac Mahon - 75017 Paris, France
Born May 20, 1950

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Number of Lagardère SCA shares held: 150

Member of the Executive Committee, BNP PARIBAS

Head of Banque de Financement et d'Investissement BNP PARIBAS,
16, boulevard des Italiens - 75450 Paris Cedex 09, France

Director, Bouygues
90, avenue des Champs-Elysées
75008 Paris, France

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003

Director, Scor SA
1, avenue du Général de Gaulle - 92074 Paris La Défense Cedex, France

Director, Nexans
16, rue Monceau - 75008 Paris, France

Director, Alstom
25, avenue Kléber - 75116 Paris, France

GROUPAMA SA[1]
A French corporation with capital stock of € 1,239,777,322
8/10, rue d'Astorg - 75008 Paris, France

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Number of Lagardère SCA shares held: 150

Represented by Mr. Helman le Pas de Sécheval
Chief Financial Officer, Groupama
Born January 21, 1966

Positions held by Mr. Helman le Pas de Sécheval:
Chairman of the Supervisory Board, Société Immobilière FINAMA
22/28, rue Joubert - 75009 Paris, France

Chairman of the Supervisory Board, FINAMA Asset Management
25, rue de Courcelles - 75008 Paris, France

Deputy Chairman of the Supervisory Board, Banque FINAMA
157, boulevard Haussmann - 75008 Paris, France

Director, GAN ITALIA VITA
Via Guidubaldo Del Monte, 45 - 00197 Rome, Italy

Director, GAN ITALIA SPA
Via Guidubaldo Del Monte, 45 - 00197 Rome, Italy

Permanent representative of Gan Assurances
to the Supervisory Board, LOCINDUS

Permanent representative of Caisse Centrale des Assurances Mutuelles Agricoles
to the Board of Directors, SILIC

Pehr G. Gyllenhammar
AVIVA plc
St Helen's, 1 Undershaft
London EC3P 3DQ, United Kingdom
Born April 28, 1935

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Number of Lagardère SCA shares held: 150

* Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003
(1) A list of all positions and appointments held by GROUPAMA SA as manager, director, member of the Management Board or member of the Supervisory Board in other companies is available for inspection at 121, avenue de Malakoff - 75116 Paris, France.





Chairman of the Board of Directors,
AVIVA plc (formerly CGNU plc)
London, United Kingdom

Chairman of the Board of Directors,
Svenska Skeppshypotekskassan (Swedish Ships' Mortgage Bank)
Gothenburg, Sweden

Chairman, Reuters Founders Share Company Ltd
London, United Kingdom

Member, International Advisory Board,
Nissan-Renault - Tokyo, Japan

Member, International Advisory Group
Toshiba Corporation
Tokyo, Japan

Lagardère Capital & Management
A French corporation with capital stock of € 334,080
121, avenue de Malakoff - 75116 Paris, France

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)

Positions held by Lagardère Capital & Management: None
Represented by Mr. Bernard Esambert
Born July 7, 1934
Number of Lagardère SCA shares held: 36,203 shares registered in the name of Mr. Esambert

Positions held by Mr. Bernard Esambert:
Deputy Chairman of the Supervisory Board, Lagardère SCA
4, rue de Presbourg - 75116 Paris, France

Chairman of the Supervisory Board, Banque Arjil & Cie
3, rue Vineuse - 75016 Paris, France

Chairman of the Supervisory Board, Arjil & Associés Banque
3, rue Vineuse - 75016 Paris, France

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92300 Levallois-Perret, France

Director, Compagnie de Saint-Gobain
Immeuble les Miroirs - 18, avenue d'Alsace - 92400 Courbevoie, France

Chairman, Pierre Fabre
Le Carla, Burlats - 81106 Castres Cedex, France

Director, Bolloré
Odet - 29500 Ergue-Gaberic, France

Member, Collège de la COB
17, place de la Bourse - 75082 Paris Cedex 2, France

(*) Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003

President, Fondation Française pour la Recherche sur l'Epilepsie

President, Fédération pour la Recherche sur le Cerveau

Vice-President, Institut de l'Entreprise

Administrator-Treasurer, Fondation Touraine

Administrator-Treasurer, Association Georges Pompidou

Honorary President, Institut Pasteur

Pierre Lescure
8, avenue Raphaël - 75016 Paris, France
Born July 2, 1945

First appointed: March 22, 2000
End of current period of office: AGM 2004 (*)
Number of Lagardère SCA shares held: 150

Chairman and Chief Executive Officer, Le Monde Presse
16-18, quai de la Loire - 75019 Paris, France

Chairman, AnnaRose Productions (SAS)
8, avenue Raphaël - 75016 Paris, France

Director, Havas Advertising
84, rue de Villiers - 92683 Levallois-Perret Cedex, France

Member of the Supervisory Board, Le Monde
21 bis, rue Claude Bernard - 75005 Paris, France

Member of the Board of Directors, Thomson SA
46, quai Alphonse Le Gallo - 92648 Boulogne-Billancourt Cedex

Christian Marbach
17, avenue Mirabeau - 78600 Maisons-Laffitte, France
Born October 9, 1937

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Member of the Audit Committee
Number of Lagardère SCA shares held: 206

Ingénieur Général des Mines Honoraire

Chairman, Agence des PME
28, boulevard Haussmann - 75008 Paris, France

Director, Compagnie Générale de Géophysique (C.G.G.)
1, rue Léon Migaux - 91300 Massy, France

Director, Ondéo-Degrémont
183, avenue du 18 Juin 1940 - 92500 Rueil-Malmaison, France

(*) Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003





Director, Erap
6, rue Jean Jaurès - 92807 Puteaux Cedex, France

Director, Safege
Parc de l'Ile - 15, rue du Port - 92000 Nanterre, France

Censor, Sofinnova
17, rue de Surène - 75008 Paris, France

Bernard Mirat
91, avenue de la Bourdonnais - 75007 Paris, France
Born July 3, 1927

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Member of the Audit Committee
Number of Lagardère SCA shares held (with Mrs Mirat): 2,250

Vice-Chairman of the Supervisory Board, G.T. Finance
16, place de la Madeleine - 75008 Paris, France

Director, Fimalac
97, rue de Lille - 75007 Paris, France

Director, Minerais & Engrais SA
97, rue de Lille - 75007 Paris, France

Director, FITCH France SA
25, rue Murillo - 75008 Paris, France

Censor, Holding Cholet-Dupont
16, place de la Madeleine - 75008 Paris, France

Jacques Nivard
3, avenue Elisée-Reclus - 75007 Paris, France
Born May 5, 1929

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Member of the Audit Committee
Number of Lagardère SCA shares held: 1,515

Honorary Chairman, Nivard Flornoy Fauchier-Magnan Durant des Aulnois
47, avenue George V - 75008 Paris, France

Jean Peyrelevade
19, boulevard des Italiens - 75002 Paris, France
Born October 24, 1939

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Number of Lagardère SCA shares held: 2,160

Chairman and Chief Executive Officer, Crédit Lyonnais
19, boulevard des Italiens - 75002 Paris, France

(*) Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003

Director, Bouygues
2, avenue des Champs Elysées - 75008 Paris, France

Director, Suez
16, rue de la Ville-l'Évêque - 75383 Paris Cedex, France

Director, L.V.M.H.
30, avenue Hoche - 75008 Paris, France

Didier Pineau-Valencienne
64, rue de Miromesnil - 75008 Paris, France
Born March 21, 1931

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Member of the Audit Committee
Number of Lagardère SCA shares held: 350

Senior Advisor, Crédit Suisse First Boston

Chairman and Partner, PEP – Private Equity Partners, Paris, France

Director, Wendel Investissement (formerly CGIP)
89, rue Taitbout - 75009 Paris, France

Director, AON
4, rue Kléber - 92697 Levallois-Perret Cedex, France

Director, Fleury Michon
Route de la Gare - BP 1 - 85707 Pouzanges Cedex, France

Director, Swiss Helvetia Fund, USA
1270 avenue of the Americas - Suite 400 - New-York, NY 10020, USA

Member of the Supervisory Board, Aventis

Member of the Advisory Board, Booz Allen & Hamilton, USA

Member of the Board of Overseers,
Tuck School of Business Administration - Dartmouth College

Member of the Trustees, American University of Paris

Member of the Trustees, IASC, USA

Advisor, Centre d'Enseignement Supérieur de la Marine

Chairman of the International Consultative Committee,
Ecole Supérieure de Commerce
(ESC) Nantes Atlantique

Honorary Chairman, Schneider Electric
5, rue Nadar - 92500 Rueil-Malmaison, France

Honorary Chairman, Square D

(*) Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003




Administrator, AFEP
63, rue de la Boétie - 75008 Paris, France

Administrator, BIPE Association
6, place Abel Gance - 92100 Boulogne, France

Honorary President, Association HEC

Honorary President, Institut de l'Entreprise

Executive lecturer, HEC

Felix G. Rohatyn
30 Rockefeller Plaza
New-York, NY 10020, USA
Born May 29, 1928

First appointed: May 21, 2002
End of current period of office: AGM 2004 (*)
Number of Lagardère SCA shares held: 150

Former US Ambassador to France

Chairman, Rohatyn Associates LLC
30 Rockefeller Plaza
New-York, NY 10020, USA

Chairman, Aton Pharma
777 Old Saw Mill River Road - Tarrytown, NY 10591, USA

Member of the Supervisory Board, Fiat S.p.a.
250 via Nizza - Turin, Italy

Director, Suez
16, rue de la Ville-l'Evêque - 75383 Paris Cedex, France

Director, L.V.M.H.
30, avenue Hoche - 75008 Paris, France

Member of the Supervisory Board, Publicis Groupe SA
133, avenue des Champs Elysées - 75008 Paris, France

Trustee, Center for Strategic and International Studies
Washington D.C., USA

Bachelor of Science (physics)

Michel Rouger
140, boulevard Haussmann - 75008 Paris, France
Born December 8, 1928

First appointed: May 19, 1998
End of current period of office: AGM 2004 (*)
Number of Lagardère SCA shares held: 152

(*) Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003

Chairman, PROMEGA SAS
140, boulevard Haussmann - 75008 Paris, France

Manager, Michel Rouger Conseil SARL
36, rue André Breton - 91250 Saint-Germain-Lès-Corbeil, France

Director, Bouygues SA
90, avenue des Champs Elysées - 75008 Paris, France

Director, De Boeck Diffusion SA
7, rue Jacquemont - 75017 Paris, France

Director, Compagnie Financière M.I. 29 SA
29, rue de Monceau - 75008 Paris, France

Member of the Supervisory Board, CENTURIA SAS
35/39, rue d'Anjou - 75008 Paris, France

Honorary President, Paris Commercial Court

6_1_2 | Corporate governance

Both French law and the specificities of its by-laws give Lagardère SCA, a French limited partnership with shares, a very modern structure that is perfectly suited to meet the demands of corporate governance as it answers in the best possible way the two basic principles of establishing a clear distinction between management and control while associating very closely shareholders to the company's operations and progress.

This structure is characterized as follows:

- It establishes a very clear distinction between the managing partners, who are responsible for the running of the business, and the Supervisory Board which represents the shareholders. The managing partners are not members of the Supervisory Board, and the general partners do not take part in appointing the members of the Supervisory Board.
- The Supervisory Board is entitled to oppose the appointment of a managing partner or the renewal of his appointment by the general partners. The final decision is vested in the ordinary general meeting (see last section of sub-paragraph 2 of paragraph 3.1.12 Powers of the Supervisory Board). The term of office of a managing partner cannot exceed six years but may be renewed.
- The two general and managing partners' unlimited liability to the full extent of their assets is evidence of the proper balance between financial risk, power and responsibility.
- The Supervisory Board is entitled to receive the same information and wields the same powers as the Statutory Auditors.
- The Supervisory Board must report to the meeting of shareholders on any operation entailing an increase or a decrease in the capital stock.

It consequently obviates the confusion, for which French corporations (*sociétés anonymes*) are criticized, between the role of the Chairman and Chief Executive Officer (*Président Directeur-Général*) and the Board of Directors of which he is a member.

The membership of the Supervisory Board guarantees the Board's competence, independence and availability to represent the shareholders. A list of members, together with their age and the principal positions and appointments held by each of them on March 1, 2003 is shown above (see paragraph 6_1_1).

With the exception of Mr. Bernard Esambert, Chairman of the Supervisory Board of Banque Arjil & Cie, none of the 14 members is otherwise part of the Group or a representative of a company in which an interest is held by the Group.





In addition to Mr. Raymond H. Lévy, its Chairman, seven of its members in 2002 were "independent" directors within the meaning of the Viénot and Bouton reports on corporate governance in France. In other words, none of these members holds an executive position in a Group company; represents a major shareholder of the Company; nor is connected to a significant and longstanding industrial, commercial or financial partner of the Company. These seven members are:

- Mr. Pehr G. Gyllenhammar, Chairman of AVIVA plc (London);
- Mr. Christian Marbach, former Chairman of Agence Nationale pour la Valorisation de la Recherche, a specialist in industrial research and innovation;
- Mr. Bernard Mirat, former Deputy Chairman and Chief Operating Officer of Société des Bourses Françaises;
- Mr. Jacques Nivard, former Chairman of a French brokerage firm, and as such close to the views of individual shareholders;
- Mr. Didier Pineau-Valencienne, Honorary Chairman of Schneider Electric;
- Mr. Felix Rohatyn, former US Ambassador to France;
- Mr. Michel Rouger, Honorary President of the Paris Commercial Court.

Other members represent the Company's most important longstanding shareholders. One of them (DaimlerChrysler) is also the Group's industrial partner. Their senior executives contribute their knowledge of international affairs to the work of the Board.

Apart from the most valuable capabilities that are displayed by the Board, in 2002 it included a significant proportion of "independent" directors (7 out of 14) and an important international element, thanks to the high-ranking personalities who have accepted to join the Supervisory Board.

Lagardère Group does not hold interests in any of the companies that are directly or indirectly represented on its Supervisory Board. None of its managing partners and none of its senior executives is otherwise a member of these companies' managing bodies.
Mr. Philippe Camus is a director of Crédit Lyonnais, whose Chairman and Chief Executive Officer, Mr. Jean Peyrelevade, is also a member of the Supervisory Board of Lagardère SCA.

The Supervisory Board works along several principles that have been forged by practice:

- It systematically holds a meeting every six months to review the financial statements and situation of the Group, its business operations and outlook, and to discuss its strategy. This meeting is conducted in the presence of the Group's principal senior executives.

The Board may hold other meetings either at its own initiative, or at the request of the managing partners, to discuss any issue considered useful.
Overall, the rate of attendance at the meetings held in 2002 was 81.5%.

- An Audit Committee of the Supervisory Board meets at regular intervals with a predetermined agenda. This Committee is chaired by Mr. Raymond H. Lévy and includes Messrs Helman le Pas de Sécheval, Christian Marbach, Bernard Mirat, Jacques Nivard and Didier Pineau-Valencienne. It reports on its work and findings to the Supervisory Board. Four meetings were held by the Audit Committee in 2002.

The Audit Committee's tasks include the review of:

- the annual and half yearly financial statements,
- the conditions and work programs of the Statutory Auditors together with the findings of their audit, and also ascertaining their independence,
- the work program and the objectives of the Group's Internal Auditors,
- the internal and other control procedures,
- any situation entailing the Group's exposure to significant risk.

In December 1997, Lagardère Group set up a Shareholders' Consultative Committee to gain better knowledge of the expectations and suggestions of its shareholders principally in the field of financial communication.
This Committee is comprised of 12 people, in addition to the managing partners, a member of the

Supervisory Board (Mr. Bernard Mirat), and several members of general management. The members are:

- 9 representatives of individual shareholders (including a shareholder who is also an employee), volunteers selected on the basis of competence and representativity by region, age and sex;
- 1 representative of a shareholder association;
- 2 representatives of corporate shareholders (French and non-French).

Topics already discussed with Group management include: the reference document, the annual general meeting, meetings with French shareholders outside Paris, the change to the euro, the web site and Letters to the Shareholders.

6_2 Interests of members of the Supervisory Board, managing partners and members of other managing bodies

6_2_0 Remuneration and benefits in kind granted by the Company and other Group companies in 2002 to members of the Supervisory Board and to the managing partners and members of other managing bodies

6_2_0_1 Overall information

Remuneration of the members of the Supervisory Board

- The combined general meeting of May 23, 2002 fixed a total amount of € 460,000 to be paid each year to members of the Supervisory Board as attendance fees.
- To each member of the Supervisory Board is paid a basic remuneration of € 20,000. Members who are also members of the Audit Committee are entitled to receive an additional amount, and the Chairman of the Supervisory Board and of the Audit Committee is entitled to receive an amount equal to twice the basic remuneration.

Remuneration of the managing partners and members of other managing bodies

The managing partners are not entitled to any specific remuneration in that capacity.

Salaries paid to the members of the Group's Management Committee (Messrs J.L. Lagardère, Camus, D'Hinnin, Esambert, Funck-Brentano, Gergorin, Gut, A. Lagardère, Leroy, de Roquemaurel) for the positions held by them in the Lagardère Group (excluding EADS) are entirely borne by their employer, Lagardère Capital & Management (see paragraph 6.2.2). However, considering the positions held by Messrs Camus, Gergorin and Gut in EADS N.V. and their relative importance, substantially all of the salaries paid to them in 2002 were borne by EADS. In addition, a total of € 115,413 was paid during 2002 to the persons concerned as attendance fees in their capacity as members of the Boards of Directors of Group companies.

6_2_0_2 Information by beneficiary - Total remuneration and benefits in kind paid by the Company and other Group companies in 2002, directly or indirectly, to each member of the Supervisory Board and to the managing partners and members of other managing bodies

Managing partners

- **Mr. Jean-Luc Lagardère** received a gross remuneration of € 2,426,141 from Lagardère Capital & Management in 2002, ie. a net amount of € 2,193,619 after deducting social security charges, unchanged from the previous year. In addition, in consideration for his position as Chairman of the Board, he received a gross amount of € 263,000 from EADS N.V., a Dutch company 15.07%-owned by Lagardère.

- **Mr. Philippe Camus**, in his capacity as Chief Executive Officer of EADS, receives substantially all of his remuneration from this group and received a gross remuneration of € 1,816,281 in 2002 (including € 57,399 for prior period adjustments). Also in 2002, he received a gross remuneration of € 77,000, ie. a net amount of € 70,185 after deducting social security charges (€ 69,634 in





2001), from Lagardère Capital & Management, and attendance fees in the amount of € 6,100 from Hachette Filipacchi Médias.

- **Mr. Arnaud Lagardère** received a gross remuneration of € 993,552, ie. a net amount of € 879,356 after deducting social security charges (€ 809,994 in 2001), from Lagardère Capital & Management in 2002. In his capacity as director or member of the Supervisory Boards of several other Group companies he also received attendance fees totaling € 10,792.

Members of the Supervisory Board

Attendance fees paid to members of the Supervisory Board in 2002 were as follows (in euros):

• Raymond H. Lévy	63,751
• Lagardère Capital & Management	15,938
• Manfred Bischoff	15,938
• Georges Chodron de Courcel	15,938
• GROUPAMA SA	15,938
• Pehr G. Gyllenhammar	15,938
• Pierre Lescure	15,938
• Christian Marbach	31,876
• Bernard Mirat	31,876
• Jacques Nivard	31,876
• Jean Peyrelevade	15,938
• Didier Pineau-Valencienne	31,876
• Felix G. Rohatyn	–
• Michel Rouger	15,938

Mr. Raymond H. Lévy also received from the Group a gross amount of € 190,242 in consideration for his advisory services.

In 2002, Mr. Bernard Esambert, permanent representative of Lagardère Capital & Management to the Supervisory Board, received a gross remuneration of € 590,501, entirely borne by that company. In his capacity as director or member of the Supervisory Boards of several other Group companies he also received attendance fees totaling € 22,323.

Other members of or permanent representatives to the Supervisory Board received no other compensation from the Group in 2002.

6_2_1 Options to subscribe for or to acquire shares of the Company and other Group companies (at December 31, 2002)

6_2_1_1 Overall information - Options to subscribe for or to acquire shares of the Company granted to members of the Supervisory Board and members of other managing bodies

Date of meeting Date of grant and *exercise price*	Number of options *granted*	Number of beneficiaries	Options exercised	Options remaining	Options canceled	Number of beneficiaries *remaining*	Date of exercise
Subscription options							
June 23, 1995 Nov. 30, 1995 € 14.18 (FRF 93.00)	*135,000*	*7*	*135,000* [1]	*0*	*0*	*0*	*Nov. 30, 1997 to Nov. 29, 2002*
May 30, 1997 Nov. 26, 1997 € 24.39 (FRF 160.00)	*206,000*	*7*	*30,000* [2]	*176,000*	*0*	*6*	*Nov. 26, 1999 to Nov. 25, 2004*
May 30, 1997 Oct. 30, 1998 € 27.44 (FRF 180.00)	*224,000*	*8*	*0*	*224,000*	*0*	*8*	*Oct. 30, 2000 to Oct. 29, 2005*
May 30, 1997 Dec. 10, 1999 € 44 (FRF 288.62)	*250,000*	*7*	*0*	*250,000*	*0*	*7*	*Dec. 10, 2001 to Dec. 10, 2006*
May 23, 2000 Dec. 18, 2000 € 63 (FRF 413.25)	*205,000*	*8*	*0*	*205,000*	*0*	*8*	*Dec. 18, 2002 to Dec. 17, 2007*
Sub-total	**1,020,000**		**165,000**	**855,000**			
Purchase options							
May 23, 2000 Dec. 19, 2001 € 47 (FRF 308.30)	*195,000*	*7*	*0*	*195,000*	*0*	*7*	*Dec. 19, 2003 to Dec. 18, 2008*
May 23, 2000 Dec. 19, 2002 € 52.02 (FRF 341.23)	*195,000*	*7*	*0*	*195,000*	*0*	*7*	*Dec. 19, 2004 to Dec. 19, 2009*
Total	**1,410,000**		**165,000**	**1,245,000**	**0**		

(1) Of which 40,000 options exercised in 2002.
(2) Options exercised prior to 2002.

All the members of the Group's Management Committee benefited from the options described in the above table.

6_2_1_2 Information by beneficiary - Options granted to and exercised by the managing partners and by members of the Supervisory Board

Managing partners

• Mr. Jean-Luc Lagardère : none.
Mr. Jean-Luc Lagardère did not hold any options to subscribe for or to purchase shares in the Company nor in any other Group company.

• Mr. Philippe Camus received in 2002:
- 20,000 options to purchase Lagardère shares, exercisable at the price of € 52.02 between December 19, 2004 and December 19, 2009.
- 135,000 options to subscribe for EADS shares, exercisable at the price of € 19.96, half of them from September 7, 2004 and the other half from August 9, 2005, and in all cases before August 8, 2012.





- Mr. Arnaud Lagardère received in 2002, 50,000 options to purchase Lagardère shares, exercisable at the price of € 52.02 between December 19, 2004 and December 19, 2009.

Also in 2002, he exercised, at a unit price of € 14.18 per share, 20,000 options to subscribe for Lagardère shares that had been granted to him on November 30, 1995, and which could be exercised between November 30, 1997 and November 29, 2002.

Members of the Supervisory Board: None

6_2_2 Transactions concluded with the members of the Supervisory Board and with the general partners and managing partners

Lagardère Capital & Management, controlled and chaired by Mr. Jean-Luc Lagardère, now replaced by his son Arnaud (who is also a managing partner of Lagardère SCA), has been the material embodiment of the Group since 1988. Lagardère Capital & Management provides an array of management resources and skills to both the Group and each of its component parts, with the following aims:
- over the long term, to guarantee that the Group's operating businesses have the environment required for expansion,
- to bring them the economic and financial power of a Group with sales of over € 13 billion,
- to supply strategic planning and operational services, coupled with high quality management services, including principally:
  - Designing and developing economic, political and financial strategic scenarios; providing project management skills.
  - Providing research and follow up concerning major markets and their evolution; assessing factors in different market environments that may create new opportunities.
  - Keeping a watchful eye on potential investments, divestments and development of alliances with other companies.
  - Managing business negotiations such as divestments, mergers and acquisitions.
  - Orchestrating corporate operations, including state-of-the-art finance and capital management techniques.
  - Establishing and maintaining relations in banking and finance, with particular attention to the characteristics of the various countries in which the Group does or plans to do business.
  - Enhancing human resources by attracting high-potential management personnel.
  - Providing overall management of the Group's image.

To attain these goals and accomplish its mission, Lagardère Capital & Management employs the principal managers forming the Group's Management Committee.

The role of the Management Committee is to develop and ensure the application of Group strategy, to take the resultant necessary decisions and implement them globally at Parent Company level and in the different business activities. Lagardère Capital & Management is responsible for paying the entire pay package and related working expenses of its managers, and the fees of outside French or international consultants possibly required.

Since 1988, Lagardère Capital & Management's mission has been carried out within the framework of its agreements with Matra and Hachette (which merged in 1992, and subsequently merged with Lagardère SCA in 1996). These agreements are described each year in the Auditors' special report published in the annual report.

Under these agreements, Lagardère Capital & Management received, until July 1, 1999, a fixed service fee amounting to 0.2% of consolidated sales, not including sales revenues from the Distribution Services operations. Service fees from these operations are determined based on gross operating margin.

Since June 1999, the Group's structure has changed significantly following the merger of its High

Technologies business activities with Aerospatiale Matra, and the formation of EADS (see pages 45 and 46).

Lagardère Group is therefore no longer directly responsible for the management of the High Technologies activities. Its involvement is now a matter of developing a global strategy for EADS. The role of Lagardère Capital & Management, on behalf of the Group and in the new context, is to ensure the safeguard of the Group's interest as a controlling but not majority shareholder, and to procure advice and services ensuring its strategic contribution thereby enhancing the value of its investment.

Under these conditions, it appeared that the remuneration, provided for in the 1988 agreements, was not really suitable and a decision to revise the formula has been taken.
The rider introducing the change was examined by the Audit Committee on behalf of the Supervisory Board and approved in their session on March 22, 2000.
It was approved by the annual general meeting of May 23, 2000. It was effective as of July 1, 1999, and the corresponding remuneration was included in the accounts of Lagardère Capital & Management as of that date.

The new remuneration package chosen dissociates:

- Direct Group activities, Media and Automobile, which continue to bring in service fees equal to 0.2%[1] of their sales, under the same conditions as before.
- The holding in EADS – or any other entity replacing it – is considered as an asset rather than a business activity and provides a service fee of 0.1% of the average market value of stocks held by the Group in that company.

In 2002, Lagardère Capital & Management received € 13.12 million from the Group, compared to € 14.8 million in 2001. After deducting payroll costs of € 6.83 million, or € 8.66 million including social security charges, and other support and outside resources costs borne by Lagardère Capital & Management under the above agreements, this left operating income after tax from the above contracts of € 0.32 million.



(1) Excluding HDS (see page 37).





6_3 Employee profit-sharing and incentive plans

6_3_1 Employee profit-sharing and incentive agreements

These agreements are signed in each Group company individually.

6_3_2 Options granted to employees to subscribe for or to acquire shares of the Company (at December 31, 2002)

(including options described in 6_2_1_1)

Date of meeting Date of grant and exercise price	Number of options granted	Number of beneficiaries	Options exercised	Options remaining	Options canceled	Number of beneficiaries remaining	Date of exercise
Subscription options							
June 23, 1995 Nov. 30, 1995 € 14.18 (FRF 93.00)	*1,591,000*	*555*	*1,453,750*	*137,250*	*137,250*	*0*	*Nov. 30, 1997 to Nov. 29, 2002*
May 30, 1997 Nov. 26, 1997 € 24.39 (FRF 160.00)	*1,824,750*	*611*	*612,502*	*1,212,248*	*0*	*427*	*Nov. 26, 1999 to Nov. 25, 2004*
May 30, 1997 Oct. 30, 1998 € 27.44 (FRF 180.00)	*1,671,750*	*558*	*230,645*	*1,441,105*	*0*	*486*	*Oct. 30, 2000 to Oct. 29, 2005*
May 30, 1997 Dec. 10, 1999 € 44 (FRF 288.62)	*1,300,800*	*696*	*4,850*	*1,295,950*	*0*	*693*	*Dec. 10, 2001 to Dec. 10, 2006*
May 23, 2000 Dec. 18, 2000 € 63 (FRF 413.25)	*1,254,500*	*458*	*0*	*1,254,500*	*0*	*458*	*Dec. 18, 2002 to Dec. 17, 2007*
Sub-total	**7,642,800**		**2,301,747**	**5,341,053**	**137,250**		
Purchase options							
May 23, 2000 Dec. 19, 2001 € 47 (FRF 308.30)	*1,258,000*	*421*	*0*	*1,258,000*	*0*	*421*	*Dec. 19, 2003 to Dec. 18, 2008*
May 23, 2000 Dec. 19, 2002 € 52.02 (FRF 341.23)	*1,299,000*	*416*	*0*	*1,299,000*	*0*	*416*	*Dec. 19, 2004 to Dec. 19, 2009*
Total	**10,199,800**		**2,301,747**	**7,898,053**	**137,250**		

6_3_3 Options granted to employees to subscribe for or to acquire shares of other Group companies (*) (at December 31, 2002)

Date of meeting Date of grant	Exercise price (€)	Date of exercice	Number of options granted	Number of beneficiaries	Number of options lapsed	Number of options remaining	Period of repurchase (1)(5)
Hachette Livre							
Dec. 22, 1995 Dec. 22, 1995	632.51	Dec. 28, 1998 to Dec. 28, 2003	13,550 (6)	75	3,950	2,415	Dec. 28, 1998 to Dec. 27, 2005
Dec. 22, 1995 Dec. 22, 1996	698.37	Dec. 28, 1999 to Dec. 27, 2004	900	3	400	500	Dec. 28, 1999 to Dec. 27, 2005
Dec. 22, 1995 March 6, 1998	897.92	Jan 1, 2002 to Dec. 31, 2004	1,700 (7)	13	100	1,400	July 1, 2003 to Dec. 31, 2004
Dec. 22, 1995 April 29, 1999	898.38	Jan. 1, 2003 to Dec. 31, 2005	2,050 (8)	14	650	1,100	July 1, 2004 to Dec. 31, 2005
Dec. 22, 1995 April 29, 2000	884.97	Jan. 1, 2004 to Dec. 31, 2006	1,000	7	1,000	0	July 1, 2005 to Dec. 31, 2006
Dec. 22, 2000 March 13, 2001	897.62	Jan.1, 2005 to Dec. 31, 2007	1,500	12	1,500	0	March 14, 2006 to Dec. 31, 2007
Matra Automobile							
April 4, 1997 April 22, 1997	183.55	June 30, 1997 to June 30, 2002	7,000 (9)	4	—	0	July 1, 2002 to June 30, 2007
April 4, 1997 Dec. 22, 1999	231.72	June 22, 2003 to Dec. 22, 2004	30,000	16	2,200	27,800	Dec. 23, 2004 to Dec. 23, 2009
Hachette Filipacchi Médias							
June 18, 1997 June 18, 1997	37.44	June 18, 1997 to June 17, 2004	1,577 (2)	11	—	1,577	June 6, 2002 to June 19, 2007
June 18, 1997 July 22, 1999	46.20	July 22, 1999 to July 21, 2006	1,525 (3)	63	—	1,513	July 23, 2004 to July 23, 2009
Virgin Stores							
Sept. 25, 1998 April 15, 1999 (4)	40.04	April 15, 2002 to April 15, 2009	9,959	6	4,482	5,477	April 16, 2004 to April 15, 2009
March 15, 2000 March 15, 2000	32.03	Jan. 16, 2003 to Jan. 15, 2010	56,269	8	3,984	52,285	March 16, 2005 to March 15, 2010
March 15, 2000 Jan. 17, 2001	47.77	Jan. 18, 2004 to Jan. 17, 2011	2,988	2	1,992	996	Jan. 18, 2006 to Jan. 17, 2011
March 15, 2000 April 19, 2001	47.77	April 20, 2004 to April 19, 2011	498	1	—	498	April 20, 2006 to Jan. 17, 2011
March 15, 2000 June 5, 2001	71.82	June 6, 2004 to June 5, 2011	1,992	1	—	1,992	June 06, 2006 to June 05, 2011

(1) Beneficiaries have the right to resell their options to the companies concerned depending on various criteria such as changes in stockholders' equity and/or changes in results.

(2) Each option gives right to subscribe to 300 shares.

(3) Each option gives right to subscribe to 500 shares.

(4) Purchase options.

(5) In the case of Hachette Filipacchi Médias, period of exchange for Lagardère shares.

(6) In 2002, 1,560 options, each of them giving right to one share, were exercised.

(7) In 2002, 200 options, each of them giving right to one share, were exercised.

(8) In 2002, 300 options, each of them giving right to one share, were exercised.

(9) In 2002, 7,000 options, each of them giving right to one share, were exercised.

(*) For details on options granted by EADS, in which Lagardère SCA indirectly holds a 15.07% interest, see EADS' own Reference Document.





6_3_4 Options granted to the ten main beneficiaries other than members of the Supervisory Board and members of other managing bodies, and options exercised

Subscription or purchase options granted to the ten main beneficiaries other than members of the Supervisory Board or of other managing bodies and options exercised	Total number of options granted / shares subscribed or purchased	Purchase or subscription price *(€)*	Date of grant
Options granted during the year by the Company or other Group companies, to the ten main beneficiaries thus holding the highest number of options (overall information)	*180,000*	*52.02*	*Dec. 19, 2002*
Options on shares of the Company or other Group companies, exercised during the year by beneficiaries thus having purchased or subscribed the highest number of shares (overall information)	*30,000* *74,000* *43,000* *4,000*	*14.18* *24.39* *27.44* *44.00*	*Nov. 30, 1995* *Nov. 26, 1997* *Oct. 30, 1998* *Dec. 10, 1999*




2002

Recent events and outlook for the future

7




7_1 Recent events

7_1_1 Acquisition of Vivendi Universal Publishing (VUP) currently in progress

7_1_1_1 Presentation of the operation

Lagardère's offer accepted

In September 2002, Lagardère made an offer to acquire the publishing assets of VUP in Europe, mainly in France, and Latin America (excluding Brazil) that the Vivendi Universal group had just decided to put up for sale at the same time as its USA publishing assets (Houghton Mifflin). On October 23, 2002, Vivendi Universal announced that it was accepting Lagardère's bid.

The acquisition of these assets is structured in accordance with the vendor's requirement to complete the transaction and receive payment from Lagardère as soon as possible.

Involvement of Natexis Banques Populaires

In view of the concern for rapidity, Natexis Banques Populaires (NBP) became a participant in the acquisition process at Lagardère's request, with the approval of the Vivendi group.

This took place in compliance with article 3.5a of EC regulation 4064/89 on the control of concentrations of undertakings, which allows a financial establishment to acquire a business intended for resale without first obtaining authorization from the European Commission (since this type of transaction is not considered a merger).

Details of the terms and conditions of this acquisition have been submitted to the European Commission, which has given its approval. When the assets are sold by NBP to Lagardère, the European Competition Authorities will examine the operation in the normal way.

Progress of the operation

On December 3, 2002, the NBP group signed a firm sale agreement with Lagardère, entitling Lagardère (via Ecrinvest 4) to acquire all of the securities comprising the capital of Investima 10 (a NBP group holding company 100% owned by Ecrinvest 4, specially set up to hold the VUP assets acquired), and the NBP group's current account advance to Investima 10, once the Competition Authorities have issued their opinion on the transaction. The purchase price for these securities and current account was paid immediately, in advance, by Lagardère to Segex (the company which owns the entire capital of Ecrinvest 4) on the same date.
This agreement was designed in such a way that the transaction is totally neutral for NBP, whatever disposal(s) may be required by the Competition Authorities. Any capital gains or losses resulting from such disposals would, in any event, be recognized by Lagardère.

On receipt of the sale price for Ecrinvest 4 shares and the current account advance, the NBP group set up a current account with Investima 10, enabling Investima 10 to pay Vivendi Universal the price of the VUP assets concerned on December 20, 2002 in execution of the sale agreement signed the same day by Investima 10 and Vivendi Universal, after consulting personnel representatives in all the companies concerned.

In compliance with the regulation on concentrations, Lagardère is due to notify the Competition Authorities of the planned acquisition very shortly, so that the project can be examined by the relevant departments of the European Commission.

7_1_1_2 Summary presentation of VUP's business activities to be acquired by Lagardère

Vivendi Universal Publishing (excluding Houghton Mifflin) achieved sales of € 925 million in 2002, and has operations in the following business domains:

- General literature: Plon-Perrin, Robert Laffont, Julliard, Bouquins, Seghers, Nil, La Découverte, Presse de la Cité, Belfont, Presses de la Renaissance, Pocket, 10/18, Fleuve noir.
- Youth: Nathan Jeunesse, Pocket Jeunesse, Larousse Jeunesse
- Illustrated books, practical works: Solar, Hors-Collection, CLE, Dessain & Tolra
- Text books, educational: Bordas, Nathan, Retz
- University: Dunod, Dalloz, Armand Colin
- Reference works: Larousse, Le Robert
- Services

7_1_2 | Matra Automobile

When it became obvious that the Avantime was a commercial failure, Matra Automobile decided to stop production.
It was Renault's decision, taken back in 1996, to switch production of the 4th generation Espace to its own plant at Sandouville, taking it away from Romorantin, that led the traditional partners to launch the Avantime together. This decision was part of a common determination to keep the Romorantin plant in production.
In December 2002, orders for the Avantime were lower than the most pessimistic forecasts, at an average of 15 vehicles per day. Despite efforts to give new impetus to sales and the introduction of the complete range of the vehicle, which mildly boosted the figures, sales remained far behind the forecasts set to ensure the future of the car. On the contrary, Matra Automobile is now in a critical situation.
This decision to stop production has a number of consequences. A job continuity plan has been instigated in Matra Automobile's Romorantin and Pissaloup plants. In line with Matra Automobile's commitment to work hand in hand with the employee representative bodies, information meetings have been held with the representatives of the staff concerned.
This decision also means that Matra Automobile will no longer manufacture automobiles, but will continue to fulfill its contractual obligations with respect to Espace and Avantime customers. It will now devote itself to the Automobile Engineering business, making use of its skills in the design office, for which it has long been renowned.

In this fraught and painful context, Jean-Luc Lagardère wished the implementation of the job continuity plan to be exemplary in every way; and, similarly, those actions to revive industry in Central France, taken in close cooperation with local and regional elected representatives.



7_2 Outlook for the future

Lagardère Media

2003 promises to be a year of consolidation and continued improvement in management fundamentals.

The scope of Lagardère Media will evolve significantly as it integrates the publishing assets of Vivendi Universal Publishing, once the European Commission has authorized the acquisition. Short-term priority will therefore be given to making a success of this integration.

At the same time, the plan to improve profitability in each of Lagardère Media's business activities, instigated in 2001, will be pursued with determination.

In a media sector still badly hit by economic recession, and in which reorganization remains a possibility, Lagardère Media will be on the lookout for any suitable opportunities that may arise. However, an acquisition with the potential to radically change the size and organization of the Group is unlikely in the short term.

For the years to come, Lagardère Media will continue to pursue its international development strategy, in particular in magazines, and to strengthen its film and television production operations in France.

Given the low visibility combined with high volatility, especially concerning advertising revenue, which has a tangible effect on profitability, Lagardère Media announced its forecast for growth in operating revenue in 2003 based on three different scenarios:

- 0 to +2% should the current difficult conditions continue but with no major problems occurring
- +2% to +6% if there is a slight recovery halfway through the year
- >6%, and maybe even double-digit growth, in the event of a real recovery.

Results for the first half of 2003 are scheduled to be announced on September 8, 2003.

EADS

The management of EADS has set conservative financial objectives for 2003, to preserve the company's flexibility of response to market fluctuations. In this uncertain environment, EADS will continue to give preference to profitability and controlling cash flows rather than conquering new market shares.

EADS considers that EBIT* for 2003 will be of the same order as in 2002, based on the scheduled delivery of 300 aircraft by Airbus as part of an order book which is even fuller, and taking account of the rise in R&D expenditure which will reach a peak in 2003.

EADS' targeted EBIT for 2003 also comprises considerable budgeted expenditure in preparation for a fundamental restructuring of the space business, which is aiming to achieve a positive EBIT figure for the Space division in 2004. In 2003, this division's EBIT is expected to be lower than in 2002, due to restructuring charges, risks on programs, and the planned 100% consolidation of Astrium for the first time.

These negative effects will be offset by expected improvements in the performance of those divisions whose Defense programs are coming up to speed (Aeronautics, Civil & Defense Systems and Military Transport Aircraft).

Assuming an exchange rate of € 1 = $ 1.10 in 2003 (2002: € 1 = $ 0.95), EADS expects to achieve sales similar to 2002.

Cash available before recovering customer financing receivables should remain positive in 2003, demonstrating the self-funding capability of the A380 program.

In 2003, the forecast increase in outstanding customer receivables is lower than the forecast included in the 2003 budget made in 2002, and EADS will continue to implement a rigorous policy to keep this increase as low as possible.

The Lagardère Group, given its current position in the capital structure controlling the industrial complex which it largely contributed to creating, intends to continue to play a decisive role, in a balanced way with its partners.

*EBIT = Earnings before interest and taxes, pre-goodwill amortization and exceptional items.




LAGARDERE

Prepared by **Direction des Relations Humaines et de la Communication**.
Illustration: Philippe Gauckler.
Photo credits: A.Borrel/GMT Productions, Jérôme Léglise, Hachette Première, Didier Delmas, HDS, EADS, Hachette, rights reserved, X. Nojaroff, E et G, Airbus, Eurocopter, Ariane, Image & Compagnie, Michel Marizy, Jacques Bourguet.
Translation: J.H. Communication
Design and production: BRIEF
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